COMPASS
GROUP

RECEIVED
2008 DEC 15 A 6:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

08006249

By Air Mail

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States

SUPPL

1 December 2008

Dear Sir/Madam

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group PLC, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

I NEWS RELEASES

1. Notification from Compass Group PLC relating to the Annual Results for the Year Ended 30 September 2008. (November 26, 2008).

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

1. Notification from Compass Group PLC relating to the Annual Results Announcement for the Year Ended 30 September 2008. (November 26, 2008).

2. Notification from Compass Group PLC relating to a Director/PDMR shareholding: Sir Roy Gardner (November 28, 2008).

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None this period.

PROCESSED
DEC 17 2008
THOMSON REUTERS

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 288(a) – Appointment of Timothy Parker as a director of the Company (November 1, 2008).

Compass Group PLC
Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ
Telephone 01932 573000 Facsimile 01932 569956
Registered in England, Registered Number 4083914, VAT number 466/4777/01

COMPASS
GROUP

2. Companies Form No. 88(2) – Return of allotment of 155,782 shares (November 10, 2008).

3. Companies Form No. 88(2) – Return of allotment of 1,765,877 shares (November 14, 2008).

4. Companies Form No. 88(2) – Return of allotment of 78,848 shares (November 21, 2008).

5. Companies Form No. 88(2) – Return of allotment of 22,282 shares (November 28, 2008).

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned on +44 (0)1932 573159.

Yours faithfully

Andrew V Derham
Deputy Company Secretary
Encs.

COMPASS
GROUP

82-5161

I NEWS RELEASES

COMPASS
GROUP

Compass Group PLC

Annual Results Announcement

For The Year Ended 30 September 2008

RECEIVED

Another Excellent Year

• Revenue £11.4 billion	↑ 5.9% organic growth
• Underlying operating profit £662 million	↑ 19% constant currency growth
• Margin 5.8%	↑ 70 basis points
• Underlying earnings per share 22.0p	↑ 45%
• Total dividend 12.0p	↑ 11%
• Free cash flow £520 million	↑ 46%

Richard Cousins, Chief Executive Officer, said:

"I am delighted with the excellent progress the Group has made over the last twelve months, which has been driven by strong operational management and MAP, the performance framework we introduced two years ago.

The new financial year has started well and the visibility we have on the sales pipeline is encouraging. We are continuing to deliver good organic revenue growth and operating efficiency. In the context of a more challenging economic environment we are not complacent. We have considerable flexibility in the cost base and further significant scope for cost reduction. Together with the scale of the market opportunity and ongoing demand for outsourced services, this gives us confidence that we can continue to deliver."

Sir Roy Gardner, Chairman, said:

"We are pleased with the results delivered in the last financial year against a background of weakening economic conditions. We have a clear and focused strategy, an internationally diversified and transparent business model and we are the market leader in an industry that has potential for significant structural growth. We see good opportunities to continue to grow revenue and to further improve operating efficiency. Our cash flow and balance sheet are strong. The strengths of the business that are highlighted in these results support the Board's view that 2009 will be another year of progress for the company."

Financial Summary	2008	2007	Increase/(Decrease)
Continuing operations			
Revenue			
Constant currency	**£11,440m**	£10,765m	6.3%
Reported	**£11,440m**	£10,268m	11.4%
Total operating profit			
Constant currency	**£662m**	£558m	18.6%
Underlying	**£662m**	£529m	25.1%
Reported	**£659m**	£529m	24.6%
Operating margin			
Underlying	**5.8%**	5.1%	70bps
Profit before tax			
Underlying	**£589m**	£442m	33.3%
Reported	**£566m**	£436m	29.8%
Basic earnings per share			
Underlying	**22.0p**	15.2p	44.7%
Reported	**20.9p**	15.0p	39.3%
Free cash flow			
Reported	**£520m**	£357m	45.7%
Total Group including discontinued operations			
Basic earnings per share	**23.7p**	25.6p	(7.4)%
Total dividend per ordinary share	**12.0p**	10.8p	11.1%

(1) Constant currency restates the prior year results to 2008's average exchange rates.
(2) Total operating profit includes share of profit of associates.
(3) Underlying operating profit excludes the amortisation of intangibles arising on acquisition.
(4) Operating margin is based on revenue and operating profit excluding share of profit of associates.
(5) Underlying profit before tax excludes the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness and the change in fair value of minority interest put options.
(6) Underlying basic earnings per share excludes the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness, the change in fair value of minority interest put options and the tax attributable to these amounts.
(7) Organic growth is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both periods) and exchange rate movements (translating the prior year at current year exchange rates) and compares the current year results against the prior year.

Management and Performance (MAP)

The Group's operating framework, MAP, is being used ever more widely across the Group. It is fundamental to driving more consistent performance across the business and is helping us deliver a balance of disciplined revenue growth and greater efficiencies. To maintain the momentum, we have this year launched 'Mapping for Value', a two day intensive training course for our top 400 managers, and this is now being rolled out to a further 5,000 managers across the Group. With better trained staff and the sharing of best practice across the businesses, the benefits of a more structured approach are showing signs of success. A combination of excellent operational management and MAP has this year enabled us to deliver £104 million of constant currency operating profit growth as follows:

£28 million from net new business: We have had another year of strong growth in most countries, delivering 8.5% of new business with overall retention levels remaining stable at 94%.

We have seen good levels of growth in all our core sectors. In the Business & Industry sector, we have secured contracts with SAP in Germany, Indesit Company in Italy, a new Nokia factory in Romania and Abbey in the UK. Our ability to offer multi services, that is foodservice and support services, is helping drive new business in the Healthcare and increasingly the Business & Industry sectors, for example our international client Pfizer, where we have added support services to our existing foodservice contract. Other examples include Vodacom and Siemens in South Africa and in Healthcare, Inova Health System in the USA is one of the largest combined foodservice and support services contracts we have won in the sector. In the Education sector, we have won new business with the Cornwall County Council which covers over 170 primary and secondary schools and extended one of the largest outsourced Education contracts in Italy, Turin schools, which serves 27,000 students in 340 schools. We have won our first Sports & Leisure contract in Brazil at the Sao Paulo Stadium and continue to win new business in the USA: the St Louis Blues (National Hockey League) and Real Salt Lake (Major League Soccer).

We believe there is further scope over time to improve retention across the Group. Where we have focused on retention levels and built dedicated retention teams to date, we have been able to deliver improved performance.

£57 million from like for like growth: The majority of our profit growth was delivered through sustainable growth in our base estate. The two drivers of this are like for like revenue growth and cost efficiency.

We have continued to work hard to increase like for like revenue growth to 3.5% through the continued development of both our client and consumer offers and greater structure and discipline in pricing. We seek to increase the participation and spend of consumers by offering all day service, retail stores and coffee shops alongside countrywide promotions and we continue to extend the client offer to include support services in addition to foodservice.

We continue to see good progress in menu planning, the rationalization of purchasing and the supply chain. These initiatives, together with the roll out of waste management programmes across the Group, should over time produce further benefits. Food cost inflation was a significant issue for us throughout the year, but we have been able to contain the impact through these actions in the year and deliver an improvement in the gross margin. We continue to see good opportunities in labour costs to improve productivity and reduce ancillary costs. Much of the unit cost efficiency in the year has come from savings in unit overheads such as uniforms and cleaning products. Whilst we have made good progress in driving out cost from the business, there are still significant opportunities to further improve efficiencies and, with a predominantly flexible cost base, to adapt to varying levels of demand.

£6 million from above unit overhead savings: While growing the revenue by 6%, we have further leveraged our above unit overheads with a £21 million reduction in real terms, more than offsetting the £15 million inflationary impact.

[illegible] million from acquisitions/disposals. This comprises £7 million of trading profit from the acquisition of Professional Services in the US and the remaining 50% of the shares in GR S.A. in Brazil partly offset by the disposal of some Japanese concessions businesses and £6 million of disposal profit arising from country exits.

Geographic and Sector Diversity

The Group has a very broad spread of business; geographically, where we are present in some 55 countries; across clients, with no one client accounting for more than one percent of revenue; and across the multiple sectors and sub sectors in our portfolio. We have a well balanced exposure to Healthcare, Education and Business & Industry and the diversity of customers we serve considerably spreads our risk profile. For example, within the Business & Industry sector we deliver a broad range of foodservice and support services to the pharmaceutical industry, IT and software industries, communications, entertainment, government, manufacturing and banks and other financial and professional service organisations. We provide a wide range of services to clients, from fine dining through to our value foodservice propositions and from grounds maintenance to reception services. This gives us the flexibility to tailor our offer to client needs.

In Education, our clients are private and public schools, both primary and secondary, and further education facilities. We provide a diverse range of services from retail to full service meals.

In Healthcare, we feed not only patients, but staff and visitors, as well as the fast growing senior living sector, in both public and private institutions. Our services include full service meals, vending, grab and go, retail stores, cleaning, house-keeping and laundry services.

Strategy

We believe that key to creating shareholder value is the delivery of strong cash flow. Our aim is to deliver this through revenue growth and operating efficiency, supported by disciplined use of capital expenditure and working capital. The delivery of strong cash flow provides us with the opportunity to re-invest that cash to grow the business and to reward shareholders. We spent a total of £352 million cash during the year on share buy backs and £65 million was spent on the current phase of the buy back, which is ongoing. Together with the proposed 11% increase in the final dividend, this illustrates our commitment to reward shareholders.

Our strategy over the last two years has been to develop our foodservice and support services businesses, building scale within countries to drive efficiency and having global reach to serve multinational institutions. Sectorisation has been a fundamental part of our strategy and we have built big businesses in all of the key sectors.

There is significant opportunity to grow revenue. We estimate the global foodservice market, in which we are the global leader, to be around £150 billion. This market is approximately 45% outsourced and we only have a 7% share of the total. The support services market is even bigger and less penetrated. We will continue to build our market presence by growing revenues organically, and where it makes sense we will invest intelligently in either organic growth and/or value-creating infill acquisitions.

We will continue to improve efficiency in our main categories of cost; food, labour and overheads. Whilst good progress has been made, there are many significant opportunities. In the context of a more challenging macro economic environment, the ability to flex the cost base is important. We believe our key costs of food, labour and overheads are largely flexible, which gives us the ability to align our cost base to any variation in the level of demand. In the last two years, the strength of our operational management teams and the MAP framework have been integral to driving the turnaround in performance and in successfully managing the effects of input cost inflation. These will remain a focus as we continue to move through the challenging macro economic environment.

Notes:

(a) Compass Group is the world's largest foodservice company with annual revenue of over £11 billion operating in 55 countries.

(b) MAP is a simple, but clearly defined Group operating framework. MAP focuses on five key value drivers, enabling the businesses to deliver disciplined, profitable growth with the focus more on organic growth and like for like growth.

The five key value drivers are:

MAP 1: Client sales and marketing
MAP 2: Consumer sales and marketing
MAP 3: Cost of food
MAP 4: Unit costs
MAP 5: Above unit overheads

(c) The timetable for payment of the final dividend of 8.0p per share is as follows:

Ex dividend date:	28 January 2009
Record date:	30 January 2009
Payment date:	2 March 2009

(d) The Annual Results Announcement was approved by the Directors on 26 November 2008 and has been derived from the Company's Annual Report and Accounts for the year ended 30 September 2008. The Auditors' Report on these accounts was unqualified and did not contain statements under section 237(2) or 237(3) of the Companies Act 1985.

The 2008 Annual Report and Accounts will be published on 5 January 2009.

A copy of the report will be disseminated via the London Stock Exchange Regulatory News Service (RNS) and will be published on the Group's website (www.compass-group.com).

A copy will also be lodged with the UK Listing Authority's Document Viewing Facility which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. Telephone: 020 7676 1000.

Printed copies of the report will be mailed to shareholders and other interested parties who have not opted-in to the Company's electronic communication programme.

The Annual Results Announcement does not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985.

(e) Forward looking statements

This Annual Results Announcement contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

(f) A presentation for analysts and investors will take place at 9:30 a.m. (GMT/London) on Wednesday 26 November 2008 at Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ.

The live presentation can also be accessed via both a teleconference and webcast:

- To listen to the live presentation via teleconference, dial +44 (0) 1296 311 600, passcode 715136.
- To view the presentation slides and/or listen to a live webcast of the presentation, go to www.compass-group.com or www.cantos.com.
- Please note that remote listeners will not be able to ask questions during the Q&A session.

A replay recording of the presentation will also be available via teleconference and webcast:

- A teleconference replay of the presentation will be available from 3:00 p.m. (GMT/London) on Wednesday 26 November 2008 for seven days. To hear the replay, dial +44 (0) 207 136 9233, passcode 15919284.
- A webcast replay of the presentation will be available for six months, at www.compass-group.com and www.cantos.com

Enquiries:

Investors/Analysts	Andrew Martin	+44 (0) 1932 573000
Media	Chris King	+44 (0) 1932 573116

Website: www.compass-group.com

Business Review

Compass Group today announces its full year results for the year ended 30 September 2008.

Financial Summary	2008	2007	Increase/(Decrease)
Continuing operations			
Revenue			
Constant currency	**£11,440m**	£10,765m	6.3%
Reported	**£11,440m**	£10,268m	11.4%
Total operating profit			
Constant currency	**£662m**	£558m	18.6%
Underlying	**£662m**	£529m	25.1%
Reported	**£659m**	£529m	24.6%
Operating margin			
Underlying	**5.8%**	5.1%	70bps
Profit before tax			
Underlying	**£589m**	£442m	33.3%
Reported	**£566m**	£436m	29.8%
Basic earnings per share			
Underlying	**22.0p**	15.2p	44.7%
Reported	**20.9p**	15.0p	39.3%
Free cash flow			
Reported	**£520m**	£357m	45.7%
Total Group including discontinued operations			
Basic earnings per share	**23.7p**	25.6p	(7.4)%
Total dividend per ordinary share	**12.0p**	10.8p	11.1%

(1) Constant currency restates the prior year results to 2008's average exchange rates.
(2) Total operating profit includes share of profit of associates.
(3) Underlying operating profit excludes the amortisation of intangibles arising on acquisition.
(4) Operating margin is based on revenue and operating profit excluding share of profit of associates.
(5) Underlying profit before tax excludes the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness and the change in fair value of minority interest put options.
(6) Underlying basic earnings per share excludes the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness, the change in fair value of minority interest put options and the tax attributable to these amounts.

The table below summarises the performance of the Group's continuing operations by geographic segment.

	Revenue		Revenue Growth		
	2008	2007		Constant	
	£m	£m	Reported	Currency	Organic
Continuing operations					
North America	**4,553**	4,206	8.3%	7.3%	7.1%
Continental Europe	**3,021**	2,553	18.3%	5.2%	5.4%
United Kingdom	**1,926**	1,931	(0.3)%	(0.3)%	(0.3)%
Rest of the World	**1,940**	1,578	22.9%	12.9%	10.6%
Total	**11,440**	10,268	11.4%	6.3%	5.9%

	Operating Profit		Margin	
	2008	2007	**2008**	2007
	£m	£m	**%**	%
Continuing operations				
North America	**311**	264	**6.8%**	6.3%
Continental Europe	**197**	151	**6.5%**	5.9%
United Kingdom	**108**	107	**5.6%**	5.5%
Rest of the World	**104**	61	**5.4%**	3.9%
Unallocated overheads	**(62)**	(58)	**-**	-
Excluding associates	**658**	525	**5.8%**	5.1%
Associates	**4**	4	**-**	-
Underlying	**662**	529	**5.8%**	**5.1%**
Amortisation of fair value intangibles	**(3)**	-		
Total	**659**	529		

(1) Constant currency restates the prior year results to 2008's average exchange rates.
(2) Operating profit includes share of profit of associates.
(3) Underlying operating profit and margin excludes the amortisation of intangibles arising on acquisition.
(4) Operating margin is based on revenue and operating profit excluding share of profit of associates.
(5) Organic growth is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both periods) and exchange rate movements (translating the prior year at current year exchange rates) and compares the current year results against the prior year.

Revenue

Overall, organic revenue growth was 5.9%, comprising new business of 8.5%, retention of 94% and like for like growth of 3.5%. The significant weakening of Sterling, in particular against the Euro, increased reported revenues by 5.1%, resulting in reported revenue growth of 11.4%.

Operating Profit

Underlying operating profit from continuing operations, including associates but excluding the amortisation of intangibles arising on acquisition, was £662 million (2007: £529 million), an increase of 25% on a reported basis over the prior year. Underlying operating profit increased by £104 million, or 19%, on a constant currency basis. This represents a 70 basis points improvement in margin to 5.8% (2007: 5.1%).

Operating profit after the amortisation of intangibles arising on acquisition of £3 million (2007: £nil) was £659 million (2007: £529 million).

North America – 39.8% Group revenue (2007: 40.9%)

North America has had another strong year with organic revenue growth of 7.1%. We are continuing to win good quality new business across all sectors, for example Nortel and Exxon in the Business & Industry sector, in the Education sector feeding over 27,000 students in St Louis Public Schools and the workers' camps for the TransCanada Pathfinder Pipeline project in the Remote sector. The slight acceleration in the rate of organic revenue growth has been driven by increased like for like revenue growth. By applying retail thinking to our business, we are getting better at pricing and we are continuing to strengthen our offer. In the Business & Industry sector, our 'Outtakes' grab and go concept has helped deliver 6% organic revenue growth. The integration of the recently acquired Professional Services and Medi-Dyn businesses has helped to drive another good year of growth in both foodservice and support services in the Healthcare sector and in Education, strong enrolments and an increasing take up of school meal and board plans have resulted in very good like for like revenue growth. Levy, our Sports & Leisure business, has continued to grow whilst driving excellent efficiencies in both food and unit costs. In Canada, the Remote Site business performed well and we are making good progress in growing the other sectors.

Operating profit increased by £45 million, or 17%, on a constant currency basis to £311 million (2007: £266 million on a constant currency basis). The margin improvement seen in the first half has continued throughout the second half, with a full year 50 basis points improvement taking the overall margin to 6.8%. We have been very successful in fighting food cost inflation and have delivered good efficiency gains, both in and above units.

Continental Europe – 26.4% Group revenue (2007: 24.9%)

In Continental Europe the organic revenue growth rate has continued to improve to 5.4%, driven by increased levels of new business wins and continued strong like for like revenue growth across the whole geography. Significant contract wins and renewals in the year have included extending our relationship with Continental in Germany, Vestel City, Europe's largest industrial complex, is one of the largest foodservice contracts ever awarded in Turkey, the Petz Aladár Hospital, one of the biggest hospitals in Hungary, and some 120 new schools across Spain.

In France organic revenue growth has moved forward significantly to 4%, reflecting a real turnaround in new business wins. A focus on like for like revenue growth and overhead efficiencies has continued to help advance margins.

Germany continues to lead the Group in operational efficiency. In particular, this year we have seen a reduction in the labour cost of 40 basis points as a percentage of revenues.

The ongoing strength of the offshore business in the Nordic region, together with new business from multi services has driven organic revenue growth of 15%. This has converted to strong margin growth through the successful restructuring of the region.

Whilst margins are still modest, our Italian business has delivered a good improvement in performance this year. Going forward, the focus will be on cost reduction to bring margins more into line with the rest of the Group.

The Spanish business is dominated by Education and Healthcare. We have seen excellent organic revenue growth of 10% overall, reflecting a good balance of net new business and like for like revenue growth.

Overall, operating profit in Continental Europe was £197 million (2007: £172 million on a constant currency basis), an increase of 15%. We have added a further 60 basis points of margin improvement to the 100 basis points improvement in 2007, delivering an overall margin of 6.5%.

UK – 16.8% Group revenue (2007: 18.8%)

In the UK, operating profit was £108 million (2007: £107 million). As expected, we have achieved a similar level of profitability and margin to last year. Major contract wins and renewals have included the Bank of England, ASDA, our contract to provide foodservice to Royal Mail employees through Quadrant, our joint venture with the Royal Mail Group and Wellingborough Independent School.

There has been an enormous amount of activity during this period. The new executive team is in place, we have either fixed or exited most loss making and low margin contracts, much improved and tightened the sales process, refreshed and re-launched the client and consumer offer, completely re-organised middle management, driven significant cost reduction and improved cash control. The re-structuring we have seen in the business over recent years is beginning to show benefits.

Rest of the World – 17.0% Group revenue (2007: 15.4%)

The Rest of the World has delivered very strong organic revenue growth of 10.6% through excellent new business wins and improved like for like revenue growth throughout the geography. There have been contract wins with Anglo American for the Barro Alto nickel plant construction in Brazil, a food service and support service contract with De Beers in South Africa and Takeda Pharmaceutical and Oracle Corporation in Japan. We have exited 30 countries and are focused on a core 28 where we believe there are good opportunities to grow. By streamlining the business and removing duplication from the organisational structures, we have been able to take out significant overhead and now have the business much more focused on cost efficiency, allowing us to leverage the revenue growth.

Australia continues to make good progress. The energy and extraction industries have provided good opportunities and we are successfully developing our other sectors, for example Healthcare where this year we have seen growth of 19%.

Japan continues to improve. A renewed focus on client and consumer pricing combined with rigorous attention to the cost base is working. Margins improved by 100 basis points in 2008 and are now close to the Group average.

This year we acquired the remaining 50% of our business in Brazil making it one of our top ten countries. The focus continues to be on growth and we have made excellent progress, increasing revenue organically by some 21%.

The Remote Site business is now focused on five countries, where we operate with major blue chip international companies. The business is performing well and we are seeing good revenue growth as our new and existing clients continue to expand their operations.

Finally, the UAE has seen excellent organic revenue growth of around 30%, with all sectors growing strongly.

Overall, operating profit in the Rest of the World has increased by £36 million, or 53%, on a constant currency basis, to £104 million (2007: £68 million on a constant currency basis), in part through the acquisition of the remaining 50% of the shares of GR S.A. in Brazil and £6 million of disposal profits arising on country exits. The margin has increased by 150 basis points to 5.4% which is now close to the Group average. Excluding the impact of the £6 million disposal profit, the margin would have been 5.1%, an increase of 120 basis points.

Unallocated Overheads

Unallocated overheads for the year were £62 million (2007: £58 million), reflecting tight control over cost while at the same time strengthening certain of the central functions.

Finance Costs

Underlying net finance cost, excluding hedge accounting ineffectiveness and the impact of revaluing minority interest put options, was £73 million (2007: £87 million). We currently expect the underlying net finance cost for 2009 to be around £95 million, reflecting the impact of the weakening of Sterling against each of the US Dollar, Euro and Yen which comprise the bulk of the Group's net borrowings.

Other Gains and Losses

Other gains and losses include a £4 million (2007: £6 million) cost of hedge accounting ineffectiveness (revaluation gains and losses on swaps and hedging instruments) and a £16 million (2007: £nil) cost of revaluing minority interest put options, reflecting the underlying improvement in performance of the related business.

Profit Before Tax

Profit before tax from continuing operations was £566 million (2007: £436 million).

On an underlying basis, excluding the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness and the impact of revaluing minority interest put options, profit before tax from continuing operations increased by 33% to £589 million (2007: £442 million).

Income Tax Expense

Income tax expense from continuing operations was £169 million (2007: £124 million).

On an underlying basis, excluding the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness and the impact of revaluing minority interest put options, the tax charge on continuing operations was £171 million (2007: £126 million), equivalent to an effective tax rate of 29% (2007: 29%). Based on current corporate tax rates applicable to our major countries of operation, we expect a similar rate for 2009.

Discontinued Operations

The profit after tax from discontinued operations was £53 million (2007: £212 million).

Basic Earnings per Share

Basic earnings per share, including discontinued operations, were 23.7 pence (2007: 25.6 pence).

On an underlying basis, excluding discontinued operations, the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness, the impact of revaluing minority interest put options and the tax attributable to these amounts, the basic earnings per share from continuing operations were 22.0 pence (2007: 15.2 pence).

	Attributable Profit		Basic Earnings Per Share		
	2008 **£m**	2007 £m	**2008** **pence**	2007 pence	Change %
Reported	**443**	515	**23.7**	25.6	(7.4)
Discontinued operations	**(53)**	(212)	**(2.8)**	(10.6)	
Other adjustments	**21**	4	**1.1**	0.2	
Underlying	**411**	307	**22.0**	15.2	44.7

Dividends

It is proposed that a final dividend of 8.0 pence per share will be paid on 2 March 2009 to shareholders on the register on 30 January 2009. This will result in a total dividend for the year of 12.0 pence per share (2007: 10.8 pence per share), a year on year increase of 11%. The dividend was covered 1.8 times on an underlying earnings basis and 2.5 times on a free cash basis.

Free Cash Flow

Free cash flow from continuing operations totalled £520 million (2007: £357 million). The major factors contributing to the increase were: £133 million increase in underlying operating profit before associates and £46 million lower net interest payments, offset in part by £32 million higher net tax payments.

Gross capital expenditure of £200 million (2007: £195 million), including amounts purchased by finance lease of £8 million (2007: £15 million), is equivalent to 1.7% of revenues (2007: 1.9% of revenues). We currently expect the level of gross capital expenditure for 2009 to be around 2% of revenues. Proceeds from the sale of assets were £26 million and we expect these will be minimal in 2009.

There has been a continued focus on all areas of working capital management, delivering an overall £46 million working capital inflow in the year. We believe that there remains further scope for improvement.

The cash tax rate for the year was 25% (2007: 26%), based on underlying profit before tax for the continuing operations, and we continue to expect the cash tax rate to be in the mid to high 20s range for 2009.

The net interest outflow of £81 million (2007: £127 million) continues to reflect the impact of the 2004 swap monetisation. The cash interest will be around £10 million more than in the Income Statement in 2009, and then the numbers should converge for 2010 onwards.

Acquisition Payments

The acquisition spend in the year totalled £181 million, comprising £74 million of infill acquisitions (including £36 million on Professional Services and £23 million on Medi-Dyn in the USA), £102 million on the buyout of minority interests (including £87 million on the remaining 50% of our Brazilian business and £14 million to take our shareholding in Seiyo Foods, our Japanese business, from 86% to 95%) and £5 million of deferred consideration relating to previous acquisitions.

Disposal Proceeds

Proceeds received in the year, mainly relating to the prior year disposal of businesses, totalled £41 million (2007: £767 million).

Share Buy Back

The Group spent cash of £352 million (2007: £575 million) on buying back shares in the year, of which £65 million relates to the current phase of the buy back, which is ongoing. In addition the Group spent £3 million (2007: £1 million) to satisfy employee share based payments in the year.

Return on Capital Employed

Return on capital employed (ROCE) was 14.9% (2007: 12.5%) based on the continuing business before exceptional items, excluding the Group's minority partner's share of total operating profit, net of tax at 30% and using an average capital employed for the year of £3,073 million (2007: £2,914 million) calculated from the IFRS balance sheet.

Under UK GAAP, goodwill previously written off to reserves, now extinguished under IFRS, and goodwill amortised prior to 30 September 2004, the date at which the net book value of goodwill was frozen under IFRS, was included within average capital employed. Including these adjustments, average capital employed for the year (for the continuing businesses) would have been £6,058 million (2007: £5,899 million) and ROCE for the continuing business would have been 7.9% (2007: 6.5%).

Financial Targets

The Group's three year targets for the continuing business for 2006 to 2008 have been achieved:

- 220 basis point improvement in UK GAAP ROCE, against the 100 basis point target, and
- £1,142 million of free cash flow generated from continuing operations (which included £53 million for Selecta in 2006), against the £850 million target.

Pensions

The Group has continued to review and monitor its pension obligations throughout the year working closely with the Trustees and members of schemes around the Group to ensure proper and prudent assumptions are used and adequate provision and contributions are made.

The Group's total pension deficit at 30 September 2008 was £131 million (2007: £162 million), a significant improvement from the £555 million deficit in 2005. The total pensions charge for defined contribution schemes in the year was £28 million (2007: £36 million) and £19 million (2007: £22 million) for defined benefit schemes. Included in the defined benefit scheme costs was a £2 million credit to net finance cost (2007: £2 million charge).

Financial Position

The ratio of net debt to market capitalisation of £6,336 million as at 30 September 2008 was 16% (2007: 13%).

Net debt increased to £1,005 million (2007: £764 million) including a negative impact from foreign exchange translation of £121 million and cash spent on share buy backs totalling £352 million.

At 30 September 2008, the Group had cash reserves of £579 million and in October 2008 raised a further £185 million in the private placement market. In addition, the Group has an undrawn bank facility of £689 million committed through to 2012. Taking account of cash required for day to day operations and the repayment of around £325 million of debt maturing in 2009, the Group estimates it currently has headroom of around £900 million.

Looking ahead over the next three years, £225 million of debt is due for repayment in 2010 and £75 million in 2011. With three years of free cash flow and the proceeds of any further refinancing during this period, the Group believes that it is in a very strong financial position.

The EBIT to net interest ratio has increased from 3.2 times in 2006 to 9.1 times in 2008, excluding the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness, the change in fair value of minority interest put options and discontinued operations. EBITDA to net interest has increased from 5.6 times to 11.9 times in the same period, including discontinued operations but excluding the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness and the change in fair value of minority interest put options. The Group remains committed to maintaining strong investment grade credit ratings.

Risks and Uncertainties

The Board takes a proactive approach to risk management with the aim of protecting its employees and customers and safeguarding the interests of the Company and its shareholders.

The principal risks and uncertainties facing the business and the activities the Group undertakes to mitigate these are set-out in the section headed 'Managing Risk' below.

Shareholder Return

The market price of the Group's ordinary shares at the close of the financial year was 344 pence per share (2007: 302 pence).

Going Concern

After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Outlook

We are pleased with the results delivered in the last financial year against a background of weakening economic conditions. We have a clear and focused strategy, an internationally diversified and transparent business model and we are the market leader in an industry that has potential for significant structural growth. We see good opportunities to continue to grow revenue and to further improve operating efficiency. Our cash flow and balance sheet are strong. The strengths of the business that are highlighted in these results support the Board's view that 2009 will be another year of progress for the Company.

Richard Cousins
Chief Executive

Sir Roy Gardner
Chairman

Managing Risk

The Board takes a proactive approach to risk management with the aim of protecting its employees and customers and safeguarding the interests of the Company and its shareholders. The Group has policies and procedures in place to ensure that risks are properly evaluated and managed at the appropriate level within the business.

The identification of risks and opportunities; the development of action plans to manage the risks and exploit the opportunities; and the continual monitoring of progress against agreed KPIs is an integral part of the business process, and a core activity throughout the Group.

Control is exercised at Group and business level through the Group's Management and Performance framework, monthly monitoring of performance by comparison with budgets and forecasts and through regular Business Reviews with the Group Chief Executive and the Group Finance Director.

This is underpinned by a formal major risk assessment process which is an integral part of the annual business cycle. As part of the process, each of the Group's businesses is required to identify and document major risks and appropriate mitigating activities and controls; and monitor and report to management on the effectiveness of these controls on a biannual basis. Senior managers are also required to sign biannual confirmations of compliance with key procedures and to report any breakdowns in, or exceptions to, these procedures. The results are reviewed by the Executive Committee and the Board.

The Group also has formal procedures in place, with clearly designated levels of authority, for approving acquisitions and other capital investments. This is supported by a post investment review process for selected acquisitions and major items of capital expenditure.

The table below sets out the principal risks and uncertainties facing the business at the date of this report and the systems and processes the Group has in place to manage and mitigate these risks.

Risk		Mitigation
Health, safety and environment	Food safety	Compass feeds millions of consumers around the world every day, therefore setting the highest standards for food hygiene and safety is paramount. The Group has appropriate policies, processes and training procedures to ensure full compliance with legal obligations.
	Health and safety	Health and safety remains our number one operational priority. All management meetings throughout the Group feature a Health and Safety update as one of their first agenda items.
	Environment	Everyday, everywhere, we look to make a positive contribution to the health and wellbeing of our customers, the communities we work in and the world we live in. Our Corporate Responsibility statement in the Annual Report describes our approach in more detail.
Clients and consumers	Client retention	We aim to build long-term relationships with our clients based on quality and value. Our business model is structured so that we are not reliant on one particular sector, geography or group of clients.
	Consolidation of food and support services	We have developed a range of support services to complement our existing foodservice offer. These services are underpinned by the Compass Service Framework, our standard operating platform for support services, which gives us the capability to deliver to the same consistent world-class standard globally.
	Bidding risk	The Group's operating companies bid selectively for large numbers of contracts each year and a more limited number of concession opportunities. Tenders are developed in accordance with a thorough process which identifies both the potential risks (including social and ethical risks) and rewards, and are subject to approval at an appropriate level of the organisation.
	Credit risk	There is limited concentration of credit risk with regard to trade receivables given the diverse and unrelated nature of the Group's client base.
	Service delivery and compliance with contract terms and conditions	The Group's operating companies contract with a large number of clients. Processes are in place to ensure that the services delivered to clients are of an appropriate standard and comply with the appropriate contract terms and conditions.

Risk		Mitigation
	Changes in consumer preferences	We strive to meet consumer demand for quality, choice and value by developing innovative and nutritious food offers which suit the lifestyle and tastes of our consumers.
People	People retention and motivation	The recruitment and retention of skilled employees is a challenge faced by the industry at large. The Group has established training and development programmes, succession planning and performance management programmes which are designed to align rewards with our corporate objectives and to retain and motivate our best people.
Supply Chain	Suppliers	The Group constantly strives to find the right balance between building long-term supply relationships based on the compatibility of values and behaviour with the requirements of the Group as well as quality and price. The Group seeks to avoid over-reliance on any one supplier.
	Traceability	To reduce risk we are focusing on traceability, clear specification of our requirements to nominated suppliers and the improvement of purchasing compliance by unit managers.
Economic risk	Economy	The recent turmoil in the world economy has not had a notable effect on current year sales. Our direct exposure to investment banking clients is between 2-3% of global revenues. Although we start the new financial year facing a more challenging economic environment and a slowing global GDP growth, we see good opportunities to continue to grow revenues and to further improve operating efficiency, supported by our strong financial position.
	Food cost inflation	As part of our MAP programme we seek to manage food price inflation through: cost indexation in our contracts, giving us the contractual right to review pricing with our clients; menu management to substitute ingredients in response to any forecast shortages and cost increases; and continuing to drive greater purchasing efficiencies through supplier rationalisation and compliance.
	Labour cost inflation	Our objective is always to deliver the right level of service in the most efficient way. As part of our MAP programme we have been deploying tools and processes to optimise labour productivity and exercise better control over other labour costs such as absenteeism, overtime and third party agency spend; and to improve our management of salary and benefit costs and control labour cost inflation.
Regulatory, political and competitive environment	Political stability	Compass is a global company operating in countries and regions with diverse economic and political conditions. Our operations and earnings may be adversely affected by political or economic instability. However, we remain aware of these risks and look to mitigate them wherever possible. We have also taken the strategic decision to withdraw from a number of countries (and had completed most of these withdrawals by the date of this report) where we consider the risks outweigh the rewards.
	Regulation	Changes to laws or regulations could adversely affect our performance. We engage with governmental and non-governmental organisations directly or through trade associations to ensure that our views are represented.
	Competition	Compass operates in a competitive market place. The level of concentration and outsource penetration varies by country. Some markets are relatively concentrated with two or three key players, others are highly fragmented and offer significant opportunities for consolidation and penetration into the self-operated market. Aggressive pricing from our competitors could cause a reduction in our revenues and margins. We aim to minimise this by building long term relationships with our clients based on quality and value.
Acquisitions and investments	Acquisition risk	Potential acquisitions are identified by the operating companies and subject to appropriate levels of due diligence and approval by Group management. Post acquisition integration and performance is closely managed and subject to regular review.
	Investment risk	Capital investments are subject to appropriate levels of scrutiny and approval by Group management.
	Joint ventures	In some countries we operate through joint ventures. Procedures are in place to ensure that joint venture partners bring skills, experience and resources that complement and add to those provided from within the Group.

Risk		Mitigation
Information technology and infrastructure		The Group relies on a variety of IT systems in order to manage and deliver services and communicate with its customers, suppliers and employees. There is minimal inter-country dependence on IT systems, and all of the Group's major operating companies have appropriate disaster recovery plans in place.
Fraud and compliance		The Group's zero tolerance based Code of Ethics governs all aspects of our relationship with our stakeholders. All alleged breaches of the Code are investigated. The Group's procedures include regular operating reviews, underpinned by a continual focus on ensuring the effectiveness of internal controls.
Litigation		Though we do not operate in a litigious industry, we have in place policies and processes in all of our main operating companies to report, manage and mitigate against third-party litigation.
Reputation risk		Our brands are amongst the most successful and best established in our industry. They represent a key element of the Group's overall marketing and positioning. In the event that our brand or reputation is damaged this could adversely impact the Group's performance. The Group's zero tolerance based Code of Ethics is designed to safeguard the Company's assets, brands and reputation.
Financial risk	Overview	Compass Group's financial risk management strategy is based upon sound economic objectives and good corporate practice. The main financial risks concern the availability of funds to meet our obligations (liquidity risk), movements in exchange rates (foreign currency risk), movements in interest rates (interest rate risk), and counterparty credit risk. Derivative and other financial instruments are used to manage interest rate and foreign currency risks. Further details of our financial risks and the ways in which we mitigate them are set out below.
	Liquidity Risk	The Group finances its borrowings from a number of sources including banks, the public markets and the private placement markets. The maturity profile of the Group's principal borrowings at 30 September 2008 shows the average period to maturity is 3.1 years. Following the year end the Group raised a total of £185 million in the private placement market through the issue of five, seven and eight year loan notes. This has further strengthened the Group's balance sheet and extended the average life of the Group's borrowings to 3.4 years. The Group's undrawn committed bank facilities at 30 September 2008 were £689 million (2007: £630 million).
	Financial Instruments	The Group continues to manage its foreign currency and interest rate exposure in accordance with the policies set out below. The Group's financial instruments comprise cash, borrowings, receivables and payables that are used to finance the Group's operations. The Group also uses derivatives, principally interest rate, currency swaps and forward currency contracts, to manage interest rate and currency risks arising from the Group's operations. The Group does not trade in financial instruments. The Group's treasury policies are designed to mitigate the impact of fluctuations in interest rates and exchange rates and to manage the Group's financial risks. The Board approves any changes to the policies.
	Foreign Currency Risk	The Group's policy is to match as far as possible its principal projected cash flows by currency to actual or effective borrowings in the same currency. As currency cash flows are generated, they are used to service and repay debt in the same currency. To implement this policy, forward currency contracts or currency swaps are taken out which, when applied to the actual currency liabilities, convert these to the required currency. A reconciliation of the 30 September 2008 actual currency liabilities to the effective currency borrowed is set out in note 20 of the consolidated financial statements. The borrowings in each currency give rise to foreign exchange differences on translation into Sterling. Where the borrowings are either less than, or equate, to the net investment in overseas operations, these exchange rate movements are treated as movements on reserves and recorded in the statement of recognised income and expense rather than in the income statement. Non-Sterling earnings streams are translated at the average rate of exchange for the year. This results in differences in the Sterling value of currency earnings from year to year. The table in note 36 of the consolidated financial statements sets out the exchange rates used to translate the income statements, balance sheets and cash flows of non-Sterling denominated entities.
	Interest Rate Risk	As detailed above, the Group has effective borrowings in a number of currencies and its policy is to ensure that, in the short-term, it is not materially exposed to fluctuations in interest rates in its principal currencies. The Group implements this policy either by borrowing fixed rate debt or by using interest rate swaps so that at least 80% of its projected net debt is fixed for one year, reducing to 60% fixed for the second year and 40% fixed for the third year.

Risk	Mitigation
Pensions risk	The Group's defined benefit pension schemes are closed to new entrants other than for transfers under public sector contracts in the UK where the Company is obliged to provide final salary benefits to transferring employees. In addition, over the last three years substantial one-off contributions have been made to reduce the deficit in the UK schemes. Steps have also been taken to reduce the investment risk in these schemes. Further information is set out in note 23 of the consolidated financial statements.
Tax risk	As a Group, we seek to plan and manage our tax affairs efficiently in the jurisdictions in which we operate. In doing so, we aim to act in compliance with the relevant laws and disclosure requirements. In an increasingly complex international tax environment, a degree of uncertainty is inevitable in estimating our tax liabilities. We exercise our judgement, and seek appropriate professional advice, in assessing the amounts of tax to be paid and the level of provision required. The effective rate of tax may be influenced by a number of factors, including changes in laws and accounting standards, could increase the rate.

Directors' responsibilities

The consolidated financial statements set-out on the following pages have been extracted from the Annual Report of Compass Group PLC and are an abridged version of the full financial statements, not all of which are reproduced in this announcement.

The annual report and accounts complies with the Disclosure and Transparency Rules ('DTR') of the United Kingdom's Financial Services Authority in respect of the requirement to produce an annual financial report. The annual report and accounts is the responsibility of, and has been approved by, the directors. We confirm that to the best of our knowledge:

- the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards('IFRS');
- the financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and
- the annual report and accounts includes a review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

On behalf of the Board

Mark J White
General Counsel and Company Secretary
26 November 2008

The directors are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards ('IFRS'). Company law requires the directors to prepare such financial statements in accordance with IFRS, the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that financial statements present fairly for each financial year the Group's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expense set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards.

Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and
- prepare the accounts on a going concern basis unless, having assessed the ability of the Group to continue as a going concern, management either intends to liquidate the entity or to cease trading, or have no realistic alternative but to do so.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a directors' report and directors' remuneration report which comply with the requirements of the Companies Act 1985. The directors, having prepared the financial statements, have permitted the auditors to take whatever steps and undertake whatever inspections they consider to be appropriate for the purpose of enabling them to give their audit opinion.

The directors are also responsible for the maintenance and integrity of the Compass Group PLC website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Independent auditors' report to the members of Compass Group PLC

The audit report set-out below has been extracted from the Annual Report of Compass Group PLC and expresses the auditor's opinion on the full financial statements, not all of which are reproduced in this announcement.

Introduction

We have audited the Group financial statements of Compass Group PLC for the year ended 30 September 2008 which comprise the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement, the accounting policies and the related notes 1 to 37. These Group financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the parent company financial statements of Compass Group PLC for the year ended 30 September 2008.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view, whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the part of the Directors' Remuneration Report described as having been audited has been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the Group financial statements.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate governance statement reflects the company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited Group financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 30 September 2008 and of its profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the part of the Directors' Remuneration Report described as having been audited has been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the Group financial statements.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
26 November 2008

Consolidated income statement

for the year ended 30 September 2008

	Notes	2008 £m	2007 £m
Continuing operations			
Revenue	1	**11,440**	10,268
Operating costs	2	**(10,785)**	(9,743)
Operating profit	1	**655**	525
Share of profit of associates	1, 13	**4**	4
Total operating profit	1	**659**	529
Finance income	4	**27**	28
Finance costs	4	**(100)**	(115)
Hedge accounting ineffectiveness	4	**(4)**	(6)
Change in fair value of minority interest put options	4	**(16)**	-
Profit before tax		**566**	436
Income tax expense	5	**(169)**	(124)
Profit for the year from continuing operations	1	**397**	312
Discontinued operations			
Profit for the year from discontinued operations	6	**53**	212
Continuing and discontinued operations			
Profit for the year		**450**	524
Attributable to			
Equity shareholders of the Company		**443**	515
Minority interest		**7**	9
Profit for the year		**450**	524
Basic earnings per share (pence)			
From continuing operations	8	**20.9p**	15.0p
From discontinued operations	8	**2.8p**	10.6p
From continuing and discontinued operations	8	**23.7p**	25.6p
Diluted earnings per share (pence)			
From continuing operations	8	**20.8p**	15.0p
From discontinued operations	8	**2.8p**	10.4p
From continuing and discontinued operations	8	**23.6p**	25.4p

Analysis of operating profit

for the year ended 30 September 2008

	2008 £m	2007 £m
Continuing operations		
Operating profit before associates and amortisation of intangibles arising on acquisition	**658**	525
Share of profit of associates	**4**	4
Operating profit before amortisation of intangibles arising on acquisition	**662**	529
Amortisation of intangibles arising on acquisition	**(3)**	-
Total operating profit	**659**	529

Consolidated statement of recognised income and expense

for the year ended 30 September 2008

	Notes	Movements in equity Retained earnings £m	Revaluation reserve £m	Translation reserve £m	Minority interest £m	Total 2008 £m	Total 2007 £m
Net income/(expense) recognised in equity							
Currency translation differences		-	-	64	3	67	(12)
Actuarial gains/(losses) on post-retirement employee benefits	23	15	-	-	-	15	38
Tax on items taken directly to equity	5	(3)	-	8	-	5	8
Recognition of deferred tax asset relating to currency translation differences in prior years	5	-	-	-	-	-	37
Other		-	(1)	-	-	(1)	-
Net income/(expense) recognised directly in equity		12	(1)	72	3	86	71
Profit for the financial year							
Profit for the financial year		443	-	-	7	450	524
Total recognised income and expense for the year	25	455	(1)	72	10	536	595
Attributable to							
Equity shareholders of the Company		455	(1)	72	-	526	576
Minority interest		-	-	-	10	10	19
Total recognised income and expense for the year	25	455	(1)	72	10	536	595

Consolidated balance sheet
as at 30 September 2008

	Notes	2008 £m	2007 £m
Non-current assets			
Goodwill	10	**3,290**	2,985
Other intangible assets	11	**393**	301
Property, plant and equipment	12	**463**	436
Interests in associates	13	**28**	25
Other investments	14	**17**	12
Trade and other receivables	16	**66**	47
Deferred tax assets*	5	**256**	240
Derivative financial instruments**	20	**19**	13
Non-current assets		**4,532**	4,059
Current assets			
Inventories	17	**213**	179
Trade and other receivables	16	**1,577**	1,343
Tax recoverable*		**19**	10
Cash and cash equivalents**	18	**579**	839
Derivative financial instruments**	20	**1**	2
Current assets		**2,389**	2,373
Total assets		**6,921**	6,432
Current liabilities			
Short-term borrowings**	19	**(382)**	(151)
Derivative financial instruments**	20	**(4)**	-
Provisions	22	**(113)**	(86)
Current tax liabilities*		**(234)**	(171)
Trade and other payables	21	**(2,235)**	(1,833)
Current liabilities		**(2,968)**	(2,241)
Non-current liabilities			
Long-term borrowings**	19	**(1,212)**	(1,452)
Derivative financial instruments**	20	**(6)**	(15)
Post-employment benefit obligations	23	**(131)**	(162)
Provisions	22	**(341)**	(351)
Deferred tax liabilities*	5	**(24)**	(5)
Trade and other payables	21	**(33)**	(36)
Non-current liabilities		**(1,747)**	(2,021)
Total liabilities		**(4,715)**	(4,262)
Net assets		**2,206**	2,170
Equity			
Share capital	24, 25	**184**	193
Share premium account	25	**178**	122
Capital redemption reserve	25	**44**	33
Less: Own shares	25	**(4)**	(1)
Other reserves	25	**4,401**	4,312
Retained earnings	25	**(2,616)**	(2,511)
Total equity shareholders' funds		**2,187**	2,148
Minority interests	25	**19**	22
Total equity		**2,206**	2,170

* Component of current and deferred taxes ** Component of net debt

Approved by the Board of directors on 26 November 2008 and signed on their behalf by

Richard J Cousins, Director
Andrew D Martin, Director

Consolidated cash flow statement

for the year ended 30 September 2008

	Notes	2008 £m	2007 £m
Cash flow from operating activities			
Cash generated from operations [1]	28	**915**	756
Interest paid		**(104)**	(152)
Interest element of finance lease rentals		**(2)**	(3)
Tax received		**16**	4
Tax paid		**(165)**	(121)
Net cash from/(used in) operating activities of continuing operations		**660**	484
Net cash from/(used in) operating activities of discontinued operations	29	**2**	(18)
Net cash from/(used in) operating activities		**662**	466
Cash flow from investing activities			
Purchase of subsidiary companies and investments in associates [2]	27	**(181)**	(31)
Proceeds from sale of subsidiary companies and associates - discontinued activities[2]	6	**(17)**	782
Proceeds from sale of subsidiary companies and associates - other activities[2]		**12**	32
Proceeds from sale of other investments		**1**	4
Tax on profits from sale of subsidiary companies and associates		**45**	(51)
Contribution of disposal proceeds to pension plans		**-**	(45)
Purchase of intangible assets and investments[1]		**(73)**	(74)
Purchase of property, plant and equipment[1]		**(119)**	(106)
Proceeds from sale of property, plant and equipment / intangibles		**26**	22
Dividends received from associated undertakings		**5**	6
Interest received		**25**	28
Net cash from/(used in) investing activities by continuing operations		**(276)**	567
Net cash from/(used in) investing activities by discontinued operations	29	**-**	(30)
Net cash from/(used in) investing activities		**(276)**	537
Cash flow from financing activities			
Proceeds from issue of ordinary share capital	25	**58**	27
Purchase of own shares[3]		**(355)**	(576)
Net increase/(decrease) in borrowings - excluding new leases / repayments	30	**(141)**	(239)
Repayment of obligations under finance leases	30	**(11)**	(15)
Equity dividends paid	9, 25	**(209)**	(208)
Dividends paid to minority interests	25	**(4)**	(3)
Net cash from/(used in) financing activities by continuing operations		**(662)**	(1,014)
Net cash from/(used in) financing activities by discontinued operations	29	**-**	-
Net cash from/(used in) financing activities		**(662)**	(1,014)
Cash and cash equivalents			
Net increase/(decrease) in cash and cash equivalents	30	**(276)**	(11)
Cash and cash equivalents at beginning of the year	30	**839**	848
Currency translation gains/(losses) on cash and cash equivalents	30	**16**	2
Cash and cash equivalents at end of the year	30	**579**	839

(1) Certain contract-related assets previously included in property, plant and equipment, and other receivables have been reclassified as intangible assets. The 2007 cash flow has been restated accordingly. There is no impact on the income statement.

(2) Net of cash acquired or disposed and payments received or made under warranties and indemnities.

(3) Share buy-back and increase/(decrease) in own shares held to satisfy employee share-based payments.

Reconciliation of free cash flow from continuing operations

for the year ended 30 September 2008

	2008 £m	2007 £m
Net cash from operating activities of continuing operations	**660**	484
Purchase of intangible assets and investments	**(73)**	(74)
Purchase of property, plant and equipment	**(119)**	(106)
Proceeds from sale of property, plant and equipment / intangibles	**26**	22
Dividends received from associated undertakings	**5**	6
Interest received	**25**	28
Dividends paid to minority interests	**(4)**	(3)
Free cash flow from continuing operations	**520**	357

Notes to the consolidated financial statements
for the year ended 30 September 2008

1 Segmental reporting

Revenues	North America £m	Continental Europe £m	United Kingdom £m	Rest of the World £m	Intra-Group £m	Total £m
	Geographical segments					
Year ended 30 September 2008						
Total revenue	**4,553**	**3,021**	**1,926**	**1,947**	**-**	**11,447**
Less: Inter-segment revenue [2]	**-**	**-**	**-**	**-**	**-**	**-**
External revenue	**4,553**	**3,021**	**1,926**	**1,947**	**-**	**11,447**
Less: Discontinued operations	**-**	**-**	**-**	**(7)**	**-**	**(7)**
External revenue - continuing	**4,553**	**3,021**	**1,926**	**1,940**	**-**	**11,440**
Year ended 30 September 2007						
Total revenue	4,162	2,842	1,986	1,654	(18)	10,626
Less: Inter-segment revenue [2]	-	(7)	(7)	(4)	18	-
External revenue	4,162	2,835	1,979	1,650	-	10,626
Transfers [1]	44	-	-	(44)	-	-
Less: Discontinued operations	-	(282)	(48)	(28)	-	(358)
External revenue - continuing	4,206	2,553	1,931	1,578	-	10,268

(1) Mexico was transferred from the Rest of the World to the North America segment during the current reporting period to reflect a similar change in the management reporting structure. The 2007 segmental results have been restated on a consistent basis.

(2) In the prior year inter-segment revenue largely arose as the result of trading between Selecta and other discontinued companies and the rest of the Group. There was no inter-segmental trading in the current year.

Revenues	Contracts £m	Vending £m	Total £m
	Business segments		
Year ended 30 September 2008			
External revenue	**10,999**	**448**	**11,447**
Less: Discontinued operations	**(7)**	**-**	**(7)**
External revenue - continuing	**10,992**	**448**	**11,440**
Year ended 30 September 2007			
External revenue	9,843	783	10,626
Less: Discontinued operations	(33)	(325)	(358)
External revenue - continuing	9,810	458	10,268

Result	North America £m	Continental Europe £m	United Kingdom £m	Rest of the World £m	Central activities £m	Total £m
	Geographical segments					
Year ended 30 September 2008						
Total operating profit before associates and amortisation of intangibles arising on acquisition	**311**	**197**	**108**	**103**	**(62)**	**657**
Less: Discontinued operations	**-**	**-**	**-**	**1**	**-**	**1**
Operating profit before associates and amortisation of intangibles arising on acquisition - continuing	**311**	**197**	**108**	**104**	**(62)**	**658**
Less: Amortisation of intangibles arising on acquisition	**-**	**-**	**-**	**(3)**	**-**	**(3)**
Operating profit before associates - continuing	**311**	**197**	**108**	**101**	**(62)**	**655**
Add: Share of profit of associates	**2**	**-**	**2**	**-**	**-**	**4**
Operating profit - continuing	**313**	**197**	**110**	**101**	**(62)**	**659**
Finance income						**27**
Finance costs						**(100)**
Hedge accounting ineffectiveness						**(4)**
Change in fair value of minority interest put options						**(16)**
Profit before tax						**566**
Income tax expense						**(169)**
Profit for the year from continuing operations						**397**
Year ended 30 September 2007						
Total operating profit before associates and amortisation of intangibles arising on acquisition	261	181	107	57	(58)	548
Transfers [(1)]	3	-	-	(3)	-	-
Less: Discontinued operations	-	(30)	-	7	-	(23)
Operating profit before associates and amortisation of intangibles arising on acquisition - continuing	264	151	107	61	(58)	525
Less: Amortisation of intangibles arising on acquisition	-	-	-	-	-	-
Operating profit before associates - continuing	264	151	107	61	(58)	525
Add: Share of profit of associates	1	-	3	-	-	4
Operating profit - continuing	265	151	110	61	(58)	529
Finance income						28
Finance costs						(115)
Hedge accounting ineffectiveness						(6)
Change in fair value of minority interest put options						-
Profit before tax						436
Income tax expense						(124)
Profit for the year from continuing operations						312

(1) Mexico was transferred from the Rest of the World to the North America segment during the current reporting period to reflect a similar change in the management reporting structure. The 2007 segmental results have been restated on a consistent basis.

2 Operating costs

Operating costs	2008 £m	2007 £m
Cost of food and materials:		
Cost of inventories consumed	**3,776**	3,426
Labour costs:		
Employee remuneration (note 3)	**5,083**	4,518
Overheads:		
Depreciation - owned property, plant and equipment [1]	**115**	103
Depreciation - leased property, plant and equipment	**10**	11
Amortisation - owned intangible assets [1]	**81**	60
Property lease rentals	**50**	52
Other occupancy rentals - minimum guaranteed rent	**39**	38
Other occupancy rentals - rent in excess of minimum guaranteed rent	**10**	4
Other asset rentals	**58**	55
Audit and non-audit services	**5**	5
Other expenses [1]	**1,555**	1,471
Operating costs before amortisation of intangibles arising on acquisition	**10,782**	9,743
Amortisation - intangible assets arising on acquisition	**3**	-
Total continuing operations	**10,785**	9,743

(1) Certain contract-related assets previously included in property, plant and equipment and other receivables have been reclassified as intangible assets. The associated depreciation, amortisation and other expenses reported in 2007 have been restated accordingly. There is no impact on the income statement.

(2) Impairment of goodwill and inventories and net foreign exchange gains/losses recorded in income statement £nil (2007: £nil).

3 Employees

Average number of employees, including directors and part-time employees	2008 Number	2007 Number
North America	**136,853**	126,691
Continental Europe	**78,570**	66,990
United Kingdom	**64,146**	66,105
Rest of the World	**108,591**	101,541
Total continuing operations	**388,160**	361,327
Discontinued operations	**21**	4,303
Total continuing and discontinued	**388,181**	365,630

Aggregate remuneration of all employees including directors	2008 £m	2007 £m
Wages and salaries	**4,297**	3,804
Social security costs	**723**	638
Share-based payments	**14**	24
Pension costs - defined contribution plans	**28**	34
Pension costs - defined benefit plans	**21**	18
Total continuing operations	**5,083**	4,518
Discontinued operations	**1**	102
Total continuing and discontinued	**5,084**	4,620

In addition to the pension cost shown in operating costs above, there is a pensions-related net credit to finance income of £2 million (2007: charge of £2 million).

4 Financing and other gains/losses

Finance income and costs are recognised in the income statement in the period in which they are earned or incurred.

Finance income and costs	2008 £m	2007 £m
Finance income		
Bank interest	**25**	28
Expected return on pension scheme assets net of amount charged to scheme liabilities (note 23)	**2**	-
Total finance income	**27**	28
Finance costs		
Bank loans and overdrafts	**14**	5
Other loans	**84**	104
Finance lease interest	**2**	3
Interest on bank loans, overdrafts, other loans and finance leases	**100**	112
Unwinding of discount on put options held by minority shareholders	**-**	1
Amount charged to pension scheme liabilities net of expected return on scheme assets (note 23)	**-**	2
Total finance costs	**100**	115
Finance costs by defined IAS 39[1] category		
Fair value through profit or loss (unhedged derivatives)	**4**	(5)
Derivatives in a fair value hedge relationship	**7**	4
Derivatives in a net investment hedge relationship	**(10)**	(5)
Other financial liabilities	**99**	118
Interest on bank loans, overdrafts, other loans and finance leases	**100**	112
Fair value through profit or loss (put options held by minority interests)	**-**	1
Outside of the scope of IAS 39 (pension scheme charge)	**-**	2
Total finance costs	**100**	115

(1) IAS 39 'Financial Instruments: Recognition and Measurement'.

The Group uses derivative financial instruments such as foreign currency contracts and interest rate swaps to hedge the risks associated with changes in foreign exchange rates and interest rates. As explained in section Q of the Group's accounting policies, which are set out in the Annual Report, such derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates. For derivative financial instruments that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income statement in the period.

The Group has a small number of outstanding put options which enable minority shareholders to require the Group to purchase the minority interest shareholding at an agreed multiple of earnings. These options are treated as derivatives over equity instruments and are recorded in the balance sheet at fair value which is re-evaluated at each period end. Fair value is based on the present value of expected cash outflows. The movement in fair value is recognised as income or expense within the income statement.

Other (gains)/losses	2008 £m	2007 £m
Hedge accounting ineffectiveness		
Unrealised net (gains)/losses on unhedged derivative financial instruments [1]	**4**	3
Unrealised net (gains)/losses on derivative financial instruments in a designated fair value hedge [2]	**(11)**	13
Unrealised net (gains)/losses on the hedged item in a designated fair value hedge	**11**	(13)
Unhedged translation losses on foreign currency borrowings	**-**	3
Total hedge accounting ineffectiveness (gains)/losses	**4**	6
Minority interest put options		
Change in fair value of minority interest put options (credit)/charge	**16**	-

(1) Categorised as 'fair value through profit or loss' (IAS 39).

(2) Categorised as derivatives that are designated and effective as hedging instruments carried at fair value (IAS 39).

5 Tax

Recognised in the income statement: Income tax expense on continuing operations	2008 £m	2007 £m
Current tax		
Current year	**176**	149
Adjustment in respect of prior years	**(3)**	(27)
Current tax expense/(credit)	**173**	122
Deferred tax		
Current year	**(8)**	2
Impact of changes in statutory tax rates	**(1)**	6
Adjustment in respect of prior years	**5**	(6)
Deferred tax expense/(credit)	**(4)**	2
Total income tax		
Income tax expense/(credit) on continuing operations	**169**	124

The income tax expense for the year is based on the effective United Kingdom statutory rate of corporation tax for the period of 29% (2007: 30%). This effective rate results from the reduction in the UK corporation tax rate from 30% to 28% with effect from 1 April 2008. The impact of changes in statutory tax rates in the year ended 30 September 2007 relate principally to this reduction in the UK corporation tax rate, as a deferred tax charge arose from the reduction in the balance sheet carrying value of deferred tax assets to reflect the anticipated rate of tax at which those assets were expected to reverse. Overseas tax is calculated at the rates prevailing in the respective jurisdictions.

Reconciliation of the income tax expense on continuing operations	2008 £m	2007 £m
Profit before tax from continuing operations before exceptional items	**566**	436
Notional income tax expense at the UK statutory rate of 29% (2007: 30%) on profit before tax	**164**	131
Effect of different tax rates of subsidiaries operating in other jurisdictions	**22**	19
Impact of changes in statutory tax rates	**(1)**	6
Permanent differences	**3**	3
Impact of share-based payments	**(5)**	-
Tax on profit of associates	**(1)**	(1)
Losses and other temporary differences not previously recognised	**(25)**	(10)
Unrelieved current year tax losses	**11**	9
Prior year items	**2**	(33)
Other	**(1)**	-
Income tax expense on continuing operations	**169**	124

Tax credited/(charged) to equity	2008 £m	2007 £m
Deferred tax credit/(charge) on actuarial gains/losses on post-employment benefits	**(5)**	(6)
Other current and deferred tax credits	**2**	1
Total tax credit/(charge) on actuarial gains/losses and other items recognised in equity	**(3)**	(5)
Current tax credit on foreign exchange movements recognised in equity	**8**	13
Tax credit/(charge) on items recognised in equity	**5**	8
Recognition of deferred tax asset relating to currency translation differences in prior years	**-**	37
Tax credit/(charge) to equity	**5**	45

Movement in net deferred tax asset/(liability)	Tax depreciation £m	Intangibles £m	Pensions and post-employment benefits £m	Tax losses £m	Self-funded insurance provisions £m	Net short-term temporary differences £m	Total £m
At 1 October 2006	(21)	(2)	154	10	23	55	219
Credit/(charge) to income	36	(12)	(45)	1	9	6	(5)
Credit/(charge) to equity	-	(7)	(8)	-	-	36	21
Transfer from/(to) current tax	(11)	-	-	-	-	-	(11)
Business acquisitions	-	-	-	-	-	-	-
Business disposals	11	-	(2)	-	-	-	9
Other movements	-	(1)	1	(2)	-	5	3
Exchange adjustment	2	-	(4)	-	(2)	3	(1)
At 30 September 2007	17	(22)	96	9	30	105	235
At 1 October 2007	**17**	**(22)**	**96**	**9**	**30**	**105**	**235**
Credit/(charge) to income	**28**	**(19)**	**(25)**	**(4)**	**7**	**13**	**-**
Credit/(charge) to equity	**-**	**(7)**	**(5)**	**-**	**-**	**1**	**(11)**
Transfer from/(to) current tax	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Business acquisitions	**-**	**(17)**	**-**	**-**	**-**	**5**	**(12)**
Business disposals	**-**	**9**	**-**	**-**	**-**	**-**	**9**
Other movements	**-**	**(1)**	**1**	**-**	**-**	**(2)**	**(2)**
Exchange adjustment	**(2)**	**(7)**	**7**	**2**	**5**	**8**	**13**
At 30 September 2008	**43**	**(64)**	**74**	**7**	**42**	**130**	**232**

Net short-term temporary differences relate principally to provisions and other liabilities of overseas subsidiaries.

After netting off balances within countries, the following are the deferred tax assets and liabilities recognised in the consolidated balance sheet:

Net deferred tax balance	2008 £m	2007 £m
Deferred tax assets	**256**	240
Deferred tax liabilities	**(24)**	(5)
Net deferred tax asset/(liability)	**232**	235

Unrecognised deferred tax assets in respect of tax losses and other temporary differences amount to £56 million (2007: £43 million). Of the total, tax losses of £7 million will expire at various dates between 2009 and 2017. These deferred tax assets have not been recognised as the timing of recovery is uncertain. No deferred tax liability is recognised on temporary differences of £2,616 million (2007: £2,726 million) relating to the unremitted earnings of overseas operations as the Group is able to control the timing of the reversal of these temporary differences and it is probable that they will not reverse in the foreseeable future.

6 Discontinued operations

Year ended 30 September 2008

The profit for the year from discontinued operations of £53 million is comprised of the profit arising on the sale of two properties formerly occupied by Selecta, the European vending business, which was disposed of in July 2007 of £nil; an adjustment to deferred tax liabilities forming part of the net assets of businesses disposed of in prior years of £9 million; the release of surplus provisions of £38 million and accruals relating to prior year disposals of £11 million; and a loss after tax from trading activities of £1 million.

Year ended 30 September 2007

The Group disposed of its European vending business, Selecta, on 2 July 2007 for a net profit after tax of £129 million.

The Group also completed the sale and closure of a number of other small businesses as part of the exit from other discontinued operations, and established additional provisions totalling £45 million in respect of prior year disposals in these areas, resulting in a net loss after tax of £11 million before the release of net tax provisions of £79 million. These provisions were released following the settlement of a number of long-standing issues connected with prior year discontinued activities. The total net profit after tax arising on the disposal of these operations was £68 million.

Overall an exceptional net credit of £197 million was recognised in the period.

The disposal process was complete by the end of the year and no assets or liabilities were classified as being held for sale as at 30 September 2007.

		2007		
Net assets disposed and disposal proceeds	**2008 £m**	Selecta £m	Other [1] £m	Total £m
Goodwill	-	411	2	413
Other intangible assets	-	-	-	-
Property, plant and equipment	**2**	144	2	146
Investments	-	-	-	-
Inventories	-	37	-	37
Trade and other receivables	-	58	3	61
Cash and cash equivalents	-	53	1	54
Gross assets disposed of	**2**	703	8	711
Trade and other payables	-	(100)	-	(100)
Post-employment benefit obligations	-	-	(3)	(3)
Tax	**(9)**	(15)	-	(15)
Minority interest	-	-	-	-
Other liabilities	-	(3)	(2)	(5)
Gross liabilities disposed of	**(9)**	(118)	(5)	(123)
Net assets/(liabilities) disposed of	**(7)**	585	3	588
Increase/(decrease) in retained liabilities [2] [3]	**(68)**	63	45	108
Cumulative exchange translation loss recycled on disposals [4]	-	-	-	-
Profit/(loss) on disposal before tax	**58**	130	(27)	103
Consideration, net of costs	**(17)**	778	21	799
Consideration deferred to future periods	-	-	-	-
Cash disposed of	-	(53)	(1)	(54)
Cash inflow/(outflow) from current year disposals	**(17)**	725	20	745
Deferred consideration and other payments relating to previous disposals	-	-	37	37
Cash inflow/(outflow) from disposals	**(17)**	725	57	782

(1) Comprises travel concessions and various other non-core businesses and adjustments to prior year disposals.
(2) Additional provisions were established in respect of the prior year disposal of the travel concessions catering businesses and in respect of the Middle East military catering operations discontinued in the prior year in the year ended 30 September 2007. Total £45 million.
(3) Including the release of surplus provisions of £38 million; the release of surplus accruals of £11 million; the utilisation of provisions in respect of purchase price adjustments; warranty claims and other indemnities of £25 million and the collection of other amounts totalling £6 million in the year ended 30 September 2008.
(4) The Group manages foreign currency exposures in accordance with the policies set-out in note 20, matching its principal projected cash flows by currency to actual or effective borrowings in the same currency. As a result the cumulative exchange translation loss recycled on disposals is £nil (2007: £nil).

Financial performance of discontinued operations	2008 [1] £m	2007 Selecta £m	2007 Other [2] £m	2007 Total £m
Trading activities of discontinued operations				
External revenue	7	325	33	358
Inter-segment revenues	-	14	1	15
Total revenue	7	339	34	373
Operating costs	(8)	(307)	(43)	(350)
Trading activities of discontinued operations before exceptional costs	(1)	32	(9)	23
Exceptional operating costs (note 7)	-	-	-	-
Profit before tax	(1)	32	(9)	23
Income tax (expense)/credit (see below)	-	(8)	-	(8)
Profit after tax	(1)	24	(9)	15
Exceptional items: Disposal of net assets and other adjustments relating to discontinued operations				
Profit on disposal of net assets of discontinued operations	9	130	18	148
Increase in provisions related to discontinued operations [3]	-	-	(45)	(45)
Release of surplus provisions and accruals related to discontinued operations [4]	49	-	-	-
Cumulative translation exchange loss recycled on disposals [5]	-	-	-	-
Profit on disposal before tax	58	130	(27)	103
Income tax (expense)/credit	(4)	(1)	95	94
Total profit after tax	54	129	68	197
Profit for the year from discontinued operations				
Profit/(loss) for the year from discontinued operations	53	153	59	212

Income tax from discontinued operations	2008 [1] £m	2007 Selecta £m	2007 Other [2] £m	2007 Total £m
Income tax on trading activities of discontinued operations				
Current tax	-	(7)	-	(7)
Deferred tax	-	(1)	-	(1)
Income tax (expense)/credit on discontinued operations	-	(8)	-	(8)
Exceptional items: Income tax on disposal of net assets and other adjustments relating to discontinued operations				
Current tax	-	(1)	18	17
Deferred tax	(4)	-	(2)	(2)
Exceptional tax credit (note 7)	-	-	79	79
Income tax (expense)/credit on disposal of net assets of discontinued operations	(4)	(1)	95	94
Total tax income from discontinued operations				
Total income tax (expense)/credit from discontinued operations	(4)	(9)	95	86

(1) The trading activity in the year ended 30 September 2008 relates to the final run-off of activity in businesses earmarked for closure.
(2) Comprises travel concessions and various other non-core businesses and adjustments to prior year disposals.
(3) Additional provisions were established in respect of the prior year disposal of the travel concessions catering businesses and in respect of the Middle East military catering operations discontinued in the prior year in the year ended 30 September 2007. Total £45 million.
(4) Including the release of surplus provisions of £38 million and the release of surplus accruals of £11 million.
(5) The Group manages foreign currency exposures in accordance with the policies set-out in note 20, matching its principal projected cash flows by currency to actual or effective borrowings in the same currency. As a result the cumulative exchange translation loss recycled on disposals is £nil (2007: £nil).

7 Exceptional items

Exceptional items are disclosed and described separately in the financial statements where it is necessary to do so to clearly explain the financial performance of the Group. Items reported as exceptional are material items of income or expense that have been shown separately due to the significance of their nature or amount.

All of the exceptional items occurring in both the current and the prior year relate to discontinued operations and are described in more detail in note 6.

Exceptional items	2008 £m	2007 £m
Continuing operations		
Continuing operations	-	-
Discontinued operations		
Profit on disposal of net assets and other adjustments relating to discontinued operations net of tax (note 6)	**54**	197
Discontinued operations	**54**	197
Continuing and discontinued operations		
Total	**54**	197

8 Earnings per share

The calculation of earnings per share is based on earnings after tax and the weighted average number of shares in issue during the year. The adjusted earnings per share figures have been calculated based on earnings excluding the effect of discontinued operations, the amortisation of intangible assets arising on acquisition, hedge accounting ineffectiveness, and the change in the fair value of minority interest put options and the tax attributable to these amounts. These items are excluded in order to show the underlying trading performance of the Group.

Attributable profit	2008 Attributable profit £m	2007 Attributable profit £m
Profit for the year attributable to equity shareholders of the Company	**443**	515
Less: Profit for the year from discontinued operations	**(53)**	(212)
Attributable profit for the year from continuing operations	**390**	303
Add back: Amortisation of intangible assets arising on acquisition (net of tax)	**2**	-
Add back: Loss/(profit) from hedge accounting ineffectiveness (net of tax)	**3**	4
Add back: Change in fair value of minority interest put options (net of tax)	**16**	-
Underlying attributable profit for the year from continuing operations	**411**	307

Average number of shares (millions of ordinary shares of 10p each)	2008 Ordinary shares of 10p each millions	2007 Ordinary shares of 10p each millions
Average number of shares for basic earnings per share	**1,868**	2,015
Dilutive share options	**13**	11
Average number of shares for diluted earnings per share	**1,881**	2,026

	2008 Earnings per share pence	2007 Earnings per share pence
Basic earnings per share (pence)		
From continuing and discontinued operations	**23.7**	25.6
From discontinued operations	**(2.8)**	(10.6)
From continuing operations	**20.9**	15.0
Amortisation of intangible assets arising on acquisition (net of tax)	**0.1**	-
Hedge accounting ineffectiveness (net of tax)	**0.2**	0.2
Change in fair value of minority interest put options (net of tax)	**0.8**	-
From underlying continuing operations	**22.0**	15.2
Diluted earnings per share (pence)		
From continuing and discontinued operations	**23.6**	25.4
From discontinued operations	**(2.8)**	(10.4)
From continuing operations	**20.8**	15.0
Amortisation of intangible assets arising on acquisition (net of tax)	**0.1**	-
Hedge accounting ineffectiveness (net of tax)	**0.2**	0.2
Change in fair value of minority interest put options (net of tax)	**0.8**	-
From underlying continuing operations	**21.9**	15.2

9 Dividends

A final dividend in respect of 2008 of 8.0 pence per share, £147 million in aggregate[1], has been proposed giving a total dividend in respect of 2008 of 12.0 pence per share (2007: 10.8 pence per share). The proposed final dividend is subject to approval by shareholders at the Annual General Meeting on 5 February 2009 and has not been included as a liability in these financial statements.

Dividends on ordinary shares of 10p each	2008 Dividends per share pence	2008 £m	2007 Dividends per share pence	2007 £m
Amounts recognised as distributions to equity shareholders during the year:				
Final dividend for the prior year	**7.2p**	**135**	6.7p	136
Interim dividend for the current year	**4.0p**	**74**	3.6p	72
Total dividends	**11.2p**	**209**	10.3p	208

(1) Based on the number of shares in issue at 30 September 2008.

10 Goodwill

During the year the Group acquired the remaining 50% interest in GR SA, its 50% owned Brazilian joint venture; Propoco Inc ('Professional Services') a leading regional provider of facilities management services to the US healthcare market; and Medi-Dyn Inc, a US based healthcare company. It also made seven other small infill acquisitions in various countries around the world and bought out minority interests in Japan and Italy (see note 27). This is reflected in the £155 million addition to goodwill shown below.

Goodwill	£m
Cost	
At 1 October 2006	3,558
Additions	12
Reclassified	-
Business disposals - discontinued activities	(413)
Business disposals - other activities	-
Currency adjustment	(65)
At 30 September 2007	3,092
At 1 October 2007	**3,092**
Additions [1]	**155**
Reclassified	**(2)**
Business disposals - discontinued activities	**-**
Business disposals - other activities	**(2)**
Currency adjustment	**154**
At 30 September 2008	**3,397**
Impairment	
At 1 October 2006	107
Impairment charge recognised in the year	-
At 30 September 2007	107
At 1 October 2007	**107**
Impairment charge recognised in the year	**-**
At 30 September 2008	**107**
Net book value	
At 30 September 2007	2,985
At 30 September 2008	**3,290**

(1) Comprised of £22 million of existing goodwill recognised on the acquisition of remaining 50% interest in GR SA and £133 million of additional goodwill arising on the acquisition of GR SA and various other businesses (note 27).

Goodwill acquired in a business combination is allocated at acquisition to the cash-generating units ('CGUs') that are expected to benefit from that business combination. A summary of goodwill allocation by business segment is shown below.

Goodwill by business segment	2008 £m	2007 £m
USA	**939**	757
Rest of North America	**93**	87
Total North America	**1,032**	844
Continental Europe	**170**	161
United Kingdom	**1,734**	1,733
Rest of the World	**354**	247
Total	**3,290**	2,985

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. The recoverable amount of a CGU has been determined from value in use calculations. The key assumptions for these calculations are long-term growth rates and pre-tax discount rates and use cash flow forecasts derived from the most recent financial budgets and forecasts approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using estimated growth rates based on local expected economic conditions and do not exceed the long-term average growth rate for that country. The pre-tax discount rates are based on the Group's weighted average cost of capital adjusted for specific risks relating to the country in which the CGU operates.

Growth and discount rates	2008		2007	
	Residual growth rates	Pre-tax discount rates	Residual growth rates	Pre-tax discount rates
USA	**4.6%**	**11.8%**	2.8%	12.2%
Rest of North America	**2.4%**	**9.6%**	2.2%	10.4%
Continental Europe	**2.4 - 4.5%**	**8.5 - 12.6%**	0.6 - 2.7%	7.0 - 10.7%
United Kingdom	**3.8%**	**10.3%**	2.5%	9.8%
Rest of the World	**1.7 - 11.5%**	**9.4 - 20.6%**	(0.3) - 9.0%	6.5 - 17.6%

11 Other intangible assets

Other intangible assets	Computer software £m	Contract and other intangibles: Arising on acquisition £m	Contract and other intangibles: Other £m	Total £m
Cost				
At 1 October 2006	167	-	327	494
Additions	6	-	68	74
Disposals	(22)	-	(26)	(48)
Business acquisitions	-	-	1	1
Business disposals - discontinued activities	(1)	-	(3)	(4)
Business disposals - other activities	-	-	-	-
Reclassified	2	-	20	22
Currency adjustment	(2)	-	(24)	(26)
At 30 September 2007	150	-	363	513
At 1 October 2007	**150**	-	**363**	**513**
Additions	**15**	-	**59**	**74**
Disposals	**(25)**	-	**(45)**	**(70)**
Business acquisitions (3)	**3**	**65**	-	**68**
Business disposals - discontinued activities	-	-	-	-
Business disposals - other activities	-	-	-	-
Reclassified	**3**	-	**3**	**6**
Currency adjustment	**14**	-	**48**	**62**
At 30 September 2008	**160**	**65**	**428**	**653**
Amortisation				
At 1 October 2006	75	-	112	187
Charge for the year	18	-	42	60
Disposals	(21)	-	(18)	(39)
Business acquisitions	-	-	-	-
Business disposals - discontinued activities	(1)	-	(3)	(4)
Business disposals - other activities	-	-	-	-
Reclassified	-	-	16	16
Currency adjustment	-	-	(8)	(8)
At 30 September 2007	71	-	141	212
At 1 October 2007	**71**	-	**141**	**212**
Charge for the year	**24**	**3**	**57**	**84**
Disposals	**(25)**	-	**(41)**	**(66)**
Business acquisitions (3)	**1**	-	-	**1**
Business disposals - discontinued activities	-	-	-	-
Business disposals - other activities	-	-	-	-
Reclassified	**2**	-	-	**2**
Currency adjustment	**7**	-	**20**	**27**
At 30 September 2008	**80**	**3**	**177**	**260**
Net book value				
At 30 September 2007	79	-	222	301
At 30 September 2008	**80**	**62**	**251**	**393**

(1) Certain contract-related assets previously included in property, plant and equipment, and other receivables have been reclassified as intangible assets. The 2007 balance sheet has been restated accordingly. There is no impact on the income statement.

(2) Contract-related intangible assets result from payments made by the Group in respect of client contracts and generally arise where it is economically more efficient for a client to purchase assets used in the performance of the contract and the Group fund these purchases.

(3) The acquisition of additional shares in a proportionately consolidated entity results in a corresponding adjustment to both cost and accumulated amortisation.

12 Property, plant and equipment

Property, plant and equipment	Land and buildings £m	Plant and machinery £m	Fixtures and fittings £m	Total £m
Cost				
At 1 October 2006	293	829	497	1,619
Additions	18	94	43	155
Disposals	(46)	(105)	(63)	(214)
Business acquisitions	-	-	-	-
Business disposals - discontinued activities	(16)	(318)	(58)	(392)
Business disposals - other activities	-	-	-	-
Reclassified	(32)	41	(20)	(11)
Currency adjustment	(7)	(10)	1	(16)
At 30 September 2007	210	531	400	1,141
At 1 October 2007	**210**	**531**	**400**	**1,141**
Additions [3]	**17**	**69**	**40**	**126**
Disposals	**(19)**	**(57)**	**(47)**	**(123)**
Business acquisitions [2]	**-**	**9**	**8**	**17**
Business disposals - discontinued activities	**(2)**	**-**	**-**	**(2)**
Business disposals - other activities	**-**	**(1)**	**(2)**	**(3)**
Reclassified	**2**	**(1)**	**-**	**1**
Currency adjustment	**27**	**64**	**34**	**125**
At 30 September 2008	**235**	**614**	**433**	**1,282**
Depreciation				
At 1 October 2006	112	603	285	1,000
Charge for the year	14	82	46	142
Disposals	(27)	(97)	(52)	(176)
Business acquisitions	-	-	-	-
Business disposals - discontinued activities	(7)	(197)	(42)	(246)
Business disposals - other activities	-	-	-	-
Reclassified	4	(13)	3	(6)
Currency adjustment	1	(12)	2	(9)
At 30 September 2007	97	366	242	705
At 1 October 2007	**97**	**366**	**242**	**705**
Charge for the year	**17**	**66**	**42**	**125**
Disposals	**(10)**	**(47)**	**(42)**	**(99)**
Business acquisitions [2]	**-**	**3**	**3**	**6**
Business disposals - discontinued activities	**-**	**-**	**-**	**-**
Business disposals - other activities	**-**	**(1)**	**(1)**	**(2)**
Reclassified	**13**	**(28)**	**18**	**3**
Currency adjustment	**13**	**46**	**22**	**81**
At 30 September 2008	**130**	**405**	**284**	**819**
Net book value				
At 30 September 2007	113	165	158	436
At 30 September 2008	**105**	**209**	**149**	**463**

The net book amount of the Group's property, plant and equipment includes assets held under finance leases as follows:

Property, plant and equipment held under finance leases	Land and buildings £m	Plant and machinery £m	Fixtures and fittings £m	Total £m
At 30 September 2007	2	41	2	45
At 30 September 2008	**2**	**32**	**5**	**39**

(1) Certain contract-related assets previously included in plant and machinery and fixtures and fittings have been reclassified as intangible assets. The 2007 balance sheet has been restated accordingly. There is no impact on the income statement.
(2) The acquisition of additional shares in a proportionately consolidated entity results in a corresponding adjustment to both cost and accumulated depreciation.
(3) Includes leased assets of £8 million (2007: £15 million).

13 Interests in associates

During the year the Group increased its investment in Twickenham Experience Ltd by £4 million as the result of a rights issue.

In 2007 the Group sold half of its 25% interest in its former associate Au Bon Pain leaving it with a 12.5% shareholding at the end of 2007. Since the end of 2007, this shareholding has been accounted for as an investment (note 14).

Principal associates	Country of incorporation	2008 % ownership	2007 % ownership
Twickenham Experience Ltd	England & Wales	**40%**	40%
Oval Events Limited	England & Wales	**25%**	25%
Thompson Hospitality Services LLC	USA	**49%**	49%

Interests in associates	2008 £m	2007 £m
Net book value		
At 1 October	**25**	39
Additions	**4**	-
Business disposals - discontinued activities	**-**	-
Business disposals - other activities	**-**	(7)
Share of profits less losses (net of tax)	**4**	4
Dividends received	**(5)**	(6)
Reclassified to investments (note 14)	**(1)**	(6)
Currency and other adjustments	**1**	1
At 30 September	**28**	25

The Group's share of revenues and profits (including those from Au Bon Pain up to the date the Group reduced its shareholding to 12.5% in 2007) is included below:

Associates	2008 £m	2007 £m
Share of revenue and profits		
Revenue	**25**	37
Expenses / taxation (1)	**(21)**	(33)
Profit after tax for the year	**4**	4
Share of net assets		
Goodwill	**26**	19
Other	**2**	6
Net assets	**28**	25
Share of contingent liabilities		
Contingent liabilities	**-**	-

(1) Expenses include the relevant portion of income tax recorded by associates.

14 Other investments

During the year, the Group redeemed a number of debentures and other holdings in sports and leisure venues and reduced its investment in Au Bon Pain by a further 1.48%, leaving it with a 11.02% shareholding at the end of 2008. There were no other material changes save for the appreciation of the Sterling value of investments held by overseas subsidiaries as a result of the weakening of Sterling.

Other investments	2008 £m	2007 £m
Net book value		
At 1 October	12	9
Additions	-	2
Disposals	(1)	-
Business acquisitions	1	-
Business disposals - other activities	-	(4)
Reclassified from interests in associates (note 13)	1	6
Currency and other adjustments	4	(1)
At 30 September	17	12
Comprised of		
Debenture and other holdings in sports and leisure venues [1]	-	1
Investment in Au Bon Pain [2] [3]	7	6
Other investments [2]	10	5
Total	17	12

(1) Categorised as 'held to maturity' financial assets (IAS 39).
(2) Categorised as 'available for sale' financial assets (IAS 39).
(3) The reduction in the Group's US Dollar investment in Au Bon Pain was more than offset by currency translation gains.

15 Joint ventures

During the year the Group acquired the remaining 50% interest in GR SA, its 50% owned Brazilian joint venture. It also sold its share of Radhakrishna Hospitality Services Private Ltd and SHRM Food and Allied Services Private Ltd, its Indian joint ventures, to a company controlled by the joint venture partner. The sale of the Indian business has not been accounted for as a discontinued operation in accordance with IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations' as it does not meet the criteria for classification as a discontinued operation.

Principal joint ventures	Country of incorporation	2008 % ownership	2007 % ownership
GR SA [1]	Brazil	100%	50%
Quadrant Catering Ltd	England & Wales	49%	49%
Radhakrishna Hospitality Services Private Ltd / SHRM Food and Allied Services Private Ltd [2]	India	-	50%
Sofra Yemek Üretim Ve Hizmet AS	Turkey	50%	50%
ADNH-Compass Middle East LLC	United Arab Emirates	50%	50%

(1) Now 100% owned and accounted for as a subsidiary (see note 37).
(2) Sold during the year.

None of these investments is held directly by the ultimate parent company. All joint ventures provide foodservice and/or support services in their respective countries of incorporation and make their accounts up to 30 September.

The share of the revenue, profits, assets and liabilities of the joint ventures (including the revenues and profits of the Brazilian and Indian joint ventures up to the point the Group purchased the remaining shareholding or disposed of its share) included in the consolidated financial statements are as follows:

Joint ventures	2008 £m	2007 £m
Share of revenue and profits		
Revenue	**301**	318
Expenses	**(288)**	(291)
Profit after tax for the year	**13**	27
Share of net assets		
Non-current assets	**13**	34
Current assets	**81**	66
Non-current liabilities	**(13)**	(6)
Current liabilities	**(62)**	(56)
Net assets	**19**	38
Share of contingent liabilities		
Contingent liabilities	**12**	10

16 Trade and other receivables

Trade and other receivables	2008 Current £m	2008 Non-current £m	2008 Total £m	2007 Current £m	2007 Non-current £m	2007 Total £m
Net book value						
At 1 October	**1,343**	**47**	**1,390**	1,424	99	1,523
Net movement	**88**	**12**	**100**	(74)	(46)	(120)
Currency adjustment	**146**	**7**	**153**	(7)	(6)	(13)
At 30 September	**1,577**	**66**	**1,643**	1,343	47	1,390
Comprised of						
Trade receivables	**1,418**	**4**	**1,422**	1,196	4	1,200
Less: Provision for impairment of trade receivables	**(54)**	**-**	**(54)**	(47)	-	(47)
Net trade receivables [1]	**1,364**	**4**	**1,368**	1,149	4	1,153
Other receivables	**57**	**49**	**106**	68	35	103
Less: Provision for impairment of other receivables	**(5)**	**-**	**(5)**	(5)	-	(5)
Net other receivables [2]	**52**	**49**	**101**	63	35	98
Accrued income	**75**	**-**	**75**	65	-	65
Prepayments	**79**	**12**	**91**	61	7	68
Amounts owed by associates [1]	**7**	**1**	**8**	5	1	6
Trade and other receivables	**1,577**	**66**	**1,643**	1,343	47	1,390

(1) Categorised as 'loans and receivables' financial assets (IAS 39).
(2) Certain contract-related assets previously included within other receivables have been reclassified as intangible assets. The 2007 balance sheet has been restated accordingly. There is no impact on the income statement.

Trade receivables

The book value of trade and other receivables approximates to their fair value due to the short-term nature of the majority of the receivables.

Credit sales are only made after credit approval procedures have been satisfactorily completed. The policy for making provisions for bad and doubtful debts varies from country to country as different countries and markets have different payment practices, but various factors are considered including how overdue the debt is, the type of debtor and its past history, and current market and trading conditions. Full provision is made for debts that are not considered to be recoverable.

There is limited concentration of credit risk with respect to trade receivables due to the diverse and unrelated nature of the Group's client base. Accordingly the directors believe that there is no further credit provision required in excess of the provision for the impairment of receivables. The book value of trade and other receivables represents the Group's maximum exposure to credit risk.

Trade receivable days for the continuing business at 30 September 2008 were 50 days (2007: 50 days on a comparable basis).

The ageing of gross trade receivables and of the provision for impairment is as follows:

	2008					
Trade receivables	Not yet due £m	0-3 months overdue £m	3-6 months overdue £m	6-12 months overdue £m	Over 12 months overdue £m	Total £m
Gross trade receivables	**1,102**	**253**	**34**	**16**	**17**	**1,422**
Less: Provision for impairment of trade receivables	**(4)**	**(8)**	**(17)**	**(8)**	**(17)**	**(54)**
Net trade receivables	**1,098**	**245**	**17**	**8**	**-**	**1,368**

	2007					
Trade receivables	Not yet due £m	0-3 months overdue £m	3-6 months overdue £m	6-12 months overdue £m	Over 12 months overdue £m	Total £m
Gross trade receivables	932	200	30	8	30	1,200
Less: Provision for impairment of trade receivables	-	(8)	(15)	(4)	(20)	(47)
Net trade receivables	932	192	15	4	10	1,153

Movements in the provision for impairment of trade and other receivables are as follows:

	2008			2007		
Provision for impairment of trade and other receivables	Trade £m	Other £m	Total £m	Trade £m	Other £m	Total £m
At 1 October	**47**	**5**	**52**	41	6	47
Charged to income statement	**19**	**-**	**19**	6	1	7
Credited to income statement	**(6)**	**-**	**(6)**	-	-	-
Utilised	**(9)**	**-**	**(9)**	-	(2)	(2)
Currency adjustment	**3**	**-**	**3**	-	-	-
At 30 September	**54**	**5**	**59**	47	5	52

At 30 September 2008, trade receivables of £270 million (2007: £221 million) were past due but not impaired. The Group has made a provision based on a number of factors, including past history of the debtor, and all unprovided for amounts are considered to be recoverable.

17 Inventories

Inventories	2008 £m	2007 £m
Net book value		
At 1 October	**179**	212
Net movement	**12**	(28)
Currency adjustment	**22**	(5)
At 30 September	**213**	179
Comprised of		
Food and beverage inventories	**164**	135
Other inventories	**49**	44
Total	**213**	179

18 Cash and cash equivalents

Cash and cash equivalents	2008 £m	2007 £m
Cash at bank and in hand	**111**	140
Short-term bank deposits	**468**	699
Cash and cash equivalents [1]	**579**	839

(1) Categorised as 'loans and receivables' financial assets (IAS 39).

Cash and cash equivalents by currency	2008 £m	2007 £m
Sterling	**464**	685
US Dollar	**5**	45
Euro	**19**	35
Japanese Yen	**1**	5
Other	**90**	69
Cash and cash equivalents	**579**	839

The Group's policy to manage the credit risk associated with cash and cash equivalents is set out in note 20. The book value of cash and cash equivalents represents the maximum credit exposure.

19 Short-term and long-term borrowings

Short-term and long-term borrowings	2008 Current £m	2008 Non-current £m	2008 Total £m	2007 Current £m	2007 Non-current £m	2007 Total £m
Bank overdrafts	**29**	**-**	**29**	118	-	118
Bank loans	**18**	**17**	**35**	19	17	36
Loan notes	**84**	**354**	**438**	-	380	380
Bonds	**237**	**802**	**1,039**	-	1,019	1,019
Borrowings (excluding finance leases)	**368**	**1,173**	**1,541**	137	1,416	1,553
Finance leases	**14**	**39**	**53**	14	36	50
Borrowings (including finance leases) [1]	**382**	**1,212**	**1,594**	151	1,452	1,603

(1) Categorised as 'other financial liabilities' (IAS 39).

Bank overdrafts principally arise as a result of uncleared transactions. Interest on bank overdrafts is at the relevant money market rates.

All amounts due under bonds, loan notes and bank facilities are shown net of unamortised issue costs.

The Group has fixed term, fixed interest private placements totalling US$769 million (£431 million) at interest rates between 5.11% and 7.955%. The carrying value of these loan notes is £438 million.

Loan notes	Nominal value	Redeemable	Interest
US$ private placement	$147m	May 2009	6.39%
US$ private placement	$36m	May 2010	6.53%
US$ private placement	$35m	Nov 2010	5.11%
US$ private placement	$62m	May 2011	6.67%
US$ private placement	$24m	Sep 2011	7.955%
US$ private placement	$450m	May 2012	6.81%
US$ private placement	$15m	Nov 2013	5.67%

The Group also has Euro denominated Eurobonds of €300 million (£236 million) and Sterling denominated Eurobonds totalling £775 million at interest rates of between 6.0% and 7.125%. The carrying value of these bonds is £1,039 million. The bond redeemable in December 2014 is recorded at its fair value to the Group on acquisition.

Bonds	Nominal value	Redeemable	Interest
Euro Eurobond	€300m	May 2009	6.0%
Sterling Eurobond	£200m	Jan 2010	7.125%
Sterling Eurobond	£325m	May 2012	6.375%
Sterling Eurobond	£250m	Dec 2014	7.0%

The maturity profile of borrowings (excluding finance leases) is as follows:

Maturity profile of borrowings (excluding finance leases)	2008 £m	2007 £m
Within 1 year, or on demand	**368**	137
Between 1 and 2 years	**226**	292
Between 2 and 3 years	**73**	224
Between 3 and 4 years	**588**	63
Between 4 and 5 years	**2**	550
In more than 5 years	**284**	287
Borrowings (excluding finance leases)	**1,541**	1,553

The fair value of the Group's borrowings is calculated by discounting future cash flows to net present values at current market rates for similar financial instruments. The table below shows the fair value of borrowings excluding accrued interest:

Carrying value/fair value of borrowings (excluding finance leases)	2008 Carrying value £m	2008 Fair value £m	2007 Carrying value £m	2007 Fair value £m
Bank overdrafts	**29**	**29**	118	118
Bank loans	**35**	**35**	36	37
Loan notes	**438**	**438**	380	392
€300m Eurobond May 2009	**237**	**236**	212	214
£200m Eurobond Jan 2010	**199**	**200**	201	204
£325m Eurobond May 2012	**330**	**318**	328	324
£250m Eurobond Dec 2014	**273**	**251**	278	258
Bonds	**1,039**	**1,005**	1,019	1,000
Borrowings (excluding finance leases)	**1,541**	**1,507**	1,553	1,547

Gross/present value of finance lease liabilities	2008 Gross £m	2008 Present value £m	2007 Gross £m	2007 Present value £m
Finance lease payments falling due:				
Within 1 year	**16**	**14**	16	14
In 2 to 5 years	**33**	**30**	32	28
In more than 5 years	**11**	**9**	9	8
	60	**53**	57	50
Less: future finance charges	**(7)**	**-**	(7)	-
Present value of finance lease liabilities	**53**	**53**	50	50

Borrowings by currency	2008 Borrowings £m	2008 Finance leases £m	2008 Total £m	2007 Borrowings £m	2007 Finance leases £m	2007 Total £m
Sterling	**812**	**-**	**812**	831	1	832
US Dollar	**454**	**24**	**478**	452	24	476
Euro	**242**	**21**	**263**	237	21	258
Japanese Yen	**15**	**-**	**15**	16	-	16
Other	**18**	**8**	**26**	17	4	21
Total	**1,541**	**53**	**1,594**	1,553	50	1,603

The Group had the following undrawn committed facilities available at 30 September, in respect of which all conditions precedent had then been met:

Undrawn committed facilities	2008 £m	2007 £m
Expiring between 2 and 5 years	**689**	630

20 Derivative financial instruments

Capital risk management

The Group manages its capital to ensure that it will be able to continue as a going concern with an optimal balance of debt and equity. The capital structure of the Group consists of cash and cash equivalents as disclosed in note 18; debt, which includes the borrowings disclosed in note 19; and equity attributable to equity holders of the parent, comprising issued share capital, reserves and retained earnings as disclosed in note 25.

Financial management

The Group continues to manage its interest rate and foreign currency exposure in accordance with the policies set out in the Company's Annual Report. The Group's financial instruments comprise of cash, borrowings, receivables and payables that are used to finance the Group's operations. The Group also uses derivatives, principally interest rate swaps and forward currency contracts, to manage interest rate and currency risks arising from the Group's operations. The Group does not trade in financial instruments. The Group's treasury policies are designed to mitigate the impact of fluctuations in interest rates and exchange rates and to manage the Group's financial risks. The Board approves any changes to the policies.

Credit risk

The Group's policy is to minimise its exposure to credit risk from the failure of any single financial counterparty by spreading its risk across a portfolio of financial counterparties and managing the aggregate exposure to each against certain pre-agreed limits. Exposure to counterparty credit risk arising from deposits, derivative and forward foreign currency contracts is concentrated at the Group centre where possible. Financial counterparty limits are derived from the long and short term credit ratings, and the balance sheet strength of the financial counter-party . All financial counterparties are required to have a minimum short term credit rating from Moodys of P-1 or equivalent from another recognised agency.

The Group's policy to manage the credit risk associated with trade and other receivables is set out in note 16.

	2008				2007			
Derivative financial instruments	Current assets £m	Non-current assets £m	Current liabilities £m	Non-current liabilities £m	Current assets £m	Non-current assets £m	Current liabilities £m	Non-current liabilities £m
Interest rate swaps								
Fair value hedges (1)	**1**	**19**	**(1)**	**(6)**	-	13	-	(15)
Not in a hedging relationship (2)	**-**	**-**	**(3)**	**-**	2	-	-	-
Total	**1**	**19**	**(4)**	**(6)**	2	13	-	(15)

(1) Derivatives that are designated and effective as hedging instruments carried at fair value (IAS 39).
(2) Derivatives carried at 'fair value through profit or loss' (IAS 39).

	2008		2007	
Notional amount of derivative financial instruments by currency	Fair value swaps £m	Cash flow swaps £m	Fair value swaps £m	Cash flow swaps £m
Sterling	**1,025**	**-**	775	30
US Dollar	**197**	**174**	173	245
Euro	**99**	**103**	52	35
Japanese Yen	**20**	**79**	16	77
Other	**-**	**123**	-	128
Total	**1,341**	**479**	1,016	515

	2008			2007		
Effective currency denomination of borrowings after the effect of derivatives	Gross borrowings £m	Forward contracts £m	Effective currency of borrowings £m	Gross borrowings £m	Forward contracts £m	Effective currency of borrowings £m
Sterling	**806**	**(245)**	**561**	837	(318)	519
US Dollar	**478**	**222**	**700**	476	247	723
Euro	**263**	**(142)**	**121**	258	(98)	160
Japanese Yen	**15**	**77**	**92**	16	59	75
Other	**26**	**94**	**120**	21	105	126
Total	**1,588**	**6**	**1,594**	1,608	(5)	1,603

21 Trade and other payables

Trade and other payables	2008 Current £m	2008 Non-current £m	2008 Total £m	2007 Current £m	2007 Non-current £m	2007 Total £m
Net book value						
At 1 October	**1,833**	**36**	**1,869**	1,990	46	2,036
Net movement	**216**	**(8)**	**208**	(146)	(10)	(156)
Currency adjustment	**186**	**5**	**191**	(11)	-	(11)
At 30 September	**2,235**	**33**	**2,268**	1,833	36	1,869
Comprised of						
Trade payables [(1)]	**856**	**4**	**860**	660	4	664
Amounts owed to associates [(1) (2)]	**2**	**-**	**2**	3	-	3
Social security and other taxes	**218**	**-**	**218**	190	-	190
Other payables	**161**	**15**	**176**	166	18	184
Deferred consideration on acquisitions [(1)]	**10**	**4**	**14**	3	3	6
Liability on put options held by minority equity partners [(3)]	**18**	**10**	**28**	-	8	8
Accruals [(4)]	**805**	**-**	**805**	671	3	674
Deferred income	**165**	**-**	**165**	140	-	140
Trade and other payables	**2,235**	**33**	**2,268**	1,833	36	1,869

(1) Categorised as 'other financial liabilities' (IAS 39).
(2) Amounts owed to associates were included in other payables in 2007.
(3) Categorised as 'fair value through profit or loss' (IAS 39).
(4) Of this balance £300 million (2007: £291 million) is categorised as 'other financial liabilities' (IAS 39).

The directors consider that the carrying amount of trade and other payables approximates to their fair value. The current trade and other payables are payable on demand.

Trade payable days for the continuing business at 30 September 2008 were 53 days (2007: 49 days on a comparable basis).

22 Provisions

Provisions	Insurance £m	Provisions in respect of discontinued and disposed businesses £m	Onerous contracts £m	Legal and other claims £m	Environmental £m	Total £m
At 1 October 2006	107	108	44	38	10	307
Reclassified [1]	-	-	3	4	(4)	3
Expenditure in the year	(7)	(14)	(6)	-	(1)	(28)
Charged to income statement	19	108	5	30	3	165
Credited to income statement	-	(2)	-	-	-	(2)
Fair value adjustments arising on acquisitions (note 27)	-	-	-	-	-	-
Business disposals - other activities	-	-	-	-	-	-
Currency adjustment	(7)	-	-	(1)	-	(8)
At 30 September 2007	112	200	46	71	8	437
At 1 October 2007	**112**	**200**	**46**	**71**	**8**	**437**
Reclassified [1]	-	**4**	**1**	**9**	**6**	**20**
Expenditure in the year	**(6)**	**(25)**	**(9)**	**(5)**	**(6)**	**(51)**
Charged to income statement	**22**	-	**12**	**20**	**5**	**59**
Credited to income statement	-	**(38)**	**(8)**	**(6)**	**(3)**	**(55)**
Fair value adjustments arising on acquisitions (note 27)	-	-	**7**	**19**	-	**26**
Business disposals - other activities	-	-	-	**(2)**	-	**(2)**
Currency adjustment	**15**	**1**	**1**	**2**	**1**	**20**
At 30 September 2008	**143**	**142**	**50**	**108**	**11**	**454**

Provisions	2008 £m	2007 £m
Current	**113**	86
Non-current	**341**	351
Total provisions	**454**	437

(1) Including items reclassified from accrued liabilities and other balance sheet captions.

The provision for insurance relates to the costs of self-funded insurance schemes and is essentially long-term in nature.

Provisions in respect of discontinued and disposed businesses relate to estimated amounts payable in connection with onerous contracts and claims arising from disposals. The final amount payable remains uncertain as, at the date of approval of these financial statements, there remains a further period during which claims may be received. The timing of any settlement will depend upon the nature and extent of claims received. Surplus provisions of £38 million (2007: £nil) were credited to the discontinued operations section of the income statement in the year.

Provisions for onerous contracts represent the liabilities in respect of short-term and long-term leases on unoccupied properties and other contracts lasting under five years.

Provisions for legal and other claims relate principally to provisions for the estimated cost of litigation and sundry other claims. The timing of the settlement of these claims is uncertain.

Environmental provisions are in respect of potential liabilities relating to the Group's responsibility for maintaining its operating sites in accordance with statutory requirements and the Group's aim to have a low impact on the environment. These provisions are expected to be utilised as operating sites are disposed of or as environmental matters are resolved.

23 Post-employment benefit obligations

Pension schemes operated

The Group operates a number of pension arrangements throughout the world which have been developed in accordance with statutory requirements and local customs and practices. The majority of schemes are self-administered and the schemes' assets are held independently of the Group's finances. Pension costs are assessed in accordance with the advice of independent, professionally qualified actuaries. The Group makes employer contributions to the various schemes in existence within the range of 6% - 35% of pensionable salaries.

The contributions payable for defined contribution schemes of £28 million (2007: £36 million) have been fully expensed against profits in the current year.

	2008				2007			
Fair value of plan assets	UK £m	USA £m	Other £m	Total £m	UK £m	USA £m	Other £m	Total £m
At 1 October	**1,290**	**69**	**83**	**1,442**	1,174	68	166	1,408
Currency adjustment	**-**	**16**	**8**	**24**	-	(6)	1	(5)
Expected return on plan assets	**79**	**10**	**5**	**94**	67	5	6	78
Actuarial gain/(loss)	**(153)**	**(32)**	**(4)**	**(189)**	14	5	3	22
Employee contributions	**3**	**8**	**3**	**14**	4	-	4	8
Employer contributions	**25**	**14**	**17**	**56**	68	17	25	110
Benefits paid	**(40)**	**(15)**	**(18)**	**(73)**	(47)	(20)	(13)	(80)
Merger of Vendepac Scheme into the UK Scheme	**-**	**-**	**-**	**-**	10	-	(10)	-
Other balance sheet transfers	**-**	**57**	**(2)**	**55**	-	-	-	-
Disposals and plan settlements	**-**	**-**	**(4)**	**(4)**	-	-	(99)	(99)
At 30 September	**1,204**	**127**	**88**	**1,419**	1,290	69	83	1,442

	2008				2007			
Present value of defined benefit obligations	UK £m	USA £m	Other £m	Total £m	UK £m	USA £m	Other £m	Total £m
At 1 October	**1,228**	**129**	**155**	**1,512**	1,269	155	266	1,690
Currency adjustment	**-**	**25**	**17**	**42**	-	(11)	2	(9)
Current service cost	**9**	**5**	**9**	**23**	12	3	12	27
Past service cost	**-**	**-**	**(2)**	**(2)**	-	(1)	-	(1)
Curtailment credit	**-**	**-**	**-**	**-**	-	-	(6)	(6)
Amount charged to plan liabilities	**71**	**12**	**9**	**92**	64	8	8	80
Actuarial (gain)/loss	**(84)**	**(25)**	**(3)**	**(112)**	(84)	(5)	(19)	(108)
Employee contributions	**3**	**8**	**3**	**14**	4	-	4	8
Benefits paid	**(40)**	**(15)**	**(18)**	**(73)**	(47)	(20)	(13)	(80)
Merger of Vendepac Scheme into the UK Scheme	**-**	**-**	**-**	**-**	10	-	(10)	-
Plan amendment	**-**	**-**	**1**	**1**	-	-	-	-
Disposals and plan settlements	**-**	**-**	**(4)**	**(4)**	-	-	(103)	(103)
Other balance sheet transfers	**-**	**57**	**-**	**57**	-	-	14	14
Acquisitions	**-**	**-**	**2**	**2**	-	-	-	-
At 30 September	**1,187**	**196**	**169**	**1,552**	1,228	129	155	1,512

Present value of defined benefit obligations	2008 UK £m	2008 USA £m	2008 Other £m	2008 Total £m	2007 UK £m	2007 USA £m	2007 Other £m	2007 Total £m
Funded obligations	**1,158**	**143**	**112**	**1,413**	1,199	81	98	1,378
Unfunded obligations	**29**	**53**	**57**	**139**	29	48	57	134
Total obligations	**1,187**	**196**	**169**	**1,552**	1,228	129	155	1,512

Post-employment benefit obligations recognised in the balance sheet	2008 £m	2007 £m	2006 £m	2005 £m
Present value of defined benefit obligations	**1,552**	1,512	1,690	1,595
Fair value of plan assets	**(1,419)**	(1,442)	(1,408)	(1,040)
Total deficit of defined benefit pension plans per above	**133**	70	282	555
Surplus not recognised	**-**	92	-	-
Past service cost not recognised [(1)]	**(2)**	-	-	-
Post-employment benefit obligations per the balance sheet	**131**	162	282	555

(1) To be recognised over the remaining service life in accordance with IAS 19.

Total pension costs/(credits) recognised in the income statement	2008 UK £m	2008 USA £m	2008 Other £m	2008 Total £m	2007 UK £m	2007 USA £m	2007 Other £m	2007 Total £m
Current service cost	**9**	**5**	**9**	**23**	12	3	12	27
Past service credit	**-**	**-**	**(2)**	**(2)**	-	(1)	-	(1)
Curtailment credit	**-**	**-**	**-**	**-**	-	-	(6)	(6)
Charged/(credited) to operating expenses	**9**	**5**	**7**	**21**	12	2	6	20
Amount charged to pension liability	**71**	**12**	**9**	**92**	64	8	8	80
Expected return on plan assets	**(79)**	**(10)**	**(5)**	**(94)**	(67)	(5)	(6)	(78)
(Credited)/charged to finance costs	**(8)**	**2**	**4**	**(2)**	(3)	3	2	2
Total pension costs/(credits)	**1**	**7**	**11**	**19**	9	5	8	22

(1) The total pension costs/(credits) shown above relate to both continuing and discontinued operations.

The history of experience adjustments is as follows. In accordance with the transitional provisions for the amendments to IAS 19 issued on 16 December 2004, the disclosures below are determined prospectively from the 2005 reporting period.

Experience adjustments	2008 £m	2007 £m	2006 £m	2005 £m
Experience adjustments on plan liabilities – gain/(loss)	**5**	(15)	(14)	(8)
Experience adjustments on plan assets – (loss)/gain	**(189)**	22	39	75

The actuarial gain/loss reported in the statement of recognised income and expense can be reconciled as follows:

Actuarial adjustments	2008 £m	2007 £m
Actuarial (gains)/losses on fair value of plan assets	**189**	(22)
Actuarial (gains)/losses on defined benefit obligations	**(112)**	(108)
Actuarial (gains)/losses	**77**	(130)
Increase/(decrease) in surplus not recognised	**(92)**	92
Actuarial (gains)/losses per the statement of recognised income and expense	**(15)**	(38)

The Group made total contributions of £56 million in the year (2007: £110 million) including special contributions of disposal proceeds to pension plans of £nil (2007: £45 million) and expects to make regular ongoing contributions of £42 million in 2009.

The expected return on plan assets is based on market expectations at the beginning of the period. The actual return on assets was a loss of £95 million (2007: gain £100 million).

The cumulative actuarial loss recognised in the statement of recognised income and expense was £141 million (2007: £156 million). An actuarial gain of £15 million (2007: £38 million) was recognised during the year.

Net post-employment benefit obligations of £131 million shown above include a surplus of £54 million on the UK Scheme which has been recognised in the year on the basis that the Company is now satisfied that it will be able to benefit from this surplus in the future.

24 Called up share capital

During the year 4,878,299 options were granted under the Compass Group Management Share Option Plan. All options were granted over the Company's ordinary shares and the grant price was equivalent to the market value of the Company's shares at the date of grant. No options were granted under any of the Company's other share option plans.
The Company commenced an on market share buy-back programme following the disposal of Select Service Partner in June 2006. This programme was extended following the disposal of Selecta in July 2007. A third phase of the programme commenced on 1 July 2008. During the year, a total of 107,014,468 ordinary shares of 10 pence each were repurchased for consideration of £348 million and cancelled.

Authorised and allotted share capital	2008 Number of shares	2008 £m	2007 Number of shares	2007 £m
Authorised:				
Ordinary shares of 10p each	**3,000,010,000**	**300**	3,000,010,000	300
Allotted and fully paid:				
Ordinary shares of 10p each	**1,841,932,734**	**184**	1,926,996,323	193

Allotted share capital	2008 Number of shares	2007 Number of shares
Ordinary shares of 10p each allotted as at 1 October	**1,926,996,323**	2,098,723,901
Ordinary shares allotted during the year on exercise of share options	**21,950,879**	9,679,856
Repurchase of ordinary share capital	**(107,014,468)**	(181,407,434)
Ordinary shares of 10p each allotted as at 30 September	**1,841,932,734**	1,926,996,323

25 Reconciliation of movements in equity

Reconciliation of movements in equity	Share capital £m	Share premium account £m	Capital redemption reserve £m	Own shares £m	Other reserves £m	Retained earnings £m	Minority interests £m	Total £m
	Attributable to equity shareholders of the Company							
At 1 October 2006	210	96	15	-	4,288	(2,303)	6	2,312
Total recognised income and expense	-	-	-	-	1	575	19	595
Issue of shares	1	26	-	-	-	-	-	27
Fair value of share-based payments	-	-	-	-	25	-	-	25
Settled in cash or existing shares (purchased in market)	-	-	-	-	(11)	-	-	(11)
Share buy back	(18)	-	18	-	-	(575)	-	(575)
Transfer on exercise of put options	-	-	-	-	9	-	-	9
Buy-out of minority interests	-	-	-	-	-	-	-	-
Fair value adjustments arising on acquisition	-	-	-	-	-	-	-	-
Other changes	-	-	-	-	-	-	-	-
	193	122	33	-	4,312	(2,303)	25	2,382
Dividends paid to Compass shareholders (note 9)	-	-	-	-	-	(208)	-	(208)
Dividends paid to minority interest	-	-	-	-	-	-	(3)	(3)
Increase in own shares held for staff compensation scheme [(1)]	-	-	-	(1)	-	-	-	(1)
At 30 September 2007	193	122	33	(1)	4,312	(2,511)	22	2,170
At 1 October 2007	**193**	**122**	**33**	**(1)**	**4,312**	**(2,511)**	**22**	**2,170**
Total recognised income and expense	-	-	-	-	**71**	**455**	**10**	**536**
Issue of shares	**2**	**56**	-	-	-	-	-	**58**
Fair value of share-based payments	-	-	-	-	**14**	-	-	**14**
Settled in cash or existing shares (purchased in market)	-	-	-	-	**(5)**	-	-	**(5)**
Share buy back	**(11)**	-	**11**	-	-	**(348)**	-	**(348)**
Transfer on exercise of put options	-	-	-	-	-	-	-	-
Buy-out of minority interests	-	-	-	-	-	-	**(6)**	**(6)**
Fair value adjustments arising on acquisition	-	-	-	-	**9**	-	-	**9**
Other changes	-	-	-	-	-	**(3)**	**(3)**	**(6)**
	184	**178**	**44**	**(1)**	**4,401**	**(2,407)**	**23**	**2,422**
Dividends paid to Compass shareholders (note 9)	-	-	-	-	-	**(209)**	-	**(209)**
Dividends paid to minority interest	-	-	-	-	-	-	**(4)**	**(4)**
Increase in own shares held for staff compensation scheme [(1)]	-	-	-	**(3)**	-	-	-	**(3)**
At 30 September 2008	**184**	**178**	**44**	**(4)**	**4,401**	**(2,616)**	**19**	**2,206**

(1) These shares are held in trust and are used to satisfy some of the Group's liabilities to employees for share options, share bonus and long-term incentive plans.

Own shares held by the Group represent 1,276,271 shares in Compass Group PLC (2007: 271,960 shares). 1,259,062 shares are held by the Compass Group Employee Share Trust ('ESOP') and 17,209 shares by the Compass Group Employee Trust Number 2 ('CGET2'). These shares are listed on a recognised stock exchange and their market value at 30 September 2008 was £4.4 million (2007: £0.8 million). The nominal value held at 30 September 2008 was £127,627 (2007: £27,196).

ESOP and CGET2 are discretionary trusts for the benefit of employees and the shares held are used to satisfy some of the Group's liabilities to employees for share options, share bonus and long-term incentive plans. All of the shares held by the ESOP and CGET2 are required to be made available in this way.

The analysis of other reserves is shown below:

Other reserves	Share-based payment reserve £m	Merger reserve £m	Revaluation reserve £m	Translation reserve £m	Equity adjustment for put options £m	Total other reserves £m
At 1 October 2006	130	4,170	-	5	(17)	4,288
Total recognised income and expense	-	-	-	1	-	1
Fair value of share-based payments	25	-	-	-	-	25
Settled in cash or existing shares (purchased in market)	(11)	-	-	-	-	(11)
Transfer on exercise of put options	-	-	-	-	9	9
Fair value adjustments arising on acquisition	-	-	-	-	-	-
At 30 September 2007	144	4,170	-	6	(8)	4,312
At 1 October 2007	**144**	**4,170**	**-**	**6**	**(8)**	**4,312**
Total recognised income and expense	**-**	**-**	**(1)**	**72**	**-**	**71**
Fair value of share-based payments	**14**	**-**	**-**	**-**	**-**	**14**
Settled in cash or existing shares (purchased in market)	**(5)**	**-**	**-**	**-**	**-**	**(5)**
Transfer on exercise of put options	**-**	**-**	**-**	**-**	**-**	**-**
Fair value adjustments arising on acquisition	**-**	**-**	**9**	**-**	**-**	**9**
At 30 September 2008	**153**	**4,170**	**8**	**78**	**(8)**	**4,401**

The merger reserve arose in 2000 following the demerger from Granada Compass plc. The equity adjustment for put options arose in 2005 on the accounting for the options held by the Group's minority partners requiring the Group to purchase those minority interests.

26 Share-based payments

Full details of the Compass Group Share Option Plan ('Option Plan'), the Management Share Option Plan ('Management Plan') and the Savings-Related Share Option Scheme can be found in the Company's Annual Report.

27 Business combinations

The Group acquired the remaining 50% interest in GR SA, its 50% owned Brazilian joint venture, for cash consideration of £91 million on 6 March 2008.

Propoco Inc ('Professional Services'), a leading regional provider of facilities management services to the US healthcare market, was acquired on 1 October 2007 for a total consideration of £38 million. £36 million was paid at closing, with the remaining £2 million being deferred for 12 months. Medi-Dyn Inc, a US based healthcare company was acquired on 10 July 2008 for a total consideration of £26 million of which £23 million was paid at closing with the remaining £3 million being deferred for twelve months. Seven other small infill acquisitions were made during the year for a total consideration of £21 million, £5 million of which was deferred.

On 29 November 2007 the Group bought out the remaining 10% minority interest in Palmar S.p.A, its Italian subsidiary which provides support services, and on 25 March 2008 it acquired a further 9% of the shares of Seiyo Food - Compass Group Inc, its Japanese subsidiary, taking the Group's shareholding from 86% to 95%. The combined consideration for the two transactions was £15 million.

	Acquisition of 50% interest in GR SA		Other acquisitions		Buy-out of minority interests	Total
	Book value[1] £m	Fair value[2] £m	Book value £m	Fair value £m	Fair value £m	Fair value £m
Net assets acquired						
Goodwill	22	22	-	-	-	22
Other intangible assets:						
- Computer software	2	2	-	-	-	2
- Contract-related and other intangibles arising on acquisition	-	52	-	13	-	65
Property, plant and equipment	10	10	1	1	-	11
Deferred tax asset	-	11	-	-	-	11
Inventories	3	3	1	1	-	4
Trade and other receivables	20	20	5	5	-	25
Cash and cash equivalents	4	4	1	1	-	5
Other assets	1	2	1	2	-	4
Trade and other payables	(30)	(30)	(6)	(6)	-	(36)
Provisions (note 22)	-	(26)	-	-	-	(26)
Post-employment benefit obligations (note 23)	(2)	(2)	-	-	-	(2)
Deferred tax liabilities	(1)	(22)	-	(1)	-	(23)
Other liabilities	(1)	(1)	-	-	-	(1)
Minority interest (note 25)	-	-	-	-	6	6
	28	45	3	16	6	67
Portion of fair value adjustment credited to revaluation reserve (note 25) [2]		(9)		-	-	(9)
Fair value of net assets acquired		36		16	6	58
Goodwill arising on acquisition		55		69	9	133
Total consideration		91		85	15	191
Satisfied by						
Cash consideration and costs		91		75	15	181
Deferred consideration		-		10	-	10
		91		85	15	191
Cash flow						
Cash consideration		91		75	15	181
Cash acquired		(4)		(1)	-	(5)
Net cash outflow arising on acquisition		87		74	15	176
Deferred consideration and other payments relating to previous acquisitions						5
Total cash outflow arising from the purchase of subsidiary companies and investments in associated undertakings						181

(1) Final agreed amounts.

(2) The fair value adjustments arising on the acquisition of the remaining 50% interest in GR SA relate to 100% of the shareholding. The portion of the fair value adjustment pertaining to the Group's existing 50% shareholding in GR SA was credited to the revaluation reserve in accordance with IFRS 3.

Adjustments made to the fair value of assets acquired include the value of intangible assets, provisions and other adjustments recognised on acquisition in accordance with IFRS 3 'Business Combinations'. The adjustments made in respect of the acquisitions in the twelve months to 30 September 2008 are provisional and will be finalised within 12 months of the acquisition date.

The goodwill arising on the acquisition of the remaining 50% interest in GR SA represents the premium the Group paid to gain full operational and strategic control of the company. This will allow the business to be fully integrated into the Group.

The initial goodwill arising on the acquisition of the other businesses represents the premium the Group paid to acquire seven small companies which complement the existing business and create significant opportunities for cross selling and other synergies.

In the period from acquisition to 30 September 2008 the acquisitions contributed revenue of £187 million and operating profit of £11 million to the Group's results.

If the acquisitions had occurred on 1 October 2007, Group revenue for the year would have been £11,527 million and total Group operating profit (including associates) would have been £664 million.

28 Reconciliation of operating profit to cash generated by operations

Reconciliation of operating profit to cash generated by continuing operations	2008 £m	2007 £m
Operating profit from continuing operations	**655**	525
Adjustments for:		
Amortisation of intangible fixed assets [(2)]	**81**	60
Amortisation of intangible assets arising on acquisition	**3**	-
Depreciation of property, plant and equipment [(2)]	**125**	114
(Gain)/loss on disposal of property, plant and equipment / intangible assets	**2**	5
(Gain)/loss on business disposals - other activities	**(6)**	-
Increase/(decrease) in provisions	**21**	43
Decrease in post-employment benefit obligations	**(33)**	(42)
Share-based payments - charged to profits	**14**	23
Share-based payments - settled in cash or existing shares [(1)]	**(5)**	(11)
Operating cash flows before movement in working capital	**857**	717
(Increase)/decrease in inventories	**(13)**	(7)
(Increase)/decrease in receivables [(2)]	**(108)**	10
Increase/(decrease) in payables	**179**	36
Cash generated by continuing operations [(2)]	**915**	756

(1) It was originally anticipated these payments would be satisfied by the issue of new shares.

(2) Certain contract-related assets previously included with property, plant and equipment and other receivables have been reclassified as intangible assets. The 2007 cashflow has been restated accordingly. There is no impact on the income statement.

29 Cash flow from discontinued operations

Cash flow from discontinued operations	2008 £m	2007 £m
Net cash from/(used in) operating activities of discontinued operations		
Cash generated from discontinued operations	2	(11)
Tax paid	-	(7)
Net cash from/(used in) operating activities of discontinued operations	2	(18)
Net cash from/(used in) investing activities by discontinued operations		
Purchase of property, plant and equipment	-	(34)
Proceeds from sale of property, plant and equipment	-	4
Net cash from/(used in) investing activities by discontinued operations	-	(30)
Net cash from/(used in) financing activities by discontinued operations		
Dividends paid to minority interests	-	-
Net cash from/(used in) financing activities by discontinued operations	-	-

30 Analysis of net debt

This table is presented as additional information to show movement in net debt, defined as overdrafts, bank and other borrowings, finance leases and derivative financial instruments, net of cash and cash equivalents.

		Gross debt						
Net debt	Cash and cash equivalents £m	Bank overdrafts £m	Bank and other borrowings £m	Total overdrafts and borrowings £m	Finance leases £m	Derivative financial instruments £m	Total £m	Net debt £m
At 1 October 2006	848	(56)	(1,841)	(1,897)	(57)	11	(1,943)	(1,095)
Cash flow	(11)	(66)	305	239	-	-	239	228
Cash flow from repayment of obligations under finance leases	-	-	-	-	15	-	15	15
(Increase)/decrease in net debt as a result of new finance leases taken out	-	-	-	-	(15)	-	(15)	(15)
Currency translation gains/(losses)	2	3	68	71	1	-	72	74
Acquisitions and disposals (excluding cash and overdrafts)	-	1	-	1	6	-	7	7
Other non-cash movements	-	-	33	33	-	(11)	22	22
At 30 September 2007	839	(118)	(1,435)	(1,553)	(50)	-	(1,603)	(764)
At 1 October 2007	**839**	**(118)**	**(1,435)**	**(1,553)**	**(50)**	**-**	**(1,603)**	**(764)**
Cash flow	**(276)**	**95**	**46**	**141**	**-**	**-**	**141**	**(135)**
Cash flow from repayment of obligations under finance leases	**-**	**-**	**-**	**-**	**11**	**-**	**11**	**11**
(Increase)/decrease in net debt as a result of new finance leases taken out	**-**	**-**	**-**	**-**	**(8)**	**-**	**(8)**	**(8)**
Currency translation gains/(losses)	**16**	**(6)**	**(125)**	**(131)**	**(6)**	**-**	**(137)**	**(121)**
Acquisitions and disposals (excluding cash and overdrafts)	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Other non-cash movements	**-**	**-**	**2**	**2**	**-**	**10**	**12**	**12**
At 30 September 2008	**579**	**(29)**	**(1,512)**	**(1,541)**	**(53)**	**10**	**(1,584)**	**(1,005)**

Other non-cash movements are comprised as follows:

Other non-cash movements in net debt	2008 £m	2007 £m
Amortisation of the fair value adjustment in respect of the £250 million Sterling Eurobond redeemable in December 2014	**4**	4
Fair value debt adjustment	**(11)**	4
Swap monetisation credit	**9**	25
Changes in the value of derivative financial instruments	**10**	(11)
Other non-cash movements	**12**	22

31 Contingent liabilities

Contingent liabilities	2008 £m	2007 £m
Performance bonds and guarantees and indemnities (including those of associated undertakings)	**301**	227

On 21 October 2005, the Company announced that it had instructed Freshfields Bruckhaus Deringer to conduct an investigation into the relationships between Eurest Support Services ('ESS') (a member of the Group), IHC Services Inc. ('IHC') and the United Nations. Ernst & Young assisted Freshfields Bruckhaus Deringer in this investigation. On 1 February 2006, it was announced that the investigation had concluded.

The investigation established serious irregularities in connection with contracts awarded to ESS by the UN. The work undertaken by Freshfields Bruckhaus Deringer and Ernst & Young gave no reason to believe that these issues extended beyond a few individuals within ESS to other parts of ESS or the wider Compass Group of companies.

The Group settled all outstanding civil litigation against it, in relation to this matter, in October 2006 but litigation continues between competitors of ESS, IHC and other parties involved in UN procurement.

IHC's relationship with the UN and ESS was part of a wider investigation into UN procurement activity being conducted by the United States Attorney's Office for the Southern District of New York, and with which the Group co-operated fully. The current status of that investigation is uncertain and a matter for the US authorities. Those investigators could have had access to sources unavailable to the Group, Freshfields Bruckhaus Deringer or Ernst & Young, and further information may yet emerge which is inconsistent with, or additional to, the findings of the Freshfields Bruckhaus Deringer investigation, which could have an adverse impact on the Group. The Group has however not been contacted by, or received further requests for information from, the United States Attorney's Office for the Southern District of New York in connection with these matters since January 2006. The Group has cooperated fully with the UN throughout.

In February 2007, the Group's Portuguese business, Eurest (Portugal) Sociedade Europeia Restaurantes LDA, was visited by the Portuguese Competition Authority (PCA) as part of an investigation into possible past breaches of competition law by the Group and other caterers in the sector. The PCA investigation relates to a part of the Portuguese catering business which services mainly public sector contracts. The Group is cooperating fully with the PCA. The investigation has been ongoing for some while and it is likely that it will take several more months to complete. The outcome cannot be predicted at this point. Revenues of the Portuguese business for the year ended 30 September 2008 were £110 million (€145 million).

It is not currently possible to quantify any potential liability which may arise in respect of these matters. The directors currently have no reason to believe that any potential liability that may arise would be material to the financial position of the Group.

The Group, through a number of its subsidiary undertakings, is, from time to time, party to various other legal proceedings or claims arising from its normal business. Provisions are made as appropriate. None of these proceedings is regarded as material litigation.

The Group has provided a guarantee to one of its joint venture partners over the level of profits which will accrue to them in future periods. The maximum amount payable under this guarantee is £35 million, which would be payable in respect of the period from 1 July 2007 to 31 December 2010. Based on the latest management projections, no overall liability is expected to arise in relation to this guarantee. No provision has been recorded at 30 September 2008 (2007: £nil).

32 Capital commitments

Capital commitments	2008 £m	2007 £m
Contracted for but not provided for	**28**	23

33 Operating lease and concessions commitments

The Group leases offices and other premises under non-cancellable operating leases. The leases have varying terms, purchase options, escalation clauses and renewal rights. The Group has some leases that include revenue-related rental payments that are contingent on future levels of revenue.

Future minimum rentals payable under non-cancellable operating leases and concessions agreements are as follows:

	2008			2007		
	Operating leases			Operating leases		
Operating lease and concessions commitments	Land and buildings £m	Other assets £m	Other Occupancy rentals £m	Land and buildings £m	Other assets £m	Other Occupancy rentals £m
Falling due within 1 year	**48**	**48**	**31**	40	41	26
Falling due between 2 and 5 years	**120**	**62**	**83**	111	54	61
Falling due in more than 5 years	**72**	**9**	**52**	71	5	33
Total	**240**	**119**	**166**	222	100	120

34 Related party transactions

The following transactions were carried out with related parties of Compass Group PLC:

Subsidiaries

Transactions between the ultimate parent company and its subsidiaries, and between subsidiaries, have been eliminated on consolidation.

Joint ventures

There were no significant transactions between joint ventures or joint venture partners and the rest of the Group during the year except for the acquisition of the remaining 50% interest in GR SA, the Group's 50% owned Brazilian joint venture (see note 27) and the sale of the Group's share in Radhakrishnan Hospitality Services Private Ltd and SHRM Food and Allied Services Private Ltd, the Group's 50% owned Indian joint ventures (see note 15).

Associates

The balances with associated undertakings are shown in notes 16 and 21. There were no significant transactions with associated undertakings during the year.

Key management personnel

The remuneration of directors and key management personnel is set out in the Annual Report. During the year there were no other material transactions or balances between the Group and its key management personnel or members of their close family.

35 Post balance sheet events

On 30 October 2008, the Group raised and received a total of £185 million in the US private placement market through the issue of five, seven and eight year loan notes.

Loan notes	Nominal value	Redeemable	Interest
US$ private placement	$105m	Oct 2013	6.45%
US$ private placement	$162m	Oct 2015	6.72%
Sterling private placement	£35m	Oct 2016	7.55%

This has further strengthened the Group's balance sheet and extended the maturity profile of the Group's borrowings.

Maturity profile of borrowings (excluding finance leases)	30 Oct 2008 £m	30 Sep 2008 £m
Within 1 year, or on demand	368	368
Between 1 and 2 years	226	226
Between 2 and 3 years	73	73
Between 3 and 4 years	588	588
Between 4 and 5 years	61	2
In more than 5 years	410	284
Borrowings (excluding finance leases)	1,726	1,541

The average maturity profile of the Group's borrowings is now 3.4 years (3.1 years as at 30 September 2008).

36 Exchange rates

Exchange rates	2008	2007
Average exchange rate for year		
Australian Dollar	**2.19**	2.44
Brazilian Real	**3.40**	4.02
Canadian Dollar	**1.99**	2.19
Euro	**1.32**	1.48
Japanese Yen	**212.97**	234.05
Norwegian Krone	**10.53**	11.98
South African Rand	**14.66**	14.18
Swedish Krona	**12.40**	13.63
Swiss Franc	**2.14**	2.40
US Dollar	**1.97**	1.97
Closing exchange rate as at 30 September		
Australian Dollar	**2.26**	2.30
Brazilian Real	**3.44**	3.75
Canadian Dollar	**1.90**	2.02
Euro	**1.27**	1.43
Japanese Yen	**189.23**	234.33
Norwegian Krone	**10.54**	11.05
South African Rand	**14.76**	14.05
Swedish Krona	**12.43**	13.18
Swiss Franc	**2.00**	2.38
US Dollar	**1.78**	2.04

(1) Average rates are used to translate the income statement and cash flow. Closing rates are used to translate the balance sheet. Only the most significant currencies are shown.

37 Details of principal subsidiary companies

All companies listed below are wholly owned by the Group, except where otherwise indicated. All interests are in the ordinary share capital. All companies operate principally in their country of incorporation, except for Compass International Purchasing Ltd which operates throughout the world. A full list of the Group's operating subsidiary undertakings will be annexed to the next annual return.

Company	Country of incorporation	Principal activities
North America		
Compass Group Canada Ltd	Canada	Foodservice and support services
Bon Appétit Management Co	USA	Foodservice
Compass Group USA Investments, Inc	USA	Holding company
Compass Group USA, Inc	USA	Foodservice and support services
Crothall Services Group	USA	Support services to the healthcare market
Flik International Corp	USA	Fine dining facilities
Foodbuy LLC (64%)	USA	Purchasing services in North America
Levy Restaurants LP	USA	Fine dining and foodservice at sports and entertainment facilities
Morrison Management Specialists, Inc	USA	Foodservice to the healthcare and senior living market
Restaurant Associates Corp	USA	Fine dining facilities
Wolfgang Puck Catering & Events, LLC (49%) (1)	USA	Fine dining facilities
Continental Europe		
Compass Group France Holdings SAS	France	Holding company
Compass Group France	France	Foodservice and support services
Compass Group Deutschland GmbH	Germany	Holding company
Medirest GmbH & Co OHG (2)	Germany	Foodservice to the healthcare and senior living market
Eurest Deutschland GmbH	Germany	Foodservice to business and industry
Eurest Services GmbH	Germany	Support services to business and industry
Eurest Sports & Food GmbH	Germany	Foodservice to the sports and leisure market
Onama S.p.A. (3)	Italy	Foodservice and prepaid meal vouchers
Palmar S.p.A. (4)	Italy	Support services
Lunchtime S.p.A.	Italy	Prepaid meal vouchers
Compass Group International BV	Netherlands	Holding company
Compass Group Nederland BV	Netherlands	Foodservice and support services
Compass Group Nederland Holding BV	Netherlands	Holding company
Eurest Services BV	Netherlands	Foodservice and support services
Compass Group Holdings Spain, S.L.	Spain	Holding company
Eurest Colectividades S.L.	Spain	Foodservice and support services
Compass Group (Schweiz) AG	Switzerland	Foodservice and support services
Restorama AG	Switzerland	Foodservice
United Kingdom		
Compass Contract Services (UK) Ltd	England & Wales	Foodservice and support services
Compass Group Holdings PLC	England & Wales	Holding company and corporate activities
Compass Group, UK & Ireland Ltd	England & Wales	Holding company
Compass International Purchasing Ltd	England & Wales	Purchasing services throughout the world
Compass Purchasing Ltd	England & Wales	Purchasing services in the UK and Ireland
Compass Services UK Ltd	England & Wales	Foodservice and support services
Hospitality Holdings Ltd (5)	England & Wales	Intermediate holding company
Letherby & Christopher Ltd	England & Wales	Foodservice for the UK sports and events business
Scolarest Ltd	England & Wales	Foodservice for the UK education market
Rest of the World		
Compass Group (Australia) Pty Ltd	Australia	Foodservice and support services
GR SA (6)	Brazil	Foodservice and support services
Seiyo Food - Compass Group, Inc (95%) (7)	Japan	Foodservice and support services
Compass Group Southern Africa (Pty) Ltd (70%)	South Africa	Foodservice and support services

(1) The Group exercises control of this entity and accounts for it as a subsidiary.
(2) Formerly known as Clinic Catering Service GmbH & Co OHG.
(3) Ristomat S.p.A. was merged into Onama S.p.A. during the year and on 14 November 2008 the company was renamed Compass Group Italia S.p.A.
(4) The Group acquired the remaining 10% shareholding in Palmar S.p.A during the year (2007: 90%).
(5) Held directly by the parent company.
(6) The Group acquired the remaining 50% interest in GR SA during the year. This company was previously accounted for as a joint venture (see note 15).
(7) The Group acquired a further 9% in Seiyo Food - Compass Group, Inc during the year (2007: 86%).

COMPASS
GROUP

82-5161

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Final Results
Released	07:00 26-Nov-08
Number	9432I10

RNS Number : 9432I
Compass Group PLC
26 November 2008

Compass Group PLC

Annual Results Announcement

For The Year Ended 30 September 2008

Another Excellent Year

• Revenue £11.4 billion	5.9% organic growth
• Underlying operating profit £662 million	19% constant currency growth
• Margin 5.8%	70 basis points
• Underlying earnings per share 22.0p	45%
• Total dividend 12.0p	11%
• Free cash flow £520 million	46%

Richard Cousins, Chief Executive Officer, said:

"I am delighted with the excellent progress the Group has made over the last twelve months, which has been driven by strong operational management and MAP, the performance framework we introduced two years ago.

The new financial year has started well and the visibility we have on the sales pipeline is encouraging. We are continuing to deliver good organic revenue growth and operating efficiency. In the context of a more challenging economic environment we are not complacent. We have considerable flexibility in the cost base and further significant

scope for cost reduction. Together with the scale of the market opportunity and ongoing demand for outsourced services, this gives us confidence that we can continue to deliver."

Sir Roy Gardner, Chairman, said:

"We are pleased with the results delivered in the last financial year against a background of weakening economic conditions. We have a clear and focused strategy, an internationally diversified and transparent business model and we are the market leader in an industry that has potential for significant structural growth. We see good opportunities to continue to grow revenue and to further improve operating efficiency. Our cash flow and balance sheet are strong. The strengths of the business that are highlighted in these results support the Board's view that 2009 will be another year of progress for the company."

Financial Summary	2008	2007	Inc (Dec
Continuing operations			
Revenue			
Constant currency	**£11,440m**	£10,765m	
Reported	**£11,440m**	£10,268m	
Total operating profit			
Constant currency	**£662m**	£558m	
Underlying	**£662m**	£529m	
Reported	**£659m**	£529m	
Operating margin			
Underlying	**5.8%**	5.1%	
Profit before tax			
Underlying	**£589m**	£442m	
Reported	**£566m**	£436m	
Basic earnings per share			
Underlying	**22.0p**	15.2p	
Reported	**20.9p**	15.0p	
Free cash flow			
Reported	**£520m**	£357m	
Total Group including discontinued operations			
Basic earnings per share	**23.7p**	25.6p	(
Total dividend per ordinary share	**12.0p**	10.8p	

(1) Constant currency restates the prior year results to 2008's average exchange rates.

(2) Total operating profit includes share of profit of associates.
(3) Underlying operating profit excludes the amortisation of intangibles arising on acquisition.
(4) Operating margin is based on revenue and operating profit excluding share of profit of associates.
(5) Underlying profit before tax excludes the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness and the change in fair value of minority interest put options.
(6) Underlying basic earnings per share excludes the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness, the change in fair value of minority interest put options and the tax attributable to these amounts.
(7) Organic growth is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both periods) and exchange rate movements (translating the prior year at current year exchange rates) and compares the current year results against the prior year.

Management and Performance (MAP)

The Group's operating framework, MAP, is being used ever more widely across the Group. It is fundamental to driving more consistent performance across the business and is helping us deliver a balance of disciplined revenue growth and greater efficiencies. To maintain the momentum, we have this year launched 'Mapping for Value', a two day intensive training course for our top 400 managers, and this is now being rolled out to a further 5,000 managers across the Group. With better trained staff and the sharing of best practice across the businesses, the benefits of a more structured approach are showing signs of success. A combination of excellent operational management and MAP has this year enabled us to deliver £104 million of constant currency operating profit growth as follows:

£28 million from net new business: We have had another year of strong growth in most countries, delivering 8.5% of new business with overall retention levels remaining stable at 94%.

We have seen good levels of growth in all our core sectors. In the Business & Industry sector, we have secured contracts with SAP in Germany, Indesit Company in Italy, a new Nokia factory in Romania and Abbey in the UK. Our ability to offer multi services, that is foodservice and support services, is helping drive new business in the Healthcare and increasingly the Business & Industry sectors, for example our international client Pfizer, where we have added support services to our existing foodservice contract. Other examples include Vodacom and Siemens in South Africa and in Healthcare, Inova Health System in the USA is one of the largest combined foodservice and support services contracts we have won in the sector. In the Education sector, we have won new business with the Cornwall County Council which covers over 170 primary and secondary schools and extended one of the largest outsourced Education contracts in Italy, Turin schools, which serves 27,000 students in 340 schools. We have won our first Sports & Leisure contract in Brazil at the Sao Paulo Stadium and continue to win new business in the USA: the St Louis Blues (National Hockey League) and Real Salt Lake (Major League Soccer).

We believe there is further scope over time to improve retention across the Group. Where we have focused on retention levels and built dedicated retention teams to date, we have been able to deliver improved performance.

£57 million from like for like growth: The majority of our profit growth was delivered through sustainable growth in our base estate. The two drivers of this are like for like revenue growth and cost efficiency.

We have continued to work hard to increase like for like revenue growth to 3.5% through the continued development of both our client and consumer offers and greater structure and discipline in pricing. We seek to increase the participation and spend of consumers by offering all day service, retail stores and coffee shops alongside countrywide promotions and we continue to extend the client offer to include support services in

addition to foodservice.

We continue to see good progress in menu planning, the rationalization of purchasing and the supply chain. These initiatives, together with the roll out of waste management programmes across the Group, should over time produce further benefits. Food cost inflation was a significant issue for us throughout the year, but we have been able to contain the impact through these actions in the year and deliver an improvement in the gross margin. We continue to see good opportunities in labour costs to improve productivity and reduce ancillary costs. Much of the unit cost efficiency in the year has come from savings in unit overheads such as uniforms and cleaning products. Whilst we have made good progress in driving out cost from the business, there are still significant opportunities to further improve efficiencies and, with a predominantly flexible cost base, to adapt to varying levels of demand.

£6 million from above unit overhead savings: While growing the revenue by 6%, we have further leveraged our above unit overheads with a £21 million reduction in real terms, more than offsetting the £15 million inflationary impact.

£13 million from acquisitions/disposals: This comprises £7 million of trading profit from the acquisition of Professional Services in the US and the remaining 50% of the shares in GR S.A. in Brazil partly offset by the disposal of some Japanese concessions businesses and £6 million of disposal profit arising from country exits.

Geographic and Sector Diversity

The Group has a very broad spread of business; geographically, where we are present in some 55 countries; across clients, with no one client accounting for more than one percent of revenue; and across the multiple sectors and sub sectors in our portfolio. We have a well balanced exposure to Healthcare, Education and Business & Industry and the diversity of customers we serve considerably spreads our risk profile. For example, within the Business & Industry sector we deliver a broad range of foodservice and support services to the pharmaceutical industry, IT and software industries, communications, entertainment, government, manufacturing and banks and other financial and professional service organisations. We provide a wide range of services to clients, from fine dining through to our value foodservice propositions and from grounds maintenance to reception services. This gives us the flexibility to tailor our offer to client needs.

In Education, our clients are private and public schools, both primary and secondary, and further education facilities. We provide a diverse range of services from retail to full service meals.

In Healthcare, we feed not only patients, but staff and visitors, as well as the fast growing senior living sector, in both public and private institutions. Our services include full service meals, vending, grab and go, retail stores, cleaning, house-keeping and laundry services.

Strategy

We believe that key to creating shareholder value is the delivery of strong cash flow. Our aim is to deliver this through revenue growth and operating efficiency, supported by disciplined use of capital expenditure and working capital. The delivery of strong cash flow provides us with the opportunity to re-invest that cash to grow the business and to reward shareholders. We spent a total of £352 million cash during the year on share buy

backs and £65 million was spent on the current phase of the buy back, which is ongoing. Together with the proposed 11% increase in the final dividend, this illustrates our commitment to reward shareholders.

Our strategy over the last two years has been to develop our foodservice and support services businesses, building scale within countries to drive efficiency and having global reach to serve multinational institutions. Sectorisation has been a fundamental part of our strategy and we have built big businesses in all of the key sectors.

There is significant opportunity to grow revenue. We estimate the global foodservice market, in which we are the global leader, to be around £150 billion. This market is approximately 45% outsourced and we only have a 7% share of the total. The support services market is even bigger and less penetrated. We will continue to build our market presence by growing revenues organically, and where it makes sense we will invest intelligently in either organic growth and/or value-creating infill acquisitions.

We will continue to improve efficiency in our main categories of cost; food, labour and overheads. Whilst good progress has been made, there are many significant opportunities. In the context of a more challenging macro economic environment, the ability to flex the cost base is important. We believe our key costs of food, labour and overheads are largely flexible, which gives us the ability to align our cost base to any variation in the level of demand. In the last two years, the strength of our operational management teams and the MAP framework have been integral to driving the turnaround in performance and in successfully managing the effects of input cost inflation. These will remain a focus as we continue to move through the challenging macro economic environment.

Notes:

(a) Compass Group is the world's largest foodservice company with annual revenue of over £11 billion operating in 55 countries.

(b) MAP is a simple, but clearly defined Group operating framework. MAP focuses on five key value drivers, enabling the businesses to deliver disciplined, profitable growth with the focus more on organic growth and like for like growth.

The five key value drivers are:

MAP 1: Client sales and marketing
MAP 2: Consumer sales and marketing
MAP 3: Cost of food
MAP 4: Unit costs
MAP 5: Above unit overheads

(c) The timetable for payment of the final dividend of 8.0p per share is as follows:

Ex dividend date:	28 January 2009
Record date:	30 January 2009
Payment date:	2 March 2009

(d) The Annual Results Announcement was approved by the Directors on 26 November 2008 and has been derived from the Company's Annual Report and Accounts for the year ended 30 September 2008. The Auditors' Report on these accounts was unqualified and did not contain statements under section 237(2) or 237(3) of the Companies Act 1985.

The 2008 Annual Report and Accounts will be published on 5 January 2009.

A copy of the report will be disseminated via the London Stock Exchange Regulatory News Service (RNS) and will

be published on the Group's website (www.compass-group.com).

A copy will also be lodged with the UK Listing Authority's Document Viewing Facility which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. Telephone: 020 7676 1000.

Printed copies of the report will be mailed to shareholders and other interested parties who have not opted-in to the Company's electronic communication programme.

The Annual Results Announcement does not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985.

(e) Forward looking statements

This Annual Results Announcement contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

(f) A presentation for analysts and investors will take place at 9:30 a.m. (GMT/London) on Wednesday 26 November 2008 at Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ.

The live presentation can also be accessed via both a teleconference and webcast:

- To listen to the live presentation via teleconference, dial +44 (0) 1296 311 600, passcode 715136.
- To view the presentation slides and/or listen to a live webcast of the presentation, go to www.compass-group.com or www.cantos.com.
- Please note that remote listeners will not be able to ask questions during the Q&A session.

A replay recording of the presentation will also be available via teleconference and webcast:

- A teleconference replay of the presentation will be available from 3:00 p.m. (GMT/London) on Wednesday 26 November 2008 for seven days. To hear the replay, dial +44 (0) 207 136 9233, passcode 15919284.
- A webcast replay of the presentation will be available for six months, at www.compass-group.com and www.cantos.com

Enquiries:		
Investors/Analysts	Andrew Martin	+44 (0) 1932 573000
Media	Chris King	+44 (0) 1932 573116

Website: www.compass-group.com

Business Review

Compass Group today announces its full year results for the year ended 30 September 2008.

Financial Summary	**2008**	2007	Inc (Dec

Continuing operations

Revenue		
Constant currency	**£11,440m**	£10,765m
Reported	**£11,440m**	£10,268m
Total operating profit		
Constant currency	**£662m**	£558m
Underlying	**£662m**	£529m
Reported	**£659m**	£529m
Operating margin		
Underlying	**5.8%**	5.1%
Profit before tax		
Underlying	**£589m**	£442m
Reported	**£566m**	£436m
Basic earnings per share		
Underlying	**22.0p**	15.2p
Reported	**20.9p**	15.0p
Free cash flow		
Reported	**£520m**	£357m
Total Group including discontinued operations		
Basic earnings per share	**23.7p**	25.6p
Total dividend per ordinary share	**12.0p**	10.8p

(1) Constant currency restates the prior year results to 2008's average exchange rates.
(2) Total operating profit includes share of profit of associates.
(3) Underlying operating profit excludes the amortisation of intangibles arising on acquisition.
(4) Operating margin is based on revenue and operating profit excluding share of profit of associates.
(5) Underlying profit before tax excludes the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness and the change in fair value of minority interest put options.
(6) Underlying basic earnings per share excludes the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness, the change in fair value of minority interest put options and the tax attributable to these amounts.

The table below summarises the performance of the Group's continuing operations by geographic segment.

	Revenue		Revenue Growth	
	2008 £m	2007 £m	Reported	Constant Currency
Continuing operations				
North America	**4,553**	4,206	8.3%	7.3%
Continental Europe	**3,021**	2,553	18.3%	5.2%
United Kingdom	**1,926**	1,931	(0.3)%	(0.3)%
Rest of the World	**1,940**	1,578	22.9%	12.9%

Total	11,440	10,268	11.4%	6.3%

	Operating Profit		Margin	
	2008	2007	**2008**	2007
	£m	£m	**%**	%
Continuing operations				
North America	**311**	264	**6.8%**	6.3%
Continental Europe	**197**	151	**6.5%**	5.9%
United Kingdom	**108**	107	**5.6%**	5.5%
Rest of the World	**104**	61	**5.4%**	3.9%
Unallocated overheads	**(62)**	(58)	**-**	-
Excluding associates	**658**	525	**5.8%**	5.1%
Associates	**4**	4	**-**	-
Underlying	**662**	529	**5.8%**	**5.1%**
Amortisation of fair value intangibles	**(3)**	-		
Total	**659**	529		

(1) Constant currency restates the prior year results to 2008's average exchange rates.
(2) Operating profit includes share of profit of associates.
(3) Underlying operating profit and margin excludes the amortisation of intangibles arising on acquisition.
(4) Operating margin is based on revenue and operating profit excluding share of profit of associates.
(5) Organic growth is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in re prior year acquisitions), disposals (excluded from both periods) and exchange rate movements (translating the prior year a year exchange rates) and compares the current year results against the prior year.

Revenue

Overall, organic revenue growth was 5.9%, comprising new business of 8.5%, retention of 94% and like for like growth of 3.5%. The significant weakening of Sterling, in particular against the Euro, increased reported revenues by 5.1%, resulting in reported revenue growth of 11.4%.

Operating Profit

Underlying operating profit from continuing operations, including associates but excluding the amortisation of intangibles arising on acquisition, was £662 million (2007: £529 million), an increase of 25% on a reported basis over the prior year. Underlying operating profit increased by £104 million, or 19%, on a constant currency basis. This represents a 70 basis points improvement in margin to 5.8% (2007: 5.1%).

Operating profit after the amortisation of intangibles arising on acquisition of £3 million (2007: £nil) was £659 million (2007: £529 million).

North America - 39.8% Group revenue (2007: 40.9%)

North America has had another strong year with organic revenue growth of 7.1%. We

are continuing to win good quality new business across all sectors, for example Nortel and Exxon in the Business & Industry sector, in the Education sector feeding over 27,000 students in St Louis Public Schools and the workers' camps for the TransCanada Pathfinder Pipeline project in the Remote sector. The slight acceleration in the rate of organic revenue growth has been driven by increased like for like revenue growth. By applying retail thinking to our business, we are getting better at pricing and we are continuing to strengthen our offer. In the Business & Industry sector, our 'Outtakes' grab and go concept has helped deliver 6% organic revenue growth. The integration of the recently acquired Professional Services and Medi-Dyn businesses has helped to drive another good year of growth in both foodservice and support services in the Healthcare sector and in Education, strong enrolments and an increasing take up of school meal and board plans have resulted in very good like for like revenue growth. Levy, our Sports & Leisure business, has continued to grow whilst driving excellent efficiencies in both food and unit costs. In Canada, the Remote Site business performed well and we are making good progress in growing the other sectors.

Operating profit increased by £45 million, or 17%, on a constant currency basis to £311 million (2007: £266 million on a constant currency basis). The margin improvement seen in the first half has continued throughout the second half, with a full year 50 basis points improvement taking the overall margin to 6.8%. We have been very successful in fighting food cost inflation and have delivered good efficiency gains, both in and above units.

Continental Europe - 26.4% Group revenue (2007: 24.9%)

In Continental Europe the organic revenue growth rate has continued to improve to 5.4%, driven by increased levels of new business wins and continued strong like for like revenue growth across the whole geography. Significant contract wins and renewals in the year have included extending our relationship with Continental in Germany, Vestel City, Europe's largest industrial complex, is one of the largest foodservice contracts ever awarded in Turkey, the Petz Aladár Hospital, one of the biggest hospitals in Hungary, and some 120 new schools across Spain.

In France organic revenue growth has moved forward significantly to 4%, reflecting a real turnaround in new business wins. A focus on like for like revenue growth and overhead efficiencies has continued to help advance margins.

Germany continues to lead the Group in operational efficiency. In particular, this year we have seen a reduction in the labour cost of 40 basis points as a percentage of revenues.

The ongoing strength of the offshore business in the Nordic region, together with new business from multi services has driven organic revenue growth of 15%. This has converted to strong margin growth through the successful restructuring of the region.

Whilst margins are still modest, our Italian business has delivered a good improvement in performance this year. Going forward, the focus will be on cost reduction to bring margins more into line with the rest of the Group.

The Spanish business is dominated by Education and Healthcare. We have seen excellent organic revenue growth of 10% overall, reflecting a good balance of net new business and like for like revenue growth.

Overall, operating profit in Continental Europe was £197 million (2007: £172 million on a

constant currency basis), an increase of 15%. We have added a further 60 basis points of margin improvement to the 100 basis points improvement in 2007, delivering an overall margin of 6.5%.

UK - 16.8% Group revenue (2007: 18.8%)

In the UK, operating profit was £108 million (2007: £107 million). As expected, we have achieved a similar level of profitability and margin to last year. Major contract wins and renewals have included the Bank of England, ASDA, our contract to provide foodservice to Royal Mail employees through Quadrant, our joint venture with the Royal Mail Group and Wellingborough Independent School.

There has been an enormous amount of activity during this period. The new executive team is in place, we have either fixed or exited most loss making and low margin contracts, much improved and tightened the sales process, refreshed and re-launched the client and consumer offer, completely re-organised middle management, driven significant cost reduction and improved cash control. The re-structuring we have seen in the business over recent years is beginning to show benefits.

Rest of the World - 17.0% Group revenue (2007: 15.4%)

The Rest of the World has delivered very strong organic revenue growth of 10.6% through excellent new business wins and improved like for like revenue growth throughout the geography. There have been contract wins with Anglo American for the Barro Alto nickel plant construction in Brazil, a food service and support service contract with De Beers in South Africa and Takeda Pharmaceutical and Oracle Corporation in Japan. We have exited 30 countries and are focused on a core 28 where we believe there are good opportunities to grow. By streamlining the business and removing duplication from the organisational structures, we have been able to take out significant overhead and now have the business much more focused on cost efficiency, allowing us to leverage the revenue growth.

Australia continues to make good progress. The energy and extraction industries have provided good opportunities and we are successfully developing our other sectors, for example Healthcare where this year we have seen growth of 19%.

Japan continues to improve. A renewed focus on client and consumer pricing combined with rigorous attention to the cost base is working. Margins improved by 100 basis points in 2008 and are now close to the Group average.

This year we acquired the remaining 50% of our business in Brazil making it one of our top ten countries. The focus continues to be on growth and we have made excellent progress, increasing revenue organically by some 21%.

The Remote Site business is now focused on five countries, where we operate with major blue chip international companies. The business is performing well and we are seeing good revenue growth as our new and existing clients continue to expand their operations.

Finally, the UAE has seen excellent organic revenue growth of around 30%, with all sectors growing strongly.

Overall, operating profit in the Rest of the World has increased by £36 million, or 53%, on a constant currency basis, to £104 million (2007: £68 million on a constant currency

basis), in part through the acquisition of the remaining 50% of the shares of GR S.A. in Brazil and £6 million of disposal profits arising on country exits. The margin has increased by 150 basis points to 5.4% which is now close to the Group average. Excluding the impact of the £6 million disposal profit, the margin would have been 5.1%, an increase of 120 basis points.

Unallocated Overheads

Unallocated overheads for the year were £62 million (2007: £58 million), reflecting tight control over cost while at the same time strengthening certain of the central functions.

Finance Costs

Underlying net finance cost, excluding hedge accounting ineffectiveness and the impact of revaluing minority interest put options, was £73 million (2007: £87 million). We currently expect the underlying net finance cost for 2009 to be around £95 million, reflecting the impact of the weakening of Sterling against each of the US Dollar, Euro and Yen which comprise the bulk of the Group's net borrowings.

Other Gains and Losses

Other gains and losses include a £4 million (2007: £6 million) cost of hedge accounting ineffectiveness (revaluation gains and losses on swaps and hedging instruments) and a £16 million (2007: £nil) cost of revaluing minority interest put options, reflecting the underlying improvement in performance of the related business.

Profit Before Tax

Profit before tax from continuing operations was £566 million (2007: £436 million).

On an underlying basis, excluding the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness and the impact of revaluing minority interest put options, profit before tax from continuing operations increased by 33% to £589 million (2007: £442 million).

Income Tax Expense

Income tax expense from continuing operations was £169 million (2007: £124 million).

On an underlying basis, excluding the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness and the impact of revaluing minority interest put options, the tax charge on continuing operations was £171 million (2007: £126 million), equivalent to an effective tax rate of 29% (2007: 29%). Based on current corporate tax rates applicable to our major countries of operation, we expect a similar rate for 2009.

Discontinued Operations

The profit after tax from discontinued operations was £53 million (2007: £212 million).

Basic Earnings per Share

Basic earnings per share, including discontinued operations, were 23.7 pence (2007: 25.6 pence).

On an underlying basis, excluding discontinued operations, the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness, the impact of revaluing minority interest put options and the tax attributable to these amounts, the basic earnings per share from continuing operations were 22.0 pence (2007: 15.2 pence).

	Attributable Profit		Basic Earni Per Shar	
	2008 £m	2007 £m	**2008 pence**	2007 pence
Reported	**443**	515	**23.7**	25.6
Discontinued operations	**(53)**	(212)	**(2.8)**	(10.6)
Other adjustments	**21**	4	**1.1**	0.2
Underlying	**411**	307	**22.0**	15.2

Dividends

It is proposed that a final dividend of 8.0 pence per share will be paid on 2 March 2009 to shareholders on the register on 30 January 2009. This will result in a total dividend for the year of 12.0 pence per share (2007: 10.8 pence per share), a year on year increase of 11%. The dividend was covered 1.8 times on an underlying earnings basis and 2.5 times on a free cash basis.

Free Cash Flow

Free cash flow from continuing operations totalled £520 million (2007: £357 million). The major factors contributing to the increase were: £133 million increase in underlying operating profit before associates and £46 million lower net interest payments, offset in part by £32 million higher net tax payments.

Gross capital expenditure of £200 million (2007: £195 million), including amounts purchased by finance lease of £8 million (2007: £15 million), is equivalent to 1.7% of revenues (2007: 1.9% of revenues). We currently expect the level of gross capital expenditure for 2009 to be around 2% of revenues. Proceeds from the sale of assets were £26 million and we expect these will be minimal in 2009.

There has been a continued focus on all areas of working capital management, delivering an overall £46 million working capital inflow in the year. We believe that there remains further scope for improvement.

The cash tax rate for the year was 25% (2007: 26%), based on underlying profit before tax for the continuing operations, and we continue to expect the cash tax rate to be in the mid to high 20s range for 2009.

The net interest outflow of £81 million (2007: £127 million) continues to reflect the impact of the 2004 swap monetisation. The cash interest will be around £10 million more than in the Income Statement in 2009, and then the numbers should converge for 2010 onwards.

Acquisition Payments

The acquisition spend in the year totalled £181 million, comprising £74 million of infill acquisitions (including £36 million on Professional Services and £23 million on Medi-Dyn in the USA), £102 million on the buyout of minority interests (including £87 million on the remaining 50% of our Brazilian business and £14 million to take our shareholding in Seiyo Foods, our Japanese business, from 86% to 95%) and £5 million of deferred consideration relating to previous acquisitions.

Disposal Proceeds

Proceeds received in the year, mainly relating to the prior year disposal of businesses, totalled £41 million (2007: £767 million).

Share Buy Back

The Group spent cash of £352 million (2007: £575 million) on buying back shares in the year, of which £65 million relates to the current phase of the buy back, which is ongoing. In addition the Group spent £3 million (2007: £1 million) to satisfy employee share based payments in the year.

Return on Capital Employed

Return on capital employed (ROCE) was 14.9% (2007: 12.5%) based on the continuing business before exceptional items, excluding the Group's minority partner's share of total operating profit, net of tax at 30% and using an average capital employed for the year of £3,073 million (2007: £2,914 million) calculated from the IFRS balance sheet.

Under UK GAAP, goodwill previously written off to reserves, now extinguished under IFRS, and goodwill amortised prior to 30 September 2004, the date at which the net book value of goodwill was frozen under IFRS, was included within average capital employed. Including these adjustments, average capital employed for the year (for the continuing businesses) would have been £6,058 million (2007: £5,899 million) and ROCE for the continuing business would have been 7.9% (2007: 6.5%).

Financial Targets

The Group's three year targets for the continuing business for 2006 to 2008 have been achieved:

- 220 basis point improvement in UK GAAP ROCE, against the 100 basis point target, and
- £1,142 million of free cash flow generated from continuing operations (which included £53 million for Selecta in 2006), against the £850 million target.

Pensions

The Group has continued to review and monitor its pension obligations throughout the year working closely with the Trustees and members of schemes around the Group to ensure proper and prudent assumptions are used and adequate provision and contributions are made.

The Group's total pension deficit at 30 September 2008 was £131 million (2007: £162 million), a significant improvement from the £555 million deficit in 2005. The total pensions charge for defined contribution schemes in the year was £28 million (2007: £36 million) and £19 million (2007: £22 million) for defined benefit schemes. Included in the

defined benefit scheme costs was a £2 million credit to net finance cost (2007: £2 million charge).

Financial Position

The ratio of net debt to market capitalisation of £6,336 million as at 30 September 2008 was 16% (2007: 13%).

Net debt increased to £1,005 million (2007: £764 million) including a negative impact from foreign exchange translation of £121 million and cash spent on share buy backs totalling £352 million.

At 30 September 2008, the Group had cash reserves of £579 million and in October 2008 raised a further £185 million in the private placement market. In addition, the Group has an undrawn bank facility of £689 million committed through to 2012. Taking account of cash required for day to day operations and the repayment of around £325 million of debt maturing in 2009, the Group estimates it currently has headroom of around £900 million.

Looking ahead over the next three years, £225 million of debt is due for repayment in 2010 and £75 million in 2011. With three years of free cash flow and the proceeds of any further refinancing during this period, the Group believes that it is in a very strong financial position.

The EBIT to net interest ratio has increased from 3.2 times in 2006 to 9.1 times in 2008, excluding the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness, the change in fair value of minority interest put options and discontinued operations. EBITDA to net interest has increased from 5.6 times to 11.9 times in the same period, including discontinued operations but excluding the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness and the change in fair value of minority interest put options. The Group remains committed to maintaining strong investment grade credit ratings.

Risks and Uncertainties

The Board takes a proactive approach to risk management with the aim of protecting its employees and customers and safeguarding the interests of the Company and its shareholders.

The principal risks and uncertainties facing the business and the activities the Group undertakes to mitigate these are set-out in the section headed 'Managing Risk' below.

Shareholder Return

The market price of the Group's ordinary shares at the close of the financial year was 344 pence per share (2007: 302 pence).

Going Concern

After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Outlook

We are pleased with the results delivered in the last financial year against a background of weakening economic conditions. We have a clear and focused strategy, an internationally diversified and transparent business model and we are the market leader in an industry that has potential for significant structural growth. We see good opportunities to continue to grow revenue and to further improve operating efficiency. Our cash flow and balance sheet are strong. The strengths of the business that are highlighted in these results support the Board's view that 2009 will be another year of progress for the Company.

Richard Cousins **Chief Executive**	**Sir Roy Gardner** **Chairman**

Managing Risk

The Board takes a proactive approach to risk management with the aim of protecting its employees and customers and safeguarding the interests of the Company and its shareholders. The Group has policies and procedures in place to ensure that risks are properly evaluated and managed at the appropriate level within the business.

The identification of risks and opportunities; the development of action plans to manage the risks and exploit the opportunities; and the continual monitoring of progress against agreed KPIs is an integral part of the business process, and a core activity throughout the Group.

Control is exercised at Group and business level through the Group's Management and Performance framework, monthly monitoring of performance by comparison with budgets and forecasts and through regular Business Reviews with the Group Chief Executive and the Group Finance Director.

This is underpinned by a formal major risk assessment process which is an integral part of the annual business cycle. As part of the process, each of the Group's businesses is required to identify and document major risks and appropriate mitigating activities and controls; and monitor and report to management on the effectiveness of these controls on a biannual basis. Senior managers are also required to sign biannual confirmations of compliance with key procedures and to report any breakdowns in, or exceptions to, these procedures. The results are reviewed by the Executive Committee and the Board.

The Group also has formal procedures in place, with clearly designated levels of authority, for approving acquisitions and other capital investments. This is supported by a post investment review process for selected acquisitions and major items of capital expenditure.

The table below sets out the principal risks and uncertainties facing the business at the date of this report and the systems and processes the Group has in place to manage and mitigate these risks.

Risk	Mitigation

Health, safety and environment	Food safety	Compass feeds millions of consumers around the world e setting the highest standards for food hygiene and safety Group has appropriate policies, processes and training p full compliance with legal obligations.
	Health and safety	Health and safety remains our number one operational pı management meetings throughout the Group feature a H update as one of their first agenda items.
	Environment	Everyday, everywhere, we look to make a positive contril and wellbeing of our customers, the communities we wor live in. Our Corporate Responsibility statement in the Anr our approach in more detail.
Clients and consumers	Client retention	We aim to build long-term relationships with our clients b value. Our business model is structured so that we are n particular sector, geography or group of clients.
	Consolidation of food and support services	We have developed a range of support services to compl foodservice offer. These services are underpinned by the Framework, our standard operating platform for support s us the capability to deliver to the same consistent world-c globally.
	Bidding risk	The Group's operating companies bid selectively for larg contracts each year and a more limited number of conce Tenders are developed in accordance with a thorough pr both the potential risks (including social and ethical risks) subject to approval at an appropriate level of the organis
	Credit risk	There is limited concentration of credit risk with regard to given the diverse and unrelated nature of the Group's clie
	Service delivery and compliance with contract terms and conditions	The Group's operating companies contract with a large n Processes are in place to ensure that the services delive appropriate standard and comply with the appropriate co conditions.
	Changes in consumer preferences	We strive to meet consumer demand for quality, choice a developing innovative and nutritious food offers which su tastes of our consumers.
People	People retention and motivation	The recruitment and retention of skilled employees is a cl industry at large. The Group has established training and programmes, succession planning and performance man which are designed to align rewards with our corporate o and motivate our best people.
Supply Chain	Suppliers	The Group constantly strives to find the right balance bet term supply relationships based on the compatibility of va with the requirements of the Group as well as quality and seeks to avoid over-reliance on any one supplier.
	Traceability	To reduce risk we are focusing on traceability, clear spec requirements to nominated suppliers and the improveme compliance by unit managers.
Economic risk	Economy	The recent turmoil in the world economy has not had a n on current year sales. Our direct exposure to investment between 2-3% of global revenues. Although we start the facing a more challenging economic environment and a s growth, we see good opportunities to continue to grow re improve operating efficiency, supported by our strong fin
	Food cost inflation	As part of our MAP programme we seek to manage food through: cost indexation in our contracts, giving us the co review pricing with our clients; menu management to sub response to any forecast shortages and cost increases; a greater purchasing efficiencies through supplier rationalis
	Labour cost inflation	Our objective is always to deliver the right level of service

		way. As part of our MAP programme we have been deplc processes to optimise labour productivity and exercise be labour costs such as absenteeism, overtime and third pa to improve our management of salary and benefit costs a inflation.
Regulatory, political and competitive environment	Political stability	Compass is a global company operating in countries and economic and political conditions. Our operations and ea adversely affected by political or economic instability. Ho remain aware of these risks and look to mitigate them wh have also taken the strategic decision to withdraw from a (and had completed most of these withdrawals by the da we consider the risks outweigh the rewards.
	Regulation	Changes to laws or regulations could adversely affect ou engage with governmental and non-governmental organi through trade associations to ensure that our views are r
	Competition	Compass operates in a competitive market place. The le and outsource penetration varies by country. Some mark concentrated with two or three key players, others are hi offer significant opportunities for consolidation and penet operated market. Aggressive pricing from our competitor reduction in our revenues and margins. We aim to minimi long term relationships with our clients based on quality a
Acquisitions and investments	Acquisition risk	Potential acquisitions are identified by the operating com appropriate levels of due diligence and approval by Grou acquisition integration and performance is closely manag regular review.
	Investment risk	Capital investments are subject to appropriate levels of s approval by Group management.
	Joint ventures	In some countries we operate through joint ventures. Pro to ensure that joint venture partners bring skills, experien complement and add to those provided from within the G
Information technology and infrastructure		The Group relies on a variety of IT systems in order to m services and communicate with its customers, suppliers a is minimal inter-country dependence on IT systems, and major operating companies have appropriate disaster rec
Fraud and compliance		The Group's zero tolerance based Code of Ethics govern relationship with our stakeholders. All alleged breaches o investigated. The Group's procedures include regular ope underpinned by a continual focus on ensuring the effecti controls.
Litigation		Though we do not operate in a litigious industry, we have processes in all of our main operating companies to repo mitigate against third-party litigation.
Reputation risk		Our brands are amongst the most successful and best es industry. They represent a key element of the Group's ov positioning. In the event that our brand or reputation is da adversely impact the Group's performance. The Group's Code of Ethics is designed to safeguard the Company's a reputation.
Financial risk	Overview	Compass Group's financial risk management strategy is economic objectives and good corporate practice. The m concern the availability of funds to meet our obligations (l movements in exchange rates (foreign currency risk), mo rates (interest rate risk), and counterparty credit risk. Der financial instruments are used to manage interest rate an risks. Further details of our financial risks and the ways ir them are set out below.
	Liquidity Risk	The Group finances its borrowings from a number of sou

		the public markets and the private placement markets. T the Group's principal borrowings at 30 September 2008 s period to maturity is 3.1 years. Following the year end the of £185 million in the private placement market through tl and eight year loan notes. This has further strengthened sheet and extended the average life of the Group's borro years. The Group's undrawn committed bank facilities at were £689 million (2007: £630 million).
	Financial Instruments	The Group continues to manage its foreign currency and in accordance with the policies set out below. The Group' instruments comprise cash, borrowings, receivables and used to finance the Group's operations. The Group also u principally interest rate, currency swaps and forward curr manage interest rate and currency risks arising from the The Group does not trade in financial instruments. The G policies are designed to mitigate the impact of fluctuation exchange rates and to manage the Group's financial risk approves any changes to the policies.
	Foreign Currency Risk	The Group's policy is to match as far as possible its princ flows by currency to actual or effective borrowings in the currency cash flows are generated, they are used to serv the same currency. To implement this policy, forward cur currency swaps are taken out which, when applied to the liabilities, convert these to the required currency. A recon September 2008 actual currency liabilities to the effective set out in note 20 of the consolidated financial statement each currency give rise to foreign exchange differences c into Sterling. Where the borrowings are either less than, investment in overseas operations, these exchange rate treated as movements on reserves and recorded in the s recognised income and expense rather than in the incom Sterling earnings streams are translated at the average r the year. This results in differences in the Sterling value c from year to year. The table in note 36 of the consolidate sets out the exchange rates used to translate the income sheets and cash flows of non-Sterling denominated entiti
	Interest Rate Risk	As detailed above, the Group has effective borrowings in currencies and its policy is to ensure that, in the short-ter exposed to fluctuations in interest rates in its principal cu implements this policy either by borrowing fixed rate debt rate swaps so that at least 80% of its projected net debt i reducing to 60% fixed for the second year and 40% fixed
Pensions risk		The Group's defined benefit pension schemes are closed to nev transfers under public sector contracts in the UK where the Co provide final salary benefits to transferring employees. In addi years substantial one-off contributions have been made to redu the UK schemes. Steps have also been taken to reduce the inve schemes. Further information is set out in note 23 of the cc statements.
Tax risk		As a Group, we seek to plan and manage our tax affairs jurisdictions in which we operate. In doing so, we aim to the relevant laws and disclosure requirements. In an incr international tax environment, a degree of uncertainty is i our tax liabilities. We exercise our judgement, and seek a professional advice, in assessing the amounts of tax to b provision required. The effective rate of tax may be influe factors, including changes in laws and accounting standa the rate.

Consolidated Financial Statements

Directors' responsibilities

The consolidated financial statements set-out on the following pages have been extracted from the Annual Report of Compass Group PLC and are an abridged version of the full financial statements, not all of which are reproduced in this announcement.

The annual report and accounts complies with the Disclosure and Transparency Rules ('DTR') of the United Kingdom's Financial Services Authority in respect of the requirement to produce an annual financial report. The annual report and accounts is the responsibility of, and has been approved by, the directors. We confirm that to the best of our knowledge:

- the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards('IFRS');
- the financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and
- the annual report and accounts includes a review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

On behalf of the Board

Mark J White
General Counsel and Company Secretary
26 November 2008

The directors are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards ('IFRS'). Company law requires the directors to prepare such financial statements in accordance with IFRS, the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that financial statements present fairly for each financial year the Group's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expense set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards.

Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and
- prepare the accounts on a going concern basis unless, having assessed the ability of the Group to continue as a going concern, management either intends to liquidate the entity or to cease trading, or have no realistic alternative but to do so.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a directors' report and directors' remuneration report which comply with the requirements of

the Companies Act 1985. The directors, having prepared the financial statements, have permitted the auditors to take whatever steps and undertake whatever inspections they consider to be appropriate for the purpose of enabling them to give their audit opinion.

The directors are also responsible for the maintenance and integrity of the Compass Group PLC website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Independent auditors' report to the members of Compass Group PLC

The audit report set-out below has been extracted from the Annual Report of Compass Group PLC and expresses the auditor's opinion on the full financial statements, not all of which are reproduced in this announcement.

Introduction

We have audited the Group financial statements of Compass Group PLC for the year ended 30 September 2008 which comprise the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement, the accounting policies and the related notes 1 to 37. These Group financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the parent company financial statements of Compass Group PLC for the year ended 30 September 2008.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited Group financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements

Statement of Directors' Responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view, whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the part of the Directors' Remuneration Report described as having been audited has been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the Group financial statements.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate governance statement reflects the company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 30 September 2008 and of its profit for the year then ended;

the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;

the part of the Directors' Remuneration Report described as having been audited has been properly prepared in accordance with the Companies Act 1985; and

the information given in the Directors' Report is consistent with the Group financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
26 November 2008

Consolidated income statement

for the year ended 30 September 2008

	Notes	2008 £m	2007 £m
Continuing operations			
Revenue	1	**11,440**	10,268
Operating costs	2	**(10,785)**	(9,743)
Operating profit	1	**655**	525
Share of profit of associates	1, 13	**4**	4
Total operating profit	1	**659**	529
Finance income	4	**27**	28
Finance costs	4	**(100)**	(115)
Hedge accounting ineffectiveness	4	**(4)**	(6)
Change in fair value of minority interest put options	4	**(16)**	-
Profit before tax		**566**	436
Income tax expense	5	**(169)**	(124)
Profit for the year from continuing operations	1	**397**	312
Discontinued operations			
Profit for the year from discontinued operations	6	**53**	212

Continuing and discontinued operations			
Profit for the year		450	524
Attributable to			
Equity shareholders of the Company		**443**	515
Minority interest		**7**	9
Profit for the year		**450**	524
Basic earnings per share (pence)			
From continuing operations	8	**20.9p**	15.0p
From discontinued operations	8	**2.8p**	10.6p
From continuing and discontinued operations	8	**23.7p**	25.6p
Diluted earnings per share (pence)			
From continuing operations	8	**20.8p**	15.0p
From discontinued operations	8	**2.8p**	10.4p
From continuing and discontinued operations	8	**23.6p**	25.4p

Analysis of operating profit

for the year ended 30 September 2008

		2008 £m	2007 £m
Continuing operations			
Operating profit before associates and amortisation of intangibles arising on acquisition		**658**	525
Share of profit of associates		**4**	4
Operating profit before amortisation of intangibles arising on acquisition		**662**	529
Amortisation of intangibles arising on acquisition		**(3)**	-
Total operating profit		**659**	529

Consolidated statement of recognised income and expense

for the year ended
30 September 2008

	Notes	Movements in equity Retained earnings £m	Revaluation reserve £m	Translation reserve £m	Minority interest £m	Tot 200 £
Net income/ (expense) recognised in equity						
Currency translation differences		-	-	**64**	**3**	**6**

Actuarial gains/ (losses) on post-retirement employee benefits	23	15	-	-	-	1
Tax on items taken directly to equity	5	(3)	-	8	-	
Recognition of deferred tax asset relating to currency translation differences in prior years	5	-	-	-	-	
Other		-	(1)	-	-	(1
Net income/ (expense) recognised directly in equity		12	(1)	72	3	8
Profit for the financial year						
Profit for the financial year		443	-	-	7	45
Total recognised income and expense for the year	25	455	(1)	72	10	53
Attributable to						
Equity shareholders of the Company		455	(1)	72	-	52
Minority interest		-	-	-	10	1
Total recognised income and expense for the year	25	455	(1)	72	10	53

Consolidated balance sheet

as at 30 September 2008

	Notes	2008 £m	2007 £m
Non-current assets			
Goodwill	10	**3,290**	2,985
Other intangible assets	11	**393**	301
Property, plant and equipment	12	**463**	436
Interests in associates	13	**28**	25
Other investments	14	**17**	12
Trade and other receivables	16	**66**	47
Deferred tax assets*	5	**256**	240
Derivative financial instruments**	20	**19**	13
Non-current assets		**4,532**	4,059
Current assets			
Inventories	17	**213**	179
Trade and other receivables	16	**1,577**	1,343
Tax recoverable*		**19**	10

Cash and cash equivalents**	18	**579**	839
Derivative financial instruments**	20	**1**	2
Current assets		**2,389**	2,373
Total assets		**6,921**	6,432
Current liabilities			
Short-term borrowings**	19	**(382)**	(151)
Derivative financial instruments**	20	**(4)**	-
Provisions	22	**(113)**	(86)
Current tax liabilities*		**(234)**	(171)
Trade and other payables	21	**(2,235)**	(1,833)
Current liabilities		**(2,968)**	(2,241)
Non-current liabilities			
Long-term borrowings**	19	**(1,212)**	(1,452)
Derivative financial instruments**	20	**(6)**	(15)
Post-employment benefit obligations	23	**(131)**	(162)
Provisions	22	**(341)**	(351)
Deferred tax liabilities*	5	**(24)**	(5)
Trade and other payables	21	**(33)**	(36)
Non-current liabilities		**(1,747)**	(2,021)
Total liabilities		**(4,715)**	(4,262)
Net assets		**2,206**	2,170
Equity			
Share capital	24, 25	**184**	193
Share premium account	25	**178**	122
Capital redemption reserve	25	**44**	33
Less: Own shares	25	**(4)**	(1)
Other reserves	25	**4,401**	4,312
Retained earnings	25	**(2,616)**	(2,511)
Total equity shareholders' funds		**2,187**	2,148
Minority interests	25	**19**	22
Total equity		**2,206**	2,170

* Component of current and deferred taxes ** Component of net debt

Approved by the Board of directors on 26 November 2008 and signed on their behalf by

Richard J Cousins, Director
Andrew D Martin, Director

Consolidated cash flow statement

for the year ended 30 September 2008

	2008	2007

	Notes	£m	£m
Cash flow from operating activities			
Cash generated from operations (1)	28	**915**	756
Interest paid		**(104)**	(152)
Interest element of finance lease rentals		**(2)**	(3)
Tax received		**16**	4
Tax paid		**(165)**	(121)
Net cash from/(used in) operating activities of continuing operations		**660**	484
Net cash from/(used in) operating activities of discontinued operations	29	**2**	(18)
Net cash from/(used in) operating activities		**662**	466
Cash flow from investing activities			
Purchase of subsidiary companies and investments in associates (2)	27	**(181)**	(31)
Proceeds from sale of subsidiary companies and associates - discontinued activities(2)	6	**(17)**	782
Proceeds from sale of subsidiary companies and associates - other activities(2)		**12**	32
Proceeds from sale of other investments		**1**	4
Tax on profits from sale of subsidiary companies and associates		**45**	(51)
Contribution of disposal proceeds to pension plans		**-**	(45)
Purchase of intangible assets and investments(1)		**(73)**	(74)
Purchase of property, plant and equipment(1)		**(119)**	(106)
Proceeds from sale of property, plant and equipment / intangibles		**26**	22
Dividends received from associated undertakings		**5**	6
Interest received		**25**	28
Net cash from/(used in) investing activities by continuing operations		**(276)**	567
Net cash from/(used in) investing activities by discontinued operations	29	**-**	(30)
Net cash from/(used in) investing activities		**(276)**	537
Cash flow from financing activities			
Proceeds from issue of ordinary share capital	25	**58**	27
Purchase of own shares(3)		**(355)**	(576)
Net increase/(decrease) in borrowings - excluding new leases / repayments	30	**(141)**	(239)
Repayment of obligations under finance leases	30	**(11)**	(15)
Equity dividends paid	9, 25	**(209)**	(208)
Dividends paid to minority interests	25	**(4)**	(3)
Net cash from/(used in) financing activities by continuing operations		**(662)**	(1,014)
Net cash from/(used in) financing activities by discontinued operations	29	**-**	-
Net cash from/(used in) financing activities		**(662)**	(1,014)
Cash and cash equivalents			
Net increase/(decrease) in cash and cash equivalents	30	**(276)**	(11)
Cash and cash equivalents at beginning of the year	30	**839**	848

Currency translation gains/(losses) on cash and cash equivalents	30	16	2
Cash and cash equivalents at end of the year	30	**579**	839

(1) Certain contract-related assets previously included in property, plant and equipment, and other receivables have been reclassified as intangible assets. The 2007 cash flow has been restated accordingly. There is no impact on the income statement.

(2) Net of cash acquired or disposed and payments received or made under warranties and indemnities.
(3) Share buy-back and increase/(decrease) in own shares held to satisfy employee share-based payments.

Reconciliation of free cash flow from continuing operations

for the year ended 30 September 2008

	2008 £m	2007 £m
Net cash from operating activities of continuing operations	**660**	484
Purchase of intangible assets and investments	**(73)**	(74)
Purchase of property, plant and equipment	**(119)**	(106)
Proceeds from sale of property, plant and equipment / intangibles	**26**	22
Dividends received from associated undertakings	**5**	6
Interest received	**25**	28
Dividends paid to minority interests	**(4)**	(3)
Free cash flow from continuing operations	**520**	357

Notes to the consolidated financial statements

for the year ended 30 September 2008

1 Segmental reporting

	Geographical segments				
Revenues	North America £m	Continental Europe £m	United Kingdom £m	Rest of the World £m	Intra-Group £m
Year ended 30 September 2008					
Total revenue	**4,553**	**3,021**	**1,926**	**1,947**	-
Less: Inter-segment revenue [(2)]	-	-	-	-	-
External revenue	**4,553**	**3,021**	**1,926**	**1,947**	-
Less: Discontinued operations	-	-	-	**(7)**	-
External revenue - continuing	**4,553**	**3,021**	**1,926**	**1,940**	-
Year ended 30 September 2007					
Total revenue	4,162	2,842	1,986	1,654	(18)
Less: Inter-segment revenue [(2)]	-	(7)	(7)	(4)	18
External revenue	4,162	2,835	1,979	1,650	-
Transfers [(1)]	44	-	-	(44)	-

Less: Discontinued operations	-	(282)	(48)	(28)	-
External revenue - continuing	4,206	2,553	1,931	1,578	-

(1) Mexico was transferred from the Rest of the World to the North America segment during the current reporting period to reflect a similar change in the managemer 2007

segmental results have been restated on a consistent basis.
(2) In the prior year inter-segment revenue largely arose as the result of trading between Selecta and other discontinued companies and the rest of the Group. There trading in

the current year.

	Business segments	
	Contracts	Vending
Revenues	£m	£m
Year ended 30 September 2008		
External revenue	**10,999**	**448**
Less: Discontinued operations	**(7)**	**-**
External revenue - continuing	**10,992**	**448**
Year ended 30 September 2007		
External revenue	9,843	783
Less: Discontinued operations	(33)	(325)
External revenue - continuing	9,810	458

	Geographical segments				
	North America	Continental Europe	United Kingdom	Rest of the World	Central activities
Result	£m	£m	£m	£m	£m
Year ended 30 September 2008					
Total operating profit before associates and amortisation of intangibles arising on acquisition	**311**	**197**	**108**	**103**	**(62)**
Less: Discontinued operations	**-**	**-**	**-**	**1**	**-**
Operating profit before associates and amortisation of intangibles arising on acquisition - continuing	**311**	**197**	**108**	**104**	**(62)**
Less: Amortisation of intangibles arising on acquisition	**-**	**-**	**-**	**(3)**	**-**
Operating profit before associates - continuing	**311**	**197**	**108**	**101**	**(62)**
Add: Share of profit of associates	**2**	**-**	**2**	**-**	**-**
Operating profit - continuing	**313**	**197**	**110**	**101**	**(62)**
Finance income					
Finance costs					
Hedge accounting ineffectiveness					
Change in fair value of minority interest put options					

Profit before tax					
Income tax expense					
Profit for the year from continuing operations					
Year ended 30 September 2007					
Total operating profit before associates and amortisation of intangibles arising on acquisition	261	181	107	57	(58)
Transfers [(1)]	3	-	-	(3)	-
Less: Discontinued operations	-	(30)	-	7	-
Operating profit before associates and amortisation of intangibles arising on acquisition - continuing	264	151	107	61	(58)
Less: Amortisation of intangibles arising on acquisition	-	-	-	-	-
Operating profit before associates - continuing	264	151	107	61	(58)
Add: Share of profit of associates	1	-	3	-	-
Operating profit - continuing	265	151	110	61	(58)
Finance income					
Finance costs					
Hedge accounting ineffectiveness					
Change in fair value of minority interest put options					
Profit before tax					
Income tax expense					
Profit for the year from continuing operations					

(1) Mexico was transferred from the Rest of the World to the North America segment during the current reporting period to reflect a similar change in the managemer 2007

segmental results have been restated on a consistent basis.

2 Operating costs

Operating costs	
Cost of food and materials:	
Cost of inventories consumed	3,
Labour costs:	
Employee remuneration (note 3)	5,

Overheads:

Depreciation - owned property, plant and equipment [(1)]	
Depreciation - leased property, plant and equipment	
Amortisation - owned intangible assets [(1)]	
Property lease rentals	
Other occupancy rentals - minimum guaranteed rent	
Other occupancy rentals - rent in excess of minimum guaranteed rent	
Other asset rentals	
Audit and non-audit services	
Other expenses [(1)]	1,
Operating costs before amortisation of intangibles arising on acquisition	10.
Amortisation - intangible assets arising on acquisition	
Total continuing operations	10.

(1) Certain contract-related assets previously included in property, plant and equipment and other receivables have been reclassified as intangible assets. The associated d

other expenses reported in 2007 have been restated accordingly. There is no impact on the income statement.

(2) Impairment of goodwill and inventories and net foreign exchange gains/losses recorded in income statement £nil (2007: £nil).

3 Employees

Average number of employees, including directors and part-time employees	2008 Number	2007 Number
North America	**136,853**	126,691
Continental Europe	**78,570**	66,990
United Kingdom	**64,146**	66,105
Rest of the World	**108,591**	101,541
Total continuing operations	**388,160**	361,327
Discontinued operations	**21**	4,303
Total continuing and discontinued	**388,181**	365,630

Aggregate remuneration of all employees including directors	2008 £m	2007 £m
Wages and salaries	**4,297**	3,804
Social security costs	**723**	638
Share-based payments	**14**	24
Pension costs - defined contribution plans	**28**	34
Pension costs - defined benefit plans	**21**	18
Total continuing operations	**5,083**	4,518
Discontinued operations	**1**	102

Total continuing and discontinued	5,084	4,620

In addition to the pension cost shown in operating costs above, there is a pensions-related net credit to finance income of £2 million (2007: charge of £2 million).

4 Financing and other gains/losses

Finance income and costs are recognised in the income statement in the period in which they are earned or incurred.

Finance income and costs	2008 £m
Finance income	
Bank interest	25
Expected return on pension scheme assets net of amount charged to scheme liabilities (note 23)	2
Total finance income	27
Finance costs	
Bank loans and overdrafts	14
Other loans	84
Finance lease interest	2
Interest on bank loans, overdrafts, other loans and finance leases	100
Unwinding of discount on put options held by minority shareholders	-
Amount charged to pension scheme liabilities net of expected return on scheme assets (note 23)	-
Total finance costs	100
Finance costs by defined IAS 39[1] category	
Fair value through profit or loss (unhedged derivatives)	4
Derivatives in a fair value hedge relationship	7
Derivatives in a net investment hedge relationship	(10)
Other financial liabilities	99
Interest on bank loans, overdrafts, other loans and finance leases	100
Fair value through profit or loss (put options held by minority interests)	-
Outside of the scope of IAS 39 (pension scheme charge)	-
Total finance costs	100

(1) IAS 39 'Financial Instruments: Recognition and Measurement'.

The Group uses derivative financial instruments such as foreign currency contracts and interest rate swaps to hed(associated with changes in foreign exchange rates and interest rates. As explained in section Q of the Group's acc which are set out in the Annual Report, such derivative financial instruments are initially measured at fair value on t and are remeasured to fair value at subsequent reporting dates. For derivative financial instruments that do not qu: accounting, any gains or losses arising from changes in fair value are taken directly to the income statement in the

The Group has a small number of outstanding put options which enable minority shareholders to require the Grour minority interest shareholding at an agreed multiple of earnings. These options are treated as derivatives over equi are recorded in the balance sheet at fair value which is re-evaluated at each period end. Fair value is based on the expected cash outflows. The movement in fair value is recognised as income or expense within the income statem

Other (gains)/losses	2008 £m

Hedge accounting ineffectiveness

Unrealised net (gains)/losses on unhedged derivative financial instruments [1]	4
Unrealised net (gains)/losses on derivative financial instruments in a designated fair value hedge [2]	(11)
Unrealised net (gains)/losses on the hedged item in a designated fair value hedge	11
Unhedged translation losses on foreign currency borrowings	-
Total hedge accounting ineffectiveness (gains)/losses	4

Minority interest put options

Change in fair value of minority interest put options (credit)/charge	16

(1) Categorised as 'fair value through profit or loss' (IAS 39).

(2) Categorised as derivatives that are designated and effective as hedging instruments carried at fair value (IAS 39).

5 Tax

Recognised in the income statement:

	2
Income tax expense on continuing operations	
Current tax	
Current year	1
Adjustment in respect of prior years	
Current tax expense/(credit)	1
Deferred tax	
Current year	
Impact of changes in statutory tax rates	
Adjustment in respect of prior years	
Deferred tax expense/(credit)	
Total income tax	
Income tax expense/(credit) on continuing operations	1

The income tax expense for the year is based on the effective United Kingdom statutory rate of corporation tax for (2007: 30%). This effective rate results from the reduction in the UK corporation tax rate from 30% to 28% with effe 2008. The impact of changes in statutory tax rates in the year ended 30 September 2007 relate principally to this re corporation tax rate, as a deferred tax charge arose from the reduction in the balance sheet carrying value of defer reflect the anticipated rate of tax at which those assets were expected to reverse. Overseas tax is calculated at the the respective jurisdictions.

	2
Reconciliation of the income tax expense on continuing operations	
Profit before tax from continuing operations before exceptional items	5
Notional income tax expense at the UK statutory rate of 29% (2007: 30%) on profit before tax	1

Effect of different tax rates of subsidiaries operating in other jurisdictions	
Impact of changes in statutory tax rates	
Permanent differences	
Impact of share-based payments	
Tax on profit of associates	
Losses and other temporary differences not previously recognised	(
Unrelieved current year tax losses	
Prior year items	
Other	
Income tax expense on continuing operations	1

Tax credited/(charged) to equity	
Deferred tax credit/(charge) on actuarial gains/losses on post-employment benefits	
Other current and deferred tax credits	
Total tax credit/(charge) on actuarial gains/losses and other items recognised in equity	
Current tax credit on foreign exchange movements recognised in equity	
Tax credit/(charge) on items recognised in equity	
Recognition of deferred tax asset relating to currency translation differences in prior years	
Tax credit/(charge) to equity	

Movement in net deferred tax asset/(liability)	Tax depreciation £m	Intangibles £m	Pensions and post-employment benefits £m	Tax losses £m	Self-funded insurance provisions £m
At 1 October 2006	(21)	(2)	154	10	23
Credit/(charge) to income	36	(12)	(45)	1	9
Credit/(charge) to equity	-	(7)	(8)	-	-
Transfer from/(to) current tax	(11)	-	-	-	-
Business acquisitions	-	-	-	-	-
Business disposals	11	-	(2)	-	-
Other movements	-	(1)	1	(2)	-
Exchange adjustment	2	-	(4)	-	(2)
At 30 September 2007	17	(22)	96	9	30
At 1 October 2007	**17**	**(22)**	**96**	**9**	**30**
Credit/(charge) to income	**28**	**(19)**	**(25)**	**(4)**	**7**
Credit/(charge) to equity	-	**(7)**	**(5)**	-	-
Transfer from/(to) current tax	-	-	-	-	-
Business acquisitions	-	**(17)**	-	-	-
Business disposals	-	**9**	-	-	-
Other movements	-	**(1)**	**1**	-	-

Exchange adjustment	(2)	(7)	7	2	5
At 30 September 2008	43	(64)	74	7	42

Net short-term temporary differences relate principally to provisions and other liabilities of overseas subsidiaries.

After netting off balances within countries, the following are the deferred tax assets and liabilities recognised in the consolidated balance sheet:

Net deferred tax balance	2
Deferred tax assets	2
Deferred tax liabilities	(2
Net deferred tax asset/(liability)	2

Unrecognised deferred tax assets in respect of tax losses and other temporary differences amount to £56 million (2 the total, tax losses of £7 million will expire at various dates between 2009 and 2017. These deferred tax assets ha recognised as the timing of recovery is uncertain. No deferred tax liability is recognised on temporary differences o (2007: £2,726 million) relating to the unremitted earnings of overseas operations as the Group is able to control the reversal of these temporary differences and it is probable that they will not reverse in the foreseeable future.

6 Discontinued operations

Year ended 30 September 2008

The profit for the year from discontinued operations of £53 million is comprised of the profit arising on the sale of tw formerly occupied by Selecta, the European vending business, which was disposed of in July 2007 of £nil; an adjus tax liabilities forming part of the net assets of businesses disposed of in prior years of £9 million; the release of sur £38 million and accruals relating to prior year disposals of £11 million; and a loss after tax from trading activities of

Year ended 30 September 2007

The Group disposed of its European vending business, Selecta, on 2 July 2007 for a net profit after tax of £129 mil

The Group also completed the sale and closure of a number of other small businesses as part of the exit from othe operations, and established additional provisions totalling £45 million in respect of prior year disposals in these are net loss after tax of £11 million before the release of net tax provisions of £79 million. These provisions were releas settlement of a number of long-standing issues connected with prior year discontinued activities. The total net profi on the disposal of these operations was £68 million.

Overall an exceptional net credit of £197 million was recognised in the period.

The disposal process was complete by the end of the year and no assets or liabilities were classified as being held September 2007.

Net assets disposed and disposal proceeds	2008 £m	Selecta £m	Oth
Goodwill	-	411	
Other intangible assets	-	-	
Property, plant and equipment	2	144	

Investments	-	-
Inventories	-	37
Trade and other receivables	-	58
Cash and cash equivalents	-	53
Gross assets disposed of	**2**	703
Trade and other payables	-	(100)
Post-employment benefit obligations	-	-
Tax	**(9)**	(15)
Minority interest	-	-
Other liabilities	-	(3)
Gross liabilities disposed of	**(9)**	(118)
Net assets/(liabilities) disposed of	**(7)**	585
Increase/(decrease) in retained liabilities (2) (3)	**(68)**	63
Cumulative exchange translation loss recycled on disposals (4)	-	-
Profit/(loss) on disposal before tax	**58**	130
Consideration, net of costs	**(17)**	778
Consideration deferred to future periods	-	-
Cash disposed of	-	(53)
Cash inflow/(outflow) from current year disposals	**(17)**	725
Deferred consideration and other payments relating to previous disposals	-	-
Cash inflow/(outflow) from disposals	**(17)**	725

(1) Comprises travel concessions and various other non-core businesses and adjustments to prior year disposals.
(2) Additional provisions were established in respect of the prior year disposal of the travel concessions catering businesses and in respect of the Middle East military cateri in
the prior year in the year ended 30 September 2007. Total £45 million.
(3) Including the release of surplus provisions of £38 million; the release of surplus accruals of £11 million; the utilisation of provisions in respect of purchase price adjustme other
indemnities of £25 million and the collection of other amounts totalling £6 million in the year ended 30 September 2008.
(4) The Group manages foreign currency exposures in accordance with the policies set-out in note 20, matching its principal projected cash flows by currency to actual or ef same
currency. As a result the cumulative exchange translation loss recycled on disposals is £nil (2007: £nil).

Financial performance of discontinued operations	2008 (1) £m	Selecta £m	Other (2) £m
Trading activities of discontinued operations			
External revenue	**7**	325	33
Inter-segment revenues	-	14	1
Total revenue	**7**	339	34
Operating costs	**(8)**	(307)	(43)
Trading activities of discontinued operations before exceptional costs	**(1)**	32	(9)
Exceptional operating costs (note 7)	-	-	-
Profit before tax	**(1)**	32	(9)

Income tax (expense)/credit (see below)	-	(8)	-
Profit after tax	(1)	24	(9)
Exceptional items: Disposal of net assets and other adjustments relating to discontinued operations			
Profit on disposal of net assets of discontinued operations	9	130	18
Increase in provisions related to discontinued operations (3)	-	-	(45)
Release of surplus provisions and accruals related to discontinued operations (4)	49	-	-
Cumulative translation exchange loss recycled on disposals (5)	-	-	-
Profit on disposal before tax	58	130	(27)
Income tax (expense)/credit	(4)	(1)	95
Total profit after tax	54	129	68
Profit for the year from discontinued operations			
Profit/(loss) for the year from discontinued operations	53	153	59

Income tax from discontinued operations	2008 (1) £m	Selecta £m	Other (2) £m
Income tax on trading activities of discontinued operations			
Current tax	-	(7)	-
Deferred tax	-	(1)	-
Income tax (expense)/credit on discontinued operations	-	(8)	-
Exceptional items: Income tax on disposal of net assets and other adjustments relating to discontinued operations			
Current tax	-	(1)	18
Deferred tax	(4)	-	(2)
Exceptional tax credit (note 7)	-	-	79
Income tax (expense)/credit on disposal of net assets of discontinued operations	(4)	(1)	95
Total tax income from discontinued operations			
Total income tax (expense)/credit from discontinued operations	(4)	(9)	95

(1) The trading activity in the year ended 30 September 2008 relates to the final run-off of activity in businesses earmarked for closure.
(2) Comprises travel concessions and various other non-core businesses and adjustments to prior year disposals.
(3) Additional provisions were established in respect of the prior year disposal of the travel concessions catering businesses and in respect of the Middle East military cateri in

the prior year in the year ended 30 September 2007. Total £45 million.

(4) Including the release of surplus provisions of £38 million and the release of surplus accruals of £11 million.
(5) The Group manages foreign currency exposures in accordance with the policies set-out in note 20, matching its principal projected cash flows by currency to actual or ef same
currency. As a result the cumulative exchange translation loss recycled on disposals is £nil (2007: £nil).

7 Exceptional items

Exceptional items are disclosed and described separately in the financial statements where it is necessary to do so to clearly explain the financial performance of the Group. Items reported as exceptional are material items of income or expense that have been shown separately due to the significance of their nature or amount.

All of the exceptional items occurring in both the current and the prior year relate to discontinued

operations and are described in more detail in note 6.

Exceptional items	2008 £m	2007 £m
Continuing operations		
Continuing operations	-	-
Discontinued operations		
Profit on disposal of net assets and other adjustments relating to discontinued operations net of tax (note 6)	54	197
Discontinued operations	54	197
Continuing and discontinued operations		
Total	54	197

8 Earnings per share

The calculation of earnings per share is based on earnings after tax and the weighted average number of shares ir year. The adjusted earnings per share figures have been calculated based on earnings excluding the effect of disc operations, the amortisation of intangible assets arising on acquisition, hedge accounting ineffectiveness, and the c value of minority interest put options and the tax attributable to these amounts. These items are excluded in order t underlying trading performance of the Group.

Attributable profit	2008 Attributable profit £m
Profit for the year attributable to equity shareholders of the Company	443
Less: Profit for the year from discontinued operations	(53)
Attributable profit for the year from continuing operations	390
Add back: Amortisation of intangible assets arising on acquisition (net of tax)	2
Add back: Loss/(profit) from hedge accounting ineffectiveness (net of tax)	3
Add back: Change in fair value of minority interest put options (net of tax)	16
Underlying attributable profit for the year from continuing operations	411

Average number of shares (millions of ordinary shares of 10p each)	2008 Ordinary shares of 10p each millions
Average number of shares for basic earnings per share	1,868
Dilutive share options	13
Average number of shares for diluted earnings per share	1,881

	2008 Earnings per share pence

Basic earnings per share (pence)	
From continuing and discontinued operations	23.7
From discontinued operations	(2.8)
From continuing operations	20.9
Amortisation of intangible assets arising on acquisition (net of tax)	0.1
Hedge accounting ineffectiveness (net of tax)	0.2
Change in fair value of minority interest put options (net of tax)	0.8
From underlying continuing operations	22.0

Diluted earnings per share (pence)	
From continuing and discontinued operations	23.6
From discontinued operations	(2.8)
From continuing operations	20.8
Amortisation of intangible assets arising on acquisition (net of tax)	0.1
Hedge accounting ineffectiveness (net of tax)	0.2
Change in fair value of minority interest put options (net of tax)	0.8
From underlying continuing operations	21.9

9 Dividends

A final dividend in respect of 2008 of 8.0 pence per share, £147 million in aggregate[1], has been proposed giving a respect of 2008 of 12.0 pence per share (2007: 10.8 pence per share). The proposed final dividend is subject to ap shareholders at the Annual General Meeting on 5 February 2009 and has not been included as a liability in these fi statements.

	2008		
Dividends on ordinary shares of 10p each	Dividends per share pence	£m	Divi per
Amounts recognised as distributions to equity shareholders during the year:			
Final dividend for the prior year	7.2p	135	
Interim dividend for the current year	4.0p	74	
Total dividends	11.2p	209	1

(1) Based on the number of shares in issue at 30 September 2008.

10 Goodwill

During the year the Group acquired the remaining 50% interest in GR SA, its 50% owned Brazilian joint venture; Propoco Inc ('Professional services') a leading regional provider of facilities management services to the US healthcare market; and Medi-Dyn Inc, a US based healthcare company. It also made seven other small infill acquisitions in various countries around the world and bought out minority interests in Japan and Italy (see note 27). This is reflected in the £155 million addition to goodwill shown below.

Goodwill	£m
Cost	
At 1 October 2006	3,558
Additions	12
Reclassified	-
Business disposals -	

discontinued activities	(413)
Business disposals - other activities	-
Currency adjustment	(65)
At 30 September 2007	3,092
At 1 October 2007	**3,092**
Additions [(1)]	**155**
Reclassified	**(2)**
Business disposals - discontinued activities	**-**
Business disposals - other activities	**(2)**
Currency adjustment	**154**
At 30 September 2008	**3,397**
Impairment	
At 1 October 2006	107
Impairment charge recognised in the year	-
At 30 September 2007	107
At 1 October 2007	**107**
Impairment charge recognised in the year	**-**
At 30 September 2008	**107**
Net book value	
At 30 September 2007	2,985
At 30 September 2008	**3,290**

(1) Comprised of £22 million of existing goodwill recognised on the acquisition of remaining 50% interest in GR SA and £133 million of additional goodwill arising on the acquisition of GR SA and various other businesses (note 27).

Goodwill acquired in a business combination is allocated at acquisition to the cash-generating units ('CGUs') that a benefit from that business combination. A summary of goodwill allocation by business segment is shown below.

Goodwill by business segment	:
USA	?
Rest of North America	
Total North America	**1,0**
Continental Europe	**1**
United Kingdom	**1,7**
Rest of the World	**3**
Total	**3,2**

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be recoverable amount of a CGU has been determined from value in use calculations. The key assumptions for these long-term growth rates and pre-tax discount rates and use cash flow forecasts derived from the most recent financi forecasts approved by management covering a five-year period. Cash flows beyond the five-year period are extrap

estimated growth rates based on local expected economic conditions and do not exceed the long-term average grc
country. The pre-tax discount rates are based on the Group's weighted average cost of capital adjusted for specific
country in which the CGU operates.

Growth and discount rates	2008 Residual growth rates	2008 Pre-tax discount rates	Resi growth r
USA	**4.6%**	**11.8%**	2.
Rest of North America	**2.4%**	**9.6%**	2.
Continental Europe	**2.4 - 4.5%**	**8.5 - 12.6%**	0.6 - 2.
United Kingdom	**3.8%**	**10.3%**	2.
Rest of the World	**1.7 - 11.5%**	**9.4 - 20.6%**	(0.3) - 9.

11 Other intangible assets

Other intangible assets	Computer software £m	Contract and other ir Arising on acquisition £m
Cost		
At 1 October 2006	167	-
Additions	6	-
Disposals	(22)	-
Business acquisitions	-	-
Business disposals - discontinued activities	(1)	-
Business disposals - other activities	-	-
Reclassified	2	-
Currency adjustment	(2)	-
At 30 September 2007	150	-
At 1 October 2007	**150**	-
Additions	**15**	-
Disposals	**(25)**	-
Business acquisitions [(3)]	**3**	**65**
Business disposals - discontinued activities	-	-
Business disposals - other activities	-	-
Reclassified	**3**	-
Currency adjustment	**14**	-
At 30 September 2008	**160**	**65**
Amortisation		
At 1 October 2006	75	-
Charge for the year	18	-
Disposals	(21)	-
Business acquisitions	-	-
Business disposals - discontinued activities	(1)	-
Business disposals - other activities	-	-

Reclassified	-	-
Currency adjustment	-	-
At 30 September 2007	71	-
At 1 October 2007	**71**	-
Charge for the year	**24**	**3**
Disposals	**(25)**	-
Business acquisitions (3)	**1**	-
Business disposals - discontinued activities	-	-
Business disposals - other activities	-	-
Reclassified	**2**	-
Currency adjustment	**7**	-
At 30 September 2008	**80**	**3**
Net book value		
At 30 September 2007	79	-
At 30 September 2008	**80**	**62**

(1) Certain contract-related assets previously included in property, plant and equipment, and other receivables have been reclassified as intangible assets. The 2007 balance accordingly. There is no impact on the income statement.
(2) Contract-related intangible assets result from payments made by the Group in respect of client contracts and generally arise where it is economically more efficient for a c in
the performance of the contract and the Group fund these purchases.

(3) The acquisition of additional shares in a proportionately consolidated entity results in a corresponding adjustment to both cost and accumulated amortisation.

12 Property, plant and equipment

Property, plant and equipment	Land and buildings £m	Plant and machinery £m	Fixtures an fitting £r
Cost			
At 1 October 2006	293	829	49
Additions	18	94	4
Disposals	(46)	(105)	(63
Business acquisitions	-	-	
Business disposals - discontinued activities	(16)	(318)	(58
Business disposals - other activities	-	-	
Reclassified	(32)	41	(20
Currency adjustment	(7)	(10)	
At 30 September 2007	210	531	40
At 1 October 2007	**210**	**531**	**40**
Additions (3)	**17**	**69**	**4**
Disposals	**(19)**	**(57)**	**(47**
Business acquisitions (2)	-	**9**	
Business disposals - discontinued activities	**(2)**	-	
Business disposals - other activities	-	**(1)**	**(2**
Reclassified	**2**	**(1)**	
Currency adjustment	**27**	**64**	**3**
At 30 September 2008	**235**	**614**	**43**

Depreciation			
At 1 October 2006	112	603	28
Charge for the year	14	82	4
Disposals	(27)	(97)	(52
Business acquisitions	-	-	
Business disposals - discontinued activities	(7)	(197)	(42
Business disposals - other activities	-	-	
Reclassified	4	(13)	:
Currency adjustment	1	(12)	:
At 30 September 2007	97	366	24:
At 1 October 2007	**97**	**366**	**24:**
Charge for the year	**17**	**66**	**4:**
Disposals	**(10)**	**(47)**	**(42**
Business acquisitions (2)	**-**	**3**	**:**
Business disposals - discontinued activities	**-**	**-**	
Business disposals - other activities	**-**	**(1)**	**(1**
Reclassified	**13**	**(28)**	**1**
Currency adjustment	**13**	**46**	**2:**
At 30 September 2008	**130**	**405**	**28**
Net book value			
At 30 September 2007	113	165	15
At 30 September 2008	**105**	**209**	**14**

The net book amount of the Group's property, plant and equipment includes assets held under finance leases as fc

Property, plant and equipment held under finance leases	Land and buildings £m	Plant and machinery £m	Fixtures an fitting £
At 30 September 2007	2	41	:
At 30 September 2008	**2**	**32**	:

(1) Certain contract-related assets previously included in plant and machinery and fixtures and fittings have been reclassified as intangible assets. The 2007 balance sheet I accordingly.
There is no impact on the income statement.

(2) The acquisition of additional shares in a proportionately consolidated entity results in a corresponding adjustment to both cost and accumulated depreciation.

(3) Includes leased assets of £8 million (2007: £15 million).

13 Interests in associates

During the year the Group increased its investment in Twickenham Experience Ltd by £4 million as the result of a rights issue.

In 2007 the Group sold half of its 25% interest in its former associate Au Bon Pain leaving it with a 12.5% shareholding at the end of 2007. Since the end of 2007, this shareholding has been accounted for as an investment (note 14).

Principal associates	Country of incorporation	2008 % ownership	2007 % ownership
Twickenham Experience Ltd	England & Wales	**40%**	40%

Oval Events Limited	England & Wales	**25%**	25%
Thompson Hospitality Services LLC	USA	**49%**	49%

Interests in associates	2008 £m	2007 £m
Net book value		
At 1 October	**25**	39
Additions	**4**	-
Business disposals - discontinued activities	**-**	-
Business disposals - other activities	**-**	(7)
Share of profits less losses (net of tax)	**4**	4
Dividends received	**(5)**	(6)
Reclassified to investments (note 14)	**(1)**	(6)
Currency and other adjustments	**1**	1
At 30 September	**28**	25

The Group's share of revenues and profits (including those from Au Bon Pain up to the date the Group reduced its shareholding to 12.5% in 2007) is included below:

Associates	2008 £m	2007 £m
Share of revenue and profits		
Revenue	**25**	37
Expenses / taxation [(1)]	**(21)**	(33)
Profit after tax for the year	**4**	4
Share of net assets		
Goodwill	**26**	19
Other	**2**	6
Net assets	**28**	25
Share of contingent liabilities		
Contingent liabilities	**-**	-

(1) Expenses include the relevant portion of income tax recorded by associates.

14 Other investments

During the year, the Group redeemed a number of debentures and other holdings in sports and leisure venues anc investment in Au Bon Pain by a further 1.48%, leaving it with a 11.02% shareholding at the end of 2008. There wei changes save for the appreciation of the Sterling value of investments held by overseas subsidiaries as a result of of Sterling.

Other investments	2008 £m
Net book value	

At 1 October	12
Additions	-
Disposals	(1)
Business acquisitions	1
Business disposals - other activities	-
Reclassified from interests in associates (note 13)	1
Currency and other adjustments	4
At 30 September	17

Comprised of	
Debenture and other holdings in sports and leisure venues (1)	-
Investment in Au Bon Pain (2) (3)	7
Other investments (2)	10
Total	17

(1) Categorised as 'held to maturity' financial assets (IAS 39).

(2) Categorised as 'available for sale' financial assets (IAS 39).

(3) The reduction in the Group's US Dollar investment in Au Bon Pain was more than offset by currency translation gains.

15 Joint ventures

During the year the Group acquired the remaining 50% interest in GR SA, its 50% owned Brazilian joint venture. It of Radhakrishna Hospitality Services Private Ltd and SHRM Food and Allied Services Private Ltd, its Indian joint v company controlled by the joint venture partner. The sale of the Indian business has not been accounted for as a d operation in accordance with IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations' as it does no for classification as a discontinued operation.

Principal joint ventures	Country of incorporation	2008 % ownership
GR SA (1)	Brazil	100%
Quadrant Catering Ltd	England & Wales	49%
Radhakrishna Hospitality Services Private Ltd / SHRM Food and Allied Services Private Ltd (2)	India	-
Sofra Yemek Üretim Ve Hizmet AS	Turkey	50%
ADNH-Compass Middle East LLC	United Arab Emirates	50%

(1) Now 100% owned and accounted for as a subsidiary (see note 37).

(2) Sold during the year.

None of these investments is held directly by the ultimate parent company. All joint ventures provide foodservice a services in their respective countries of incorporation and make their accounts up to 30 September.

The share of the revenue, profits, assets and liabilities of the joint ventures (including the revenues and profits of th Indian joint ventures up to the point the Group purchased the remaining shareholding or disposed of its share) incl consolidated financial statements are as follows:

Joint ventures	2008 £m

Share of revenue and profits

Revenue	301
Expenses	(288)
Profit after tax for the year	13

Share of net assets

Non-current assets	13
Current assets	81
Non-current liabilities	(13)
Current liabilities	(62)
Net assets	19

Share of contingent liabilities

Contingent liabilities	12

16 Trade and other receivables

Trade and other receivables	2008 Current £m	2008 Non-current £m	2008 Total £m	20(Current £m	cı
Net book value					
At 1 October	1,343	47	1,390	1,424	
Net movement	88	12	100	(74)	(
Currency adjustment	146	7	153	(7)	
At 30 September	1,577	66	1,643	1,343	
Comprised of					
Trade receivables	1,418	4	1,422	1,196	
Less: Provision for impairment of trade receivables	(54)	-	(54)	(47)	
Net trade receivables [1]	1,364	4	1,368	1,149	
Other receivables	57	49	106	68	
Less: Provision for impairment of other receivables	(5)	-	(5)	(5)	
Net other receivables [2]	52	49	101	63	
Accrued income	75	-	75	65	
Prepayments	79	12	91	61	
Amounts owed by associates [1]	7	1	8	5	
Trade and other receivables	1,577	66	1,643	1,343	

(1) Categorised as 'loans and receivables' financial assets (IAS 39).
(2) Certain contract-related assets previously included within other receivables have been reclassified as intangible assets. The 2007 balance sheet has been restated acco on the income statement.

Trade receivables

The book value of trade and other receivables approximates to their fair value due to the short-term nature of the n
receivables.

Credit sales are only made after credit approval procedures have been satisfactorily completed. The policy for mak
bad and doubtful debts varies from country to country as different countries and markets have different payment pr
various factors are considered including how overdue the debt is, the type of debtor and its past history, and currer
trading conditions. Full provision is made for debts that are not considered to be recoverable.

There is limited concentration of credit risk with respect to trade receivables due to the diverse and unrelated natur
client base. Accordingly the directors believe that there is no further credit provision required in excess of the provi:
impairment of receivables. The book value of trade and other receivables represents the Group's maximum exposu

Trade receivable days for the continuing business at 30 September 2008 were 50 days (2007: 50 days on a compa

The ageing of gross trade receivables and of the provision for impairment is as follows:

	2008				
Trade receivables	Not yet due £m	0-3 months overdue £m	3-6 months overdue £m	6-12 months overdue £m	Ove mon over
Gross trade receivables	1,102	253	34	16	
Less: Provision for impairment of trade receivables	(4)	(8)	(17)	(8)	(1
Net trade receivables	1,098	245	17	8	

	2007				
Trade receivables	Not yet due £m	0-3 months overdue £m	3-6 months overdue £m	6-12 months overdue £m	Ove mor over
Gross trade receivables	932	200	30	8	
Less: Provision for impairment of trade receivables	-	(8)	(15)	(4)	(2
Net trade receivables	932	192	15	4	

Movements in the provision for impairment of trade and other receivables are as follows:

	2008			2007	
Provision for impairment of trade and other receivables	Trade £m	Other £m	Total £m	Trade £m	O
At 1 October	47	5	52	41	
Charged to income statement	19	-	19	6	
Credited to income statement	(6)	-	(6)	-	
Utilised	(9)	-	(9)	-	(
Currency adjustment	3	-	3	-	
At 30 September	54	5	59	47	

At 30 September 2008, trade receivables of £270 million (2007: £221 million) were past due but not impaired. The
provision based on a number of factors, including past history of the debtor, and all unprovided for amounts are co
recoverable.

17 Inventories

Inventories	2008 £m
Net book value	
At 1 October	179
Net movement	12
Currency adjustment	22
At 30 September	213
Comprised of	
Food and beverage inventories	164
Other inventories	49
Total	213

18 Cash and cash equivalents

Cash and cash equivalents	2008 £m	2007 £m
Cash at bank and in hand	111	140
Short-term bank deposits	468	699
Cash and cash equivalents (1)	579	839

(1) Categorised as 'loans and receivables' financial assets (IAS 39).

Cash and cash equivalents by currency	2008 £m	2007 £m
Sterling	464	685
US Dollar	5	45
Euro	19	35
Japanese Yen	1	5
Other	90	69
Cash and cash equivalents	579	839

The Group's policy to manage the credit risk associated with cash and cash equivalents is set out in note 20. The book value of cash and cash equivalents represents the maximum credit exposure.

19 Short-term and long-term borrowings

Short-term and long-term borrowings	2008			2007	
	Current £m	Non-current £m	Total £m	Current £m	Non-current £m
Bank overdrafts	29	-	29	118	-
Bank loans	18	17	35	19	17

Loan notes	**84**	**354**	**438**	-	380
Bonds	**237**	**802**	**1,039**	-	1,019
Borrowings (excluding finance leases)	**368**	**1,173**	**1,541**	137	1,416
Finance leases	**14**	**39**	**53**	14	36
Borrowings (including finance leases) (1)	**382**	**1,212**	**1,594**	151	1,452

(1) Categorised as 'other financial liabilities' (IAS 39).

Bank overdrafts principally arise as a result of uncleared transactions. Interest on bank overdrafts is at the relevant money market rates.
All amounts due under bonds, loan notes and bank facilities are shown net of unamortised issue costs.
The Group has fixed term, fixed interest private placements totalling US$769 million (£431 million) at interest rates 5.11% and 7.955%. The carrying value of these loan notes is £438 million.

Loan notes	Nominal value	Redeemable
US$ private placement	$147m	May 2009
US$ private placement	$36m	May 2010
US$ private placement	$35m	Nov 2010
US$ private placement	$62m	May 2011
US$ private placement	$24m	Sep 2011
US$ private placement	$450m	May 2012
US$ private placement	$15m	Nov 2013

The Group also has Euro denominated Eurobonds of €300 million (£236 million) and Sterling denominated Eurobo £775 million at interest rates of between 6.0% and 7.125%. The carrying value of these bonds is £1,039 million. Th redeemable in December 2014 is recorded at its fair value to the Group on acquisition.

Bonds	Nominal value	Redeemable
Euro Eurobond	€300m	May 2009
Sterling Eurobond	£200m	Jan 2010
Sterling Eurobond	£325m	May 2012
Sterling Eurobond	£250m	Dec 2014

The maturity profile of borrowings (excluding finance leases) is as follows:

Maturity profile of borrowings (excluding finance leases)	2008 £m
Within 1 year, or on demand	**368**
Between 1 and 2 years	**226**
Between 2 and 3 years	**73**
Between 3 and 4 years	**588**
Between 4 and 5 years	**2**
In more than 5 years	**284**

Borrowings (excluding finance

leases)	1,541

The fair value of the Group's borrowings is calculated by discounting future cash flows to net present values at curr
for similar financial instruments. The table below shows the fair value of borrowings excluding accrued interest:

Carrying value/fair value of borrowings (excluding finance leases)	2008 Carrying value £m	2008 Fair value £m	Carr v
Bank overdrafts	29	29	1
Bank loans	35	35	
Loan notes	438	438	3
€300m Eurobond May 2009	237	236	2
£200m Eurobond Jan 2010	199	200	2
£325m Eurobond May 2012	330	318	3
£250m Eurobond Dec 2014	273	251	2
Bonds	1,039	1,005	1,0
Borrowings (excluding finance leases)	1,541	1,507	1,5

Gross/present value of finance lease liabilities	2008 Gross £m	2008 Present value £m	G
Finance lease payments falling due:			
Within 1 year	16	14	
In 2 to 5 years	33	30	
In more than 5 years	11	9	
	60	53	
Less: future finance charges	(7)	-	
Present value of finance lease liabilities	53	53	

Borrowings by currency	2008 Borrowings £m	2008 Finance leases £m	2008 Total £m	2007 Borrowings £m	2007 Fina lea
Sterling	812	-	812	831	
US Dollar	454	24	478	452	
Euro	242	21	263	237	
Japanese Yen	15	-	15	16	

Other	18	8	26	17
Total	1,541	53	1,594	1,553

The Group had the following undrawn committed facilities available at 30 September, in respect of which all conditi had then been met:

Undrawn committed facilities	:
Expiring between 2 and 5 years	6

20 Derivative financial instruments

Capital risk management

The Group manages its capital to ensure that it will be able to continue as a going concern with an optimal balance The capital structure of the Group consists of cash and cash equivalents as disclosed in note 18; debt, which inclu disclosed in note 19; and equity attributable to equity holders of the parent, comprising issued share capital, reserv earnings as disclosed in note 25.

Financial management

The Group continues to manage its interest rate and foreign currency exposure in accordance with the policies set Company's Annual Report. The Group's financial instruments comprise of cash, borrowings, receivables and payal finance the Group's operations. The Group also uses derivatives, principally interest rate swaps and forward currer manage interest rate and currency risks arising from the Group's operations. The Group does not trade in financial Group's treasury policies are designed to mitigate the impact of fluctuations in interest rates and exchange rates ar Group's financial risks. The Board approves any changes to the policies.

Credit risk

The Group's policy is to minimise its exposure to credit risk from the failure of any single financial counterparty by s across a portfolio of financial counterparties and managing the aggregate exposure to each against certain pre-agr Exposure to counterparty credit risk arising from deposits, derivative and forward foreign currency contracts is cond Group centre where possible. Financial counterparty limits are derived from the long and short term credit ratings, : sheet strength of the financial counter-party . All financial counterparties are required to have a minimum short tern Moodys of P-1 or equivalent from another recognised agency.

The Group's policy to manage the credit risk associated with trade and other receivables is set out in note 16.

Derivative financial instruments	2008 Current assets £m	2008 Non-current assets £m	2008 Current liabilities £m	2008 Non-current liabilities £m	2007 Current assets £m	2007 Non-current assets £m	2007 C li
Interest rate swaps							
Fair value hedges (1)	1	19	(1)	(6)	-	13	
Not in a hedging relationship (2)	-	-	(3)	-	2	-	
Total	1	19	(4)	(6)	2	13	

(1) Derivatives that are designated and effective as hedging instruments carried at fair value (IAS 39).

(2) Derivatives carried at 'fair value through profit or loss' (IAS 39).

Notional amount of derivative financial instruments by currency	2008 Fair value swaps £m	2008 Cash flow swaps £m	Fa
Sterling	1,025	-	
US Dollar	197	174	
Euro	99	103	
Japanese Yen	20	79	
Other	-	123	
Total	1,341	479	1

Effective currency denomination of borrowings after the effect of derivatives	2008 Gross borrowings £m	2008 Forward contracts £m	2008 Effective currency of borrowings £m	Gross borrowings £m	F cc
Sterling	806	(245)	561	837	(
US Dollar	478	222	700	476	
Euro	263	(142)	121	258	
Japanese Yen	15	77	92	16	
Other	26	94	120	21	
Total	1,588	6	1,594	1,608	

21 Trade and other payables

Trade and other payables	2008 Current £m	2008 Non-current £m	2008 Total £m	Current £m	No
Net book value					
At 1 October	1,833	36	1,869	1,990	
Net movement	216	(8)	208	(146)	
Currency adjustment	186	5	191	(11)	
At 30 September	2,235	33	2,268	1,833	
Comprised of					
Trade payables [1]	856	4	860	660	
Amounts owed to associates [1][2]	2	-	2	3	
Social security and other taxes	218	-	218	190	
Other payables	161	15	176	166	
Deferred consideration on acquisitions [1]	10	4	14	3	
Liability on put options held by minority equity partners [3]	18	10	28	-	
Accruals [4]	805	-	805	671	

Deferred income	165	-	165	140
Trade and other payables	2,235	33	2,268	1,833

(1) Categorised as 'other financial liabilities' (IAS 39).

(2) Amounts owed to associates were included in other payables in 2007.

(3) Categorised as 'fair value through profit or loss' (IAS 39).
(4) Of this balance £300 million (2007: £291 million) is categorised as 'other financial liabilities' (IAS 39).

The directors consider that the carrying amount of trade and other payables approximates to their fair value. The c other payables are payable on demand.

Trade payable days for the continuing business at 30 September 2008 were 53 days (2007: 49 days on a compara

22 Provisions

Provisions	Insurance £m	Provisions in respect of discontinued and disposed businesses £m	Onerous contracts £m	Legal and other claims £m	Environmental £m	Total £m
At 1 October 2006	107	108	44	38	10	307
Reclassified (1)	-	-	3	4	(4)	3
Expenditure in the year	(7)	(14)	(6)	-	(1)	(28)
Charged to income statement	19	108	5	30	3	165
Credited to income statement	-	(2)	-	-	-	(2)
Fair value adjustments arising on acquisitions (note 27)	-	-	-	-	-	-
Business disposals - other activities	-	-	-	-	-	-
Currency adjustment	(7)	-	-	(1)	-	(8)
At 30 September 2007	112	200	46	71	8	437
At 1 October 2007	**112**	**200**	**46**	**71**	**8**	**437**
Reclassified (1)	**-**	**4**	**1**	**9**	**6**	**20**
Expenditure in the year	**(6)**	**(25)**	**(9)**	**(5)**	**(6)**	**(51)**
Charged to income statement	**22**	**-**	**12**	**20**	**5**	**59**
Credited to income statement	**-**	**(38)**	**(8)**	**(6)**	**(3)**	**(55)**
Fair value adjustments arising on acquisitions (note 27)	**-**	**-**	**7**	**19**	**-**	**26**
Business disposals - other activities	**-**	**-**	**-**	**(2)**	**-**	**(2)**
Currency adjustment	**15**	**1**	**1**	**2**	**1**	**20**
At 30 September 2008	**143**	**142**	**50**	**108**	**11**	**454**

Provisions	**2008 £m**	2007 £m

Current	**113**	86
Non-current	**341**	351
Total provisions	**454**	437

(1) Including items reclassified from accrued liabilities and other balance sheet captions.

The provision for insurance relates to the costs of self-funded insurance schemes and is essentially long-term in nature.

Provisions in respect of discontinued and disposed businesses relate to estimated amounts payable in connection with onerous contracts and claims arising from disposals. The final amount payable remains uncertain as, at the date of approval of these financial statements, there remains a further period during which claims may be received. The timing of any settlement will depend upon the nature and extent of claims received. Surplus provisions of £38 million (2007: £nil) were credited to the discontinued operations section of the income statement in the year.

Provisions for onerous contracts represent the liabilities in respect of short-term and long-term leases on unoccupied properties and other contracts lasting under five years.

Provisions for legal and other claims relate principally to provisions for the estimated cost of litigation and sundry other claims. The timing of the settlement of these claims is uncertain.

Environmental provisions are in respect of potential liabilities relating to the Group's responsibility for maintaining its operating sites in accordance with statutory requirements and the Group's aim to have a low impact on the environment. These provisions are expected to be utilised as operating sites are disposed of or as environmental matters are resolved.

23 Post-employment benefit obligations

Pension schemes operated

The Group operates a number of pension arrangements throughout the world which have been developed in accor statutory requirements and local customs and practices. The majority of schemes are self-administered and the scl held independently of the Group's finances. Pension costs are assessed in accordance with the advice of indepenc professionally qualified actuaries. The Group makes employer contributions to the various schemes in existence w 6% - 35% of pensionable salaries.

The contributions payable for defined contribution schemes of £28 million (2007: £36 million) have been fully exper profits in the current year.

	2008				2007		
	UK	USA	Other	Total	UK	USA	O
Fair value of plan assets	£m	£m	£m	£m	£m	£m	
At 1 October	**1,290**	**69**	**83**	**1,442**	1,174	68	1
Currency adjustment	**-**	**16**	**8**	**24**	-	(6)	
Expected return on plan assets	**79**	**10**	**5**	**94**	67	5	
Actuarial gain/(loss)	**(153)**	**(32)**	**(4)**	**(189)**	14	5	
Employee contributions	**3**	**8**	**3**	**14**	4	-	
Employer contributions	**25**	**14**	**17**	**56**	68	17	
Benefits paid	**(40)**	**(15)**	**(18)**	**(73)**	(47)	(20)	(1
Merger of Vendepac Scheme into the UK Scheme	**-**	**-**	**-**	**-**	10	-	(1
Other balance sheet transfers	**-**	**57**	**(2)**	**55**	-	-	
Disposals and plan							

settlements	-	-	(4)	(4)	-	-	(9
At 30 September	1,204	127	88	1,419	1,290	69	

Present value of defined benefit obligations	2008				2007		
	UK	USA	Other	Total	UK	USA	O
	£m	£m	£m	£m	£m	£m	
At 1 October	1,228	129	155	1,512	1,269	155	2
Currency adjustment	-	25	17	42	-	(11)	
Current service cost	9	5	9	23	12	3	
Past service cost	-	-	(2)	(2)	-	(1)	
Curtailment credit	-	-	-	-	-	-	(
Amount charged to plan liabilities	71	12	9	92	64	8	
Actuarial (gain)/loss	(84)	(25)	(3)	(112)	(84)	(5)	(1
Employee contributions	3	8	3	14	4	-	
Benefits paid	(40)	(15)	(18)	(73)	(47)	(20)	(1
Merger of Vendepac Scheme into the UK Scheme	-	-	-	-	10	-	(1
Plan amendment	-	-	1	1	-	-	
Disposals and plan settlements	-	-	(4)	(4)	-	-	(10
Other balance sheet transfers	-	57	-	57	-	-	
Acquisitions	-	-	2	2	-	-	
At 30 September	1,187	196	169	1,552	1,228	129	1

Present value of defined benefit obligations	2008				2007	
	UK	USA	Other	Total	UK	USA
	£m	£m	£m	£m	£m	£m
Funded obligations	1,158	143	112	1,413	1,199	81
Unfunded obligations	29	53	57	139	29	48
Total obligations	1,187	196	169	1,552	1,228	129

Post-employment benefit obligations recognised in the balance sheet	2008 £m	2007 £m	
Present value of defined benefit obligations	1,552	1,512	
Fair value of plan assets	(1,419)	(1,442)	(1
Total deficit of defined benefit pension plans per above	133	70	
Surplus not recognised	-	92	
Past service cost not recognised [1]	(2)	-	
Post-employment benefit obligations per the balance sheet	131	162	

(1) To be recognised over the remaining service life in accordance with IAS 19.

Total pension costs/ (credits) recognised in	2008				2007	
	UK	USA	Other	Total	UK	USA

the income statement	£m	£m	£m	£m	£m	£m
Current service cost	9	5	9	23	12	3
Past service credit	-	-	(2)	(2)	-	(1)
Curtailment credit	-	-	-	-	-	-
Charged/(credited) to operating expenses	9	5	7	21	12	2
Amount charged to pension liability	71	12	9	92	64	8
Expected return on plan assets	(79)	(10)	(5)	(94)	(67)	(5)
(Credited)/charged to finance costs	(8)	2	4	(2)	(3)	3
Total pension costs/ (credits)	1	7	11	19	9	5

(1) The total pension costs/(credits) shown above relate to both continuing and discontinued operations.

The history of experience adjustments is as follows. In accordance with the transitional provisions for the amendme
issued on 16 December 2004, the disclosures below are determined prospectively from the 2005 reporting period.

Experience adjustments	2008 £m	2007 £m	
Experience adjustments on plan liabilities - gain/(loss)	5	(15)	
Experience adjustments on plan assets - (loss)/gain	(189)	22	

The actuarial gain/loss reported in the statement of recognised income and expense can be reconciled as follows:

Actuarial adjustments	:
Actuarial (gains)/losses on fair value of plan assets	1
Actuarial (gains)/losses on defined benefit obligations	(1
Actuarial (gains)/losses	
Increase/(decrease) in surplus not recognised	(
Actuarial (gains)/losses per the statement of recognised income and expense	(

The Group made total contributions of £56 million in the year (2007: £110 million) including special contributions of (
to pension plans of £nil (2007: £45 million) and expects to make regular ongoing contributions of £42 million in 2009

The expected return on plan assets is based on market expectations at the beginning of the period. The actual retur
loss of £95 million (2007: gain £100 million).

The cumulative actuarial loss recognised in the statement of recognised income and expense was £141 million (200
actuarial gain of £15 million (2007: £38 million) was recognised during the year.

Net post-employment benefit obligations of £131 million shown above include a surplus of £54 million on the UK Sc
been recognised in the year on the basis that the Company is now satisfied that it will be able to benefit from this su

24 Called up share capital

During the year 4,878,299 options were granted under the Compass Group Management Share Option Plan. All options were granted over the Company's ordinary shares and the grant price was equivalent to the market value of the Company's shares at the date of grant. No options were granted under any of the Company's other share option plans.
The Company commenced an on market share buy-back programme following the disposal of Select Service Partner in June 2006. This programme was extended following the disposal of Selecta in July 2007. A third phase of the programme commenced on 1 July 2008. During the year, a total of 107,014,468 ordinary shares of 10 pence each were repurchased for consideration of £348 million and cancelled.

	2008		2007	
Authorised and allotted share capital	Number of shares	£m	Number of shares	£m
Authorised: Ordinary shares of 10p each	**3,000,010,000**	**300**	3,000,010,000	300
Allotted and fully paid: Ordinary shares of 10p each	**1,841,932,734**	**184**	1,926,996,323	193

	2008	2007
Allotted share capital	Number of shares	Number of shares
Ordinary shares of 10p each allotted as at 1 October	**1,926,996,323**	2,098,723,901
Ordinary shares allotted during the year on exercise of share options	**21,950,879**	9,679,856
Repurchase of ordinary share capital	**(107,014,468)**	(181,407,434)
Ordinary shares of 10p each allotted as at 30 September	**1,841,932,734**	1,926,996,323

25 Reconciliation of movements in equity

	Attributable to equity shareholders of the Company						
Reconciliation of movements in equity	Share capital £m	Share premium account £m	Capital redemption reserve £m	Own shares £m	Other reserves £m	Retained earnings £m	Min inter
At 1 October 2006	210	96	15	-	4,288	(2,303)	
Total recognised income and expense	-	-	-	-	1	575	
Issue of shares	1	26	-	-	-	-	
Fair value of share-based payments	-	-	-	-	25	-	
Settled in cash or existing shares (purchased in market)	-	-	-	-	(11)	-	
Share buy back	(18)	-	18	-	-	(575)	
Transfer on exercise of put options	-	-	-	-	9	-	
Buy-out of minority interests	-	-	-	-	-	-	
Fair value adjustments arising on acquisition	-	-	-	-	-	-	

Other changes	-	-	-	-	-	-	
	193	122	33	-	4,312	(2,303)	
Dividends paid to Compass shareholders (note 9)	-	-	-	-	-	(208)	
Dividends paid to minority interest	-	-	-	-	-	-	(
Increase in own shares held for staff compensation scheme (1)	-	-	-	(1)	-	-	
At 30 September 2007	193	122	33	(1)	4,312	(2,511)	
At 1 October 2007	**193**	**122**	**33**	**(1)**	**4,312**	**(2,511)**	
Total recognised income and expense	-	-	-	-	**71**	**455**	
Issue of shares	**2**	**56**	-	-	-	-	
Fair value of share-based payments	-	-	-	-	**14**	-	
Settled in cash or existing shares (purchased in market)	-	-	-	-	**(5)**	-	
Share buy back	**(11)**	-	**11**	-	-	**(348)**	
Transfer on exercise of put options	-	-	-	-	-	-	
Buy-out of minority interests	-	-	-	-	-	-	(
Fair value adjustments arising on acquisition	-	-	-	-	**9**	-	
Other changes	-	-	-	-	-	**(3)**	(
	184	**178**	**44**	**(1)**	**4,401**	**(2,407)**	
Dividends paid to Compass shareholders (note 9)	-	-	-	-	-	**(209)**	
Dividends paid to minority interest	-	-	-	-	-	-	(
Increase in own shares held for staff compensation scheme (1)	-	-	-	**(3)**	-	-	
At 30 September 2008	**184**	**178**	**44**	**(4)**	**4,401**	**(2,616)**	

(1) These shares are held in trust and are used to satisfy some of the Group's liabilities to employees for share options, share bonus and long-term incentive plans.

Own shares held by the Group represent 1,276,271 shares in Compass Group PLC (2007: 271,960 shares). 1,259
held by the Compass Group Employee Share Trust ('ESOP') and 17,209 shares by the Compass Group Employee
('CGET2'). These shares are listed on a recognised stock exchange and their market value at 30 September 2008
(2007: £0.8 million). The nominal value held at 30 September 2008 was £127,627 (2007: £27,196).

ESOP and CGET2 are discretionary trusts for the benefit of employees and the shares held are used to satisfy son
liabilities to employees for share options, share bonus and long-term incentive plans. All of the shares held by the I
CGET2 are required to be made available in this way.

The analysis of other reserves is shown below:

Other reserves	Share-based payment reserve £m	Merger reserve £m	Revaluation reserve £m	Translation reserve £m	Equ adjustm for p optio £
At 1 October 2006	130	4,170	-	5	(1:
Total recognised income and expense	-	-	-	1	
Fair value of share-based payments	25	-	-	-	
Settled in cash or existing					

shares (purchased in market)	(11)	-	-	-	
Transfer on exercise of put options	-	-	-	-	
Fair value adjustments arising on acquisition	-	-	-	-	
At 30 September 2007	144	4,170	-	6	(
At 1 October 2007	**144**	**4,170**	**-**	**6**	**(**
Total recognised income and expense	**-**	**-**	**(1)**	**72**	
Fair value of share-based payments	**14**	**-**	**-**	**-**	
Settled in cash or existing shares (purchased in market)	**(5)**	**-**	**-**	**-**	
Transfer on exercise of put options	**-**	**-**	**-**	**-**	
Fair value adjustments arising on acquisition	**-**	**-**	**9**	**-**	
At 30 September 2008	**153**	**4,170**	**8**	**78**	**(**

The merger reserve arose in 2000 following the demerger from Granada Compass plc. The equity adjustment for p in 2005 on the accounting for the options held by the Group's minority partners requiring the Group to purchase the interests.

26 Share-based payments

Full details of the Compass Group Share Option Plan ('Option Plan'), the Management Share Option Plan ('Manag the Savings-Related Share Option Scheme can be found in the Company's Annual Report.

27 Business combinations

The Group acquired the remaining 50% interest in GR SA, its 50% owned Brazilian joint venture, for cash consider on 6 March 2008.

Propoco Inc ('Professional Services'), a leading regional provider of facilities management services to the US healt acquired on 1 October 2007 for a total consideration of £38 million. £36 million was paid at closing, with the remain being deferred for 12 months. Medi-Dyn Inc, a US based healthcare company was acquired on 10 July 2008 for a t of £26 million of which £23 million was paid at closing with the remaining £3 million being deferred for twelve montl small infill acquisitions were made during the year for a total consideration of £21 million, £5 million of which was d

On 29 November 2007 the Group bought out the remaining 10% minority interest in Palmar S.p.A, its Italian subsic provides support services, and on 25 March 2008 it acquired a further 9% of the shares of Seiyo Food - Compass Japanese subsidiary, taking the Group's shareholding from 86% to 95%. The combined consideration for the two tı £15 million.

	Acquisition of 50% interest in GR SA				Other acquisitions		Buy mi int
	Book value £m	(1)	Fair value £m	(2)	Book value £m	Fair value £m	
Net assets acquired							
Goodwill	22		22		-	-	
Other intangible assets:							

- Computer software	2	2	-	-
- Contract-related and other intangibles arising on acquisition	-	52	-	13
Property, plant and equipment	10	10	1	1
Deferred tax asset	-	11	-	-
Inventories	3	3	1	1
Trade and other receivables	20	20	5	5
Cash and cash equivalents	4	4	1	1
Other assets	1	2	1	2
Trade and other payables	(30)	(30)	(6)	(6)
Provisions (note 22)	-	(26)	-	-
Post-employment benefit obligations (note 23)	(2)	(2)	-	-
Deferred tax liabilities	(1)	(22)	-	(1)
Other liabilities	(1)	(1)	-	-
Minority interest (note 25)	-	-	-	-
	28	45	3	16
Portion of fair value adjustment credited to revaluation reserve (note 25) (2)		(9)		-
Fair value of net assets acquired		36		16
Goodwill arising on acquisition		55		69
Total consideration		91		85
Satisfied by				
Cash consideration and costs		91		75
Deferred consideration		-		10
		91		85
Cash flow				
Cash consideration		91		75
Cash acquired		(4)		(1)
Net cash outflow arising on acquisition		87		74

Deferred consideration and other payments relating to previous acquisitions

Total cash outflow arising from the purchase of subsidiary companies and investments in associated undertakings

(1) Final agreed amounts.
(2) The fair value adjustments arising on the acquisition of the remaining 50% interest in GR SA relate to 100% of the shareholding. The portion of the fair value adjustment

existing 50% shareholding in GR SA was credited to the revaluation reserve in accordance with IFRS 3.

Adjustments made to the fair value of assets acquired include the value of intangible assets, provisions and other ε recognised on acquisition in accordance with IFRS 3 'Business Combinations'. The adjustments made in respect o in the twelve months to 30 September 2008 are provisional and will be finalised within 12 months of the acquisition

The goodwill arising on the acquisition of the remaining 50% interest in GR SA represents the premium the Group operational and strategic control of the company. This will allow the business to be fully integrated into the Group.

The initial goodwill arising on the acquisition of the other businesses represents the premium the Group paid to acc companies which complement the existing business and create significant opportunities for cross selling and other

In the period from acquisition to 30 September 2008 the acquisitions contributed revenue of £187 million and operε million to the Group's results.

If the acquisitions had occurred on 1 October 2007, Group revenue for the year would have been £11,527 million a operating profit (including associates) would have been £664 million.

28 Reconciliation of operating profit to cash generated by operations

Reconciliation of operating profit to cash generated by continuing operations	
Operating profit from continuing operations	
Adjustments for:	
Amortisation of intangible fixed assets (2)	
Amortisation of intangible assets arising on acquisition	
Depreciation of property, plant and equipment (2)	
(Gain)/loss on disposal of property, plant and equipment / intangible assets	
(Gain)/loss on business disposals - other activities	
Increase/(decrease) in provisions	
Decrease in post-employment benefit obligations	
Share-based payments - charged to profits	
Share-based payments - settled in cash or existing shares (1)	
Operating cash flows before movement in working capital	
(Increase)/decrease in inventories	
(Increase)/decrease in receivables (2)	
Increase/(decrease) in payables	
Cash generated by continuing operations (2)	

(1) It was originally anticipated these payments would be satisfied by the issue of new shares.
(2) Certain contract-related assets previously included with property, plant and equipment and other receivables have been reclassified as intangible assets. The 2007 cashfl accordingly. There is no impact on the income statement.

29 Cash flow from discontinued operations

Cash flow from discontinued operations	
Net cash from/(used in) operating activities of discontinued operations	
Cash generated from discontinued operations	
Tax paid	
Net cash from/(used in) operating activities of discontinued operations	
Net cash from/(used in) investing activities by discontinued operations	
Purchase of property, plant and equipment	
Proceeds from sale of property, plant and equipment	
Net cash from/(used in) investing activities by discontinued operations	

Net cash from/(used in) financing activities by discontinued operations

Dividends paid to minority interests	
Net cash from/(used in) financing activities by discontinued operations	

30 Analysis of net debt

This table is presented as additional information to show movement in net debt, defined as overdrafts, b borrowings, finance leases and derivative financial instruments, net of cash and cash equivalents.

		Gross debt					
Net debt	Cash and cash equivalents £m	Bank overdrafts £m	Bank and other borrowings £m	Total overdrafts and borrowings £m	Finance leases £m	Derivative financial instruments £m	
At 1 October 2006	848	(56)	(1,841)	(1,897)	(57)	11	(1,
Cash flow	(11)	(66)	305	239	-	-	
Cash flow from repayment of obligations under finance leases	-	-	-	-	15	-	
(Increase)/decrease in net debt as a result of new finance leases taken out	-	-	-	-	(15)	-	
Currency translation gains/(losses)	2	3	68	71	1	-	
Acquisitions and disposals (excluding cash and overdrafts)	-	1	-	1	6	-	
Other non-cash movements	-	-	33	33	-	(11)	
At 30 September 2007	839	(118)	(1,435)	(1,553)	(50)	-	(1,
At 1 October 2007	**839**	**(118)**	**(1,435)**	**(1,553)**	**(50)**	**-**	**(1,**
Cash flow	**(276)**	**95**	**46**	**141**	**-**	**-**	
Cash flow from repayment of obligations under finance leases	**-**	**-**	**-**	**-**	**11**	**-**	
(Increase)/decrease in net debt as a result of new finance leases taken out	**-**	**-**	**-**	**-**	**(8)**	**-**	
Currency translation gains/(losses)	**16**	**(6)**	**(125)**	**(131)**	**(6)**	**-**	**(**
Acquisitions and disposals (excluding cash and overdrafts)	**-**	**-**	**-**	**-**	**-**	**-**	
Other non-cash movements	**-**	**-**	**2**	**2**	**-**	**10**	
At 30 September 2008	**579**	**(29)**	**(1,512)**	**(1,541)**	**(53)**	**10**	**(1,**

Other non-cash movements are comprised as follows:

Other non-cash movements in net debt	
Amortisation of the fair value adjustment in respect of the £250 million Sterling Eurobond redeemable in December 2014	
Fair value debt adjustment	
Swap monetisation credit	
Changes in the value of derivative financial instruments	
Other non-cash movements	

31 Contingent liabilities

	200
Contingent liabilities	£

Performance bonds and guarantees and indemnities (including those of associated undertakings)	30

On 21 October 2005, the Company announced that it had instructed Freshfields Bruckhaus Deringer to conduct an the relationships between Eurest Support Services ('ESS') (a member of the Group), IHC Services Inc. ('IHC') and tl Ernst & Young assisted Freshfields Bruckhaus Deringer in this investigation. On 1 February 2006, it was announcec investigation had concluded.

The investigation established serious irregularities in connection with contracts awarded to ESS by the UN. The woı Freshfields Bruckhaus Deringer and Ernst & Young gave no reason to believe that these issues extended beyond a within ESS to other parts of ESS or the wider Compass Group of companies.

The Group settled all outstanding civil litigation against it, in relation to this matter, in October 2006 but litigation con competitors of ESS, IHC and other parties involved in UN procurement.

IHC's relationship with the UN and ESS was part of a wider investigation into UN procurement activity being conduc States Attorney's Office for the Southern District of New York, and with which the Group co-operated fully. The curre investigation is uncertain and a matter for the US authorities. Those investigators could have had access to sources Group, Freshfields Bruckhaus Deringer or Ernst & Young, and further information may yet emerge which is inconsis additional to, the findings of the Freshfields Bruckhaus Deringer investigation, which could have an adverse impact Group has however not been contacted by, or received further requests for information from, the United States Attoı Southern District of New York in connection with these matters since January 2006. The Group has cooperated fully throughout.

In February 2007, the Group's Portuguese business, Eurest (Portugal) Sociedade Europeia Restaurantes LDA, was Portuguese Competition Authority (PCA) as part of an investigation into possible past breaches of competition law b other caterers in the sector. The PCA investigation relates to a part of the Portuguese catering business which servi sector contracts. The Group is cooperating fully with the PCA. The investigation has been ongoing for some while a will take several more months to complete. The outcome cannot be predicted at this point. Revenues of the Portugu the year ended 30 September 2008 were £110 million (€145 million).

It is not currently possible to quantify any potential liability which may arise in respect of these matters. The director reason to believe that any potential liability that may arise would be material to the financial position of the Group.

The Group, through a number of its subsidiary undertakings, is, from time to time, party to various other legal procee arising from its normal business. Provisions are made as appropriate. None of these proceedings is regarded as ma The Group has provided a guarantee to one of its joint venture partners over the level of profits which will accrue to periods. The maximum amount payable under this guarantee is £35 million, which would be payable in respect of th July 2007 to 31 December 2010. Based on the latest management projections, no overall liability is expected to aris guarantee. No provision has been recorded at 30 September 2008 (2007: £nil).

32 Capital commitments

Capital commitments	
Contracted for but not provided for	

33 Operating lease and concessions commitments

The Group leases offices and other premises under non-cancellable operating leases. The leases have varying terms, purchase options, escalation clauses and renewal rights. The Group has some leases that include revenue-related rental payments that are contingent on future levels of revenue.

Future minimum rentals payable under non-cancellable operating leases and concessions agreements are as follows:

2008			2007		
Operating leases			Operating leases		
Land and	Other	Other Occupancy	Land and	Other	Other Occupancy

Operating lease and concessions commitments	buildings £m	assets £m	rentals £m	buildings £m	assets £m	rentals £m
Falling due within 1 year	**48**	**48**	**31**	40	41	26
Falling due between 2 and 5 years	**120**	**62**	**83**	111	54	61
Falling due in more than 5 years	**72**	**9**	**52**	71	5	33
Total	**240**	**119**	**166**	222	100	120

34 Related party transactions

The following transactions were carried out with related parties of Compass Group PLC:

Subsidiaries
Transactions between the ultimate parent company and its subsidiaries, and between subsidiaries, have been eliminated on consolidation.

Joint ventures
There were no significant transactions between joint ventures or joint venture partners and the rest of the Group during the year except for the acquisition of the remaining 50% interest in GR SA, the Group's 50% owned Brazilian joint venture (see note 27) and the sale of the Group's share in Radhakrishnan Hospitality Services Private Ltd and SHRM Food and Allied Services Private Ltd, the Group's 50% owned Indian joint ventures (see note 15).

Associates
The balances with associated undertakings are shown in notes 16 and 21. There were no significant transactions with associated undertakings during the year.

Key management personnel
The remuneration of directors and key management personnel is set out in the Annual Report. During the year there were no other material transactions or balances between the Group and its key management personnel or members of their close family.

35 Post balance sheet events

On 30 October 2008, the Group raised and received a total of £185 million in the US private placement market thrc
five, seven and eight year loan notes.

Loan notes	Nominal value	Rec
US$ private placement	$105m	Oc
US$ private placement	$162m	Oc
Sterling private placement	£35m	Oc

This has further strengthened the Group's balance sheet and extended the maturity profile of the Group's borrowin

Maturity profile of borrowings (excluding finance leases)	30 Oct 200 £
Within 1 year, or on demand	**36**
Between 1 and 2 years	**22**
Between 2 and 3 years	**7**
Between 3 and 4 years	**58**
Between 4 and 5 years	**6**

In more than 5 years	41(
Borrowings (excluding finance leases)	1,72(

The average maturity profile of the Group's borrowings is now 3.4 years (3.1 years as at 30 September 2008).

36 Exchange rates

Exchange rates	200
Average exchange rate for year	
Australian Dollar	2.1
Brazilian Real	3.4
Canadian Dollar	1.9
Euro	1.3
Japanese Yen	212.9
Norwegian Krone	10.5
South African Rand	14.6
Swedish Krona	12.4
Swiss Franc	2.1
US Dollar	1.9
Closing exchange rate as at 30 September	
Australian Dollar	2.2
Brazilian Real	3.44
Canadian Dollar	1.9
Euro	1.2
Japanese Yen	189.2
Norwegian Krone	10.54
South African Rand	14.7
Swedish Krona	12.4
Swiss Franc	2.0
US Dollar	1.7

(1) Average rates are used to translate the income statement and cash flow. Closing rates are used to translate the balance sheet. Only the most significant currencies are s

37 Details of principal subsidiary companies

All companies listed below are wholly owned by the Group, except where otherwise indicated. All interests are in th capital. All companies operate principally in their country of incorporation, except for Compass International Purcha operates throughout the world. A full list of the Group's operating subsidiary undertakings will be annexed to the ne

Company	Country of incorporation	Principal activities
North America		
Compass Group Canada Ltd	Canada	Foodservice and support s
Bon Appétit Management Co	USA	Foodservice
Compass Group USA Investments, Inc	USA	Holding company
Compass Group USA, Inc	USA	Foodservice and support s
Crothall Services Group	USA	Support services to the he
Flik International Corp	USA	Fine dining facilities

Foodbuy LLC (64%)	USA	Purchasing services in No
Levy Restaurants LP	USA	Fine dining and foodservic entertainment facilities
Morrison Management Specialists, Inc	USA	Foodservice to the healthc market
Restaurant Associates Corp	USA	Fine dining facilities
Wolfgang Puck Catering & Events, LLC (49%) (1)	USA	Fine dining facilities
Continental Europe		
Compass Group France Holdings SAS	France	Holding company
Compass Group France	France	Foodservice and support s
Compass Group Deutschland GmbH	Germany	Holding company
Medirest GmbH & Co OHG (2)	Germany	Foodservice to the healthc market
Eurest Deutschland GmbH	Germany	Foodservice to business a
Eurest Services GmbH	Germany	Support services to busine
Eurest Sports & Food GmbH	Germany	Foodservice to the sports :
Onama S.p.A. (3)	Italy	Foodservice and prepaid r
Palmar S.p.A. (4)	Italy	Support services
Lunchtime S.p.A.	Italy	Prepaid meal vouchers
Compass Group International BV	Netherlands	Holding company
Compass Group Nederland BV	Netherlands	Foodservice and support s
Compass Group Nederland Holding BV	Netherlands	Holding company
Eurest Services BV	Netherlands	Foodservice and support s
Compass Group Holdings Spain, S.L.	Spain	Holding company
Eurest Colectividades S.L.	Spain	Foodservice and support s
Compass Group (Schweiz) AG	Switzerland	Foodservice and support s
Restorama AG	Switzerland	Foodservice
United Kingdom		
Compass Contract Services (UK) Ltd	England & Wales	Foodservice and support s
Compass Group Holdings PLC	England & Wales	Holding company and cor
Compass Group, UK & Ireland Ltd	England & Wales	Holding company
Compass International Purchasing Ltd	England & Wales	Purchasing services throu
Compass Purchasing Ltd	England & Wales	Purchasing services in the
Compass Services UK Ltd	England & Wales	Foodservice and support s
Hospitality Holdings Ltd (5)	England & Wales	Intermediate holding comp
Letherby & Christopher Ltd	England & Wales	Foodservice for the UK sp business
Scolarest Ltd	England & Wales	Foodservice for the UK ed
Rest of the World		
Compass Group (Australia) Pty Ltd	Australia	Foodservice and support s
GR SA (6)	Brazil	Foodservice and support s
Seiyo Food - Compass Group, Inc (95%) (7)	Japan	Foodservice and support s
Compass Group Southern Africa (Pty) Ltd (70%)	South Africa	Foodservice and support s

(1) The Group exercises control of this entity and accounts for it as a subsidiary.

(2) Formerly known as Clinic Catering Service GmbH & Co OHG.
(3) Ristomat S.p.A. was merged into Onama S.p.A. during the year and on 14 November 2008 the company was renamed Compass Group Italia S.p.A.
(4) The Group acquired the remaining 10% shareholding in Palmar S.p.A during the year (2007: 90%).

(5) Held directly by the parent company.
(6) The Group acquired the remaining 50% interest in GR SA during the year. This company was previously accounted for as a joint venture (see note 15).
(7) The Group acquired a further 9% in Seiyo Food - Compass Group, Inc during the year (2007: 86%).

Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	16:34 28-Nov-08
Number	2177J16

RNS Number : 2177J
Compass Group PLC
28 November 2008

COMPASS GROUP PLC: DIRECTOR/PDMR SHAREHOLDING

Compass Group PLC (the "Company") announces the following changes in the interests of Directors and Persons Discharging Managerial Responsibility ("PDMR") in ordinary shares of 10 pence each in the share capital of the Company ("Shares").

1. Purchase of Shares

On 27 November 2008, Sir Roy Gardner, Chairman, increased his connected persons' shareholding* in the Company by the purchase of 13,878 Shares each at a purchase price of 278.51 pence each per share.

2. Long-Term Incentive Plan Award

On 28 November 2008, an award was made under the Compass Group PLC Long-Term Incentive Plan ("LTIP") to the Directors and PDMRs detailed below. The number of Shares referred to is the maximum available if the corporate performance conditions for the period, which commenced on 1 October 2008 and end on 30 September 2011, are satisfied in full. There is no retesting facility.

Name	Director or PDMR	Shares Un Conditio Aw
Richard Cousins	Director	381,[illegible]
Gary Green	Director	256,[illegible]

Andrew Martin`	Director	228,9
Didier Coutte	PDMR	191,8
Ian El-Mokadem	PDMR	185,3
Andrew Furlong	PDMR	130,8
Jane Kingston	PDMR	128,6
Miguel Ramis	PDMR	186,3
Mark White	PDMR	143,8

Under the LTIP, participants may become entitled to Shares if the Company satisfies stringent corporate performance targets based upon Total Shareholder Return relative to companies in the FTSE 100 index (excluding its financial services constituents), and Free Cash Flow, each relating to 50% of an award.

3. Long Term Incentive Plan Release

On 28 November 2008, the following Directors and PDMR exercised their rights over vested awards made under the Long Term Incentive Plan (which were granted for nil consideration) following satisfaction of both the Free Cash Flow and Total Shareholder Return performance conditions in the three years ended 30 September 2008 and the following Shares were issued.

Name	Director or PDMR	Number of Shares
Richard Cousins	Director	727,272
Andrew Martin	Director	460,606
Ian El-Mokadem	PDMR	387,878

Of the shares issued as noted in the above table, shares were sold on 28 November 2008 at 296.01p per Share in order to realise sufficient funds to settle resultant tax and social security liabilities arising from such issue as shown below.

Name	Number of Shares sol
Richard Cousins	294,22
Andrew Martin	186,34
Ian El-Mokadem	156,92

4. Release of All-Employee Plan Shares

On 28 November 2008, Gary Green, a Director, who is responsible for the Group's US, Canadian and Mexican businesses, was issued with 6,187 Shares for no consideration which vested on 1 September 2008 under his 2005 grant of share appreciation rights. The

grant was made under the Compass Group PLC 1999 Stock Bonus Plan, an all-employee share plan for US employees. No grants have been made under the Plan since 2005 and no extant awards remain in force.

5. Resultant Shareholdings

Following the transactions detailed above, Messrs Gardner, Cousins, Martin, Green and El-Mokadem have increased their holdings and are interested in Shares as shown below:

Name	Number of Shares	Percentage of Issued Sh Cap
Sir Roy Gardner	213,878	0.01
Richard Cousins	733,046	0.03
Andrew Martin	432,822	0.02
Gary Green	630,457	0.03
Ian El-Mokadem	300,958	0.01

* of which 13,878 Shares are registered in the name of R.A.G. Associates Limited.

ENDS

Enquiries:

Compass Group PLC
+44 (0)1932 573000

Investors/Analysts: Mark J White, General Counsel & Company Secretary
Media: Chris King, Group Head of Media Relations

Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of around £11 billion in the year to 30 September 2008. The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

END

Close

COMPASS
GROUP

82-5161

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None this period.

COMPASS GROUP

82-5161

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

RECEIVED

2008 DEC 15 A 6:40

Please complete in typescript, or in bold black capitals.

CHFP029

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4083914

Company Name in full Compass Group PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	0 1	1 1	2 0 0 8	†Date of Birth	1 9	0 6	1 9 5 5

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Timothy Charles

Surname: Parker

Previous Forename(s): Previous Surname(s):

†† **Usual residential address**: Southwood East, Apollo Rise

†† **Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985** ✓

Post town: Farnborough Postcode: GU14 0JW

County / Region: Hampshire Country: England

†Nationality: British †Business occupation: Director

†Other directorships (additional space overleaf): SEE ATTACHED LIST

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] Date 1 NOV 2008

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] Date 01.11.2008

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Andrew V Derham
Compass Group PLC, Compass House, Guildford Street, Chertsey,
England, KT16 9BQ Tel
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form May 2004

Company Number 4083914

† Directors only.

†Other directorships

- A.A. Insurance Services Limited, resigned on 18/09/2007
- AA Acquisition Co Limited, resigned on 18/09/2007
- AA Assistance Limited, resigned on 18/09/2007
- AA Buyacar Limited, resigned on 18/09/2007
- AA Corporation Limited, resigned on 18/09/2007
- AA Distribution Services Limited, resigned on 18/09/2007
- AA Financial Services Limited, resigned on 18/09/2007
- AA Fleet Services Limited, resigned on 18/09/2007
- AA Junior Mezzanine Co Limited, resigned on 18/09/2007
- AA Limited, resigned on 18/09/2007
- AA Road Services Limited, resigned on 18/09/2007
- AA Senior Co Limited, resigned on 18/09/2007
- AA Signs Limited, resigned on 18/09/2007
- AA SPC Co Limited, resigned on 18/09/2007
- AA The Driving School Agency Limited, resigned on 18/09/2007
- AA Top Co Limited, resigned on 18/09/2007
- AA Underwriting Limited, resigned on 18/09/2007
- Alliance Boots plc, resigned on 26/06/2007
- Arrowspeed Investments Limited, resigned on 23/03/2005
- Assetprize Limited, resigned on 23/03/2005

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.

- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant

- a parent company which wholly owned the company making the return, or

- another wholly owned subsidiary of the same parent company.

Company Number 4083914

† Directors only. †Other directorships

Automobile Association Commercial Services Limited, resigned on 18/09/2007

Automobile Association Developments Limited, resigned on 18/09/2007

Automobile Association Holdings Limited, resigned on 18/09/2007

Automobile Association Insurance Services Holdings Limited, resigned on 18/09/2007

Automobile Association Personal Finance Limited, resigned on 27/06/2006

Automobile Association Protection and Investment Planning Limited, resigned on 18/09/2007

Automobile Association Services Limited, resigned on 18/09/2007

Automobile Association Travel Services Limited, resigned on 18/09/2007

Automobile Association Underwriting Services Limited, resigned on 18/09/2007

Autospeed Tyres (Western) Limited, resigned on 23/03/2005

Avon and Wiltshire Properties Limited, resigned on 23/03/2005

Bailey Toon Limited, resigned on 18/09/2007

Budget Exhausts & Tyres Limited, resigned on 23/03/2005

Budget Tyre Plus Autoservice Limited, resigned on 23/03/2005

Carex Exhaust Centres Limited, resigned on 23/03/2005

Carex Manufacturing Limited, resigned on 23/03/2005

Carscan Limited, resigned on 23/03/2005

CDC Group PLC, resigned on 10/12/2003

Chas. R. Collins Property Co. Limited, resigned on 23/03/2005

Cost U Less Limited, resigned on 23/03/2005

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Company Number 4083914

† Directors only.

†Other directorships

- Dedicated Roadside Assistance Limited, resigned on 18/09/2007
- Detailagent Limited, resigned on 23/03/2005
- Dial-a-Tyre Limited, resigned on 23/03/2005
- Drive Publications Limited, resigned on 18/09/2007
- Ebley Tyre and Auto Centres (South East) Limited, resigned on 23/03/2005
- Ebley Tyre Services Limited, resigned on 23/03/2005
- Euro Exhaust Centres (Scotland) Limited, resigned on 23/03/2005
- Exhaust Specialists Limited, resigned on 23/03/2005
- Fanum Services Limited, resigned on 18/09/2007
- FTM Limited, resigned on 23/03/2005
- FTM Systems Limited, resigned on 23/03/2005
- FTM Tyrefit Limited, resigned on 23/03/2005
- Harveys Tyres Limited, resigned on 23/03/2005
- Humphries Tyre & Exhaust Centres Limited, resigned on 23/03/2005
- Kwik-Fit (Eastern) Limited, resigned on 23/03/2005
- Kwik-Fit (GB) Limited, resigned on 23/03/2005
- Kwik-Fit (IS) Leasing Limited, resigned on 23/03/2005
- Kwik-Fit (No 1) Limited, resigned on 23/03/2005
- Kwik-Fit 2003 Limited, resigned on 23/03/2005
- Kwik-Fit Developments Limited, resigned on 23/03/2005

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.

- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant

- a parent company which wholly owned the company making the return, or

- another wholly owned subsidiary of the same parent company.

Company Number 4083914

† Directors only.

†Other directorships

- Kwik-Fit Euro Limited, resigned on 23/03/2005
- Kwik-Fit Finance Limited, resigned on 30/08/2005
- Kwik-Fit Financial Services Limited, resigned on 23/03/2005
- Kwik-Fit Group Limited, resigned on 30/08/2005
- Kwik-Fit Holdings Limited, resigned on 23/03/2005
- Kwik-Fit Hometune Motoring Services Limited, resigned on 23/03/2005
- Kwik-Fit Insurance Services Limited, resigned on 12/04/2005
- Kwik-Fit Properties Limited, resigned on 23/03/2005
- Kwik-Fit Telemarketing Limited, resigned on 23/03/2005
- Kwik-Lube Limited, resigned on 23/03/2005
- Legal & General Group PLC, resigned on 05/07/2004
- Mobility Tyres Limited, resigned on 23/03/2005
- Nexus Unicall Limited, resigned on 23/03/2005
- Personal Insurance Mortgages and Savings Limited, resigned on 18/09/2007
- Pit Stop Auto Services Limited, resigned on 23/03/2005
- Premium Funding Limited, resigned on 18/09/2007
- Preston Paints Limited, resigned on 23/03/2005
- Silver Shield Screens Limited, resigned on 23/03/2005
- Sir Speedy Silencer Systems Limited, resigned on 23/03/2005
- Speedy-Fit Exhausts Limited, resigned on 23/03/2005

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Company Number 4083914

† Directors only.

†Other directorships

- Superdrive Motoring Centres Limited, resigned on 23/03/2005
- Swanton Novers Estates Limited, resigned on 23/03/2005
- Taylor Price Insurance Services Limited, resigned on 18/09/2007
- TFA Limited, resigned on 23/03/2005
- The Automobile Association Limited, resigned on 18/09/2007
- The Motoring Trust Limited, resigned on 21/12/2006
- The Road Association Limited, resigned on 18/09/2007
- Town and Country Tyre Services Limited, resigned on 23/03/2005
- TPAS (UK) Limited, resigned on 23/03/2005
- Tyre & Exhaust World Limited, resigned on 23/03/2005
- Tyre Sales (Birmingham) Limited, resigned on 23/03/2005
- Vinmalpo Limited, resigned on 23/03/2005

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.

- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant

- a parent company which wholly owned the company making the return, or

- another wholly owned subsidiary of the same parent company.

RECEIVED

2008 DEC 15 A 6:40

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	30	10	2008	07	11	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	106,469	22,500	21,875
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	30	10	2008	07	11	2008

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	4,938		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£2.902		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): Vidacos Nominees Limited	Class of shares allotted	Number allotted
Address: Participant ID 30XMH, Member Account SSB1	Ordinary	73,179
Citigroup Centre, Canada Square, Canary Wharf, London		
UK Postcode E14 5LB		
Name(s): Please see attached additional schedule of allottees.	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: +17

Signed [signature] Date 10-11-08

~~** A director~~ / secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Shareholder Details	Class of shares allotted	Number of shares allotted
Carol Burk 5314 Alderclose Olds Alberta Canada T4H 1L4	Ordinary	1,058
Earl Hatch 41 Brown St Stoney Plain Alberta Canada T7Z 1E8	Ordinary	846
Dale C Mcgee 113 West Lakeview Cres. Chestermere Alberta Canada T1X 1G8	Ordinary	2,116
David M Omar 13912 119 Avenue Edmonton Alberta Canada T5L 2N8	Ordinary	247
Madeleine Quefelec 9831 7th St.Se Calgary Alberta Canada T2J 2T7	Ordinary	529
Katherine Roulston 4832 - 146 Avenue Edmonton Alberta Canada T5Y 2X7	Ordinary	211
Rick Bennett 13301 235th Street Maple Ridge British Columbia Canada V4R 2W3	Ordinary	264
Judie Dreger 2-56 Richmond Street New Westminster British Columbia Canada V3L 5P2	Ordinary	1,058

Clf

Shareholder Details	Class of shares allotted	Number of shares allotted
Linda D Dunham 1246 Craigflower Rd Victoria British Columbia Canada V9A 2Y6	Ordinary	1,044
Balwant B Gill 9651 Mcburney Drive Richmond British Columbia Canada V6Y 3C5	Ordinary	261
Marnie Hamber 11007 Cedar Lane North Saanich British Columbia Canada V8L 5R1	Ordinary	1,566
Brian Jones 1144 Dallas Rd Victoria British Columbia Canada V8V 1C1	Ordinary	423
Sherry M Kolcun 4992 Manor Street Burnaby British Columbia Canada V5G 1B5	Ordinary	380
Darrin Loiselle 685 Steinke Place Kamloops British Columbia Canada V2B 7L7	Ordinary	208
Janet Mcdonough 1521 Burton Ave Victoria British Columbia Canada V8T 2N3	Ordinary	209
Robert Morelli 6637 Brantford Avenue Burnaby British Columbia Canada V5E 2R9	Ordinary	1,044

aly

Shareholder Details	Class of shares allotted	Number of shares allotted
Jennifer L Phillips 649 Baker St Victoria British Columbia Canada V8Z 2H8	Ordinary	160
Katheleen M Pitre 2253 Sooke Road Victoria British Columbia Canada V9B 1X3	Ordinary	313
Praveena L Thompson 13360 88a Ave Surrey British Columbia Canada V3V 7W4	Ordinary	211
Tyol R Wongs 1789 Scott Place Kamloops British Columbia Canada V2E 1W3	Ordinary	264
Valerie Bowley 626-1310 Archibald Street Winnipeg Manitoba Canada R2J 0Z4	Ordinary	264
Sofia Marrone 550 Dovercourt Drive, Apt 9 Wiinipeg Manitoba Canada R3Y 1Y8	Ordinary	317
Valerie Oakes 50 Sumter Cres Winnipeg Manitoba Canada R2R 1B9	Ordinary	264
Anne Pudgeon 115 Niakwa Road, Apt # 908 Winnipeg Manitoba Canada R2M 5A8	Ordinary	211

aff

Shareholder Details	Class of shares allotted	Number of shares allotted
Tracey Leblanc 56 River Glade Road River Glade New Brunswick Canada E4Z 3J8	Ordinary	210
Carol Sanford 107 Parr Street St Andrews New Brunswick Canada E5B 1K7	Ordinary	207
Jeanette Chafe 617 South Side Rd St John's NL Canada A1E 1A4	Ordinary	203
Glendine Dillon 257 Blackmarsh Rd St Johns NL Canada A1E 1T3	Ordinary	89
Cathy Evans 44 Harvard Dr. Mt. Pearl NL Canada A1N 2Z7	Ordinary	168
Rhonda M Feltham P.O. Box 308 Badger's Quay NL Canada A0G 1B0	Ordinary	157
Elizabeth King 6 Yellowknife St. St. John's NL Canada A1A 2Z8	Ordinary	793
Cheryl Bennett 12 Polara Drive Sackville Nova Scotia Canada B4C 2B6	Ordinary	179

ay

Shareholder Details	Class of shares allotted	Number of shares allotted
Catherine Briand 113 Jarvis Lane Halifax Nova Scotia Canada B3K 3J1	Ordinary	171
Laura Brooks 26b Kennedy Dr. Dartmouth Nova Scotia Canada B2X 1N7	Ordinary	200
Ida Fowler 79 Lakecrest Dr., Apt 307 Dartmouth Nova Scotia Canada B2Y 1N5	Ordinary	208
Roy Harvey 1034 Bishop Ave. New Minas Nova Scotia Canada B4N 3L6	Ordinary	264
Donalda Kelly R R #1 Antigonish Nova Scotia Canada B2G 2K8	Ordinary	1,058
Michelle Mahoney 32 Beaverbank Road Lower Sackville Nova Scotia Canada B4E 1G5	Ordinary	173
Della Mae Smith 7 Maryjollymore Dr. Terrance Bay Nova Scotia Canada B3T 1X8	Ordinary	134
Barbara E Tracy 67 Bromley Rd. Halifax Nova Scotia Canada B3P 2L6	Ordinary	208

Cy

Shareholder Details	Class of shares allotted	Number of shares allotted
Maher Ahmed 620 Ferguson, Unit 28 Milton Ontario Canada L9T 0M6	Ordinary	1,587
Shirley Allen-Coles 61 North Riverdale Dr Caledon Ontario Canada L7C 3K3	Ordinary	1,058
Nadeene Allison 9 Feeney Ave. Scarborough Ontario Canada M1B 4N6	Ordinary	501
Wendy Barker-Smith 38 Dennis Ave. London Ontario Canada N6P 1B8	Ordinary	529
Lana C Barr 287 Water St Almonte Ontario Canada K0A 1A0	Ordinary	208
Lynne G Barry 999 Hawthorne Court Oshawa Ontario Canada L14 2H4	Ordinary	209
Hymie Blum 59 Clanton Park Rd Toronto Ontario Canada M3H 2C9	Ordinary	529
Deborah J Boston 68 Atwater St Sault Ste Marie Ontario Canada P6C 5Y6	Ordinary	211

Shareholder Details	Class of shares allotted	Number of shares allotted
Bridget Bray 170 12th St, Apt 4 Toronto Ontario Canada M8V 4E5	Ordinary	634
Linda Ann Broley #31-960 Glen Street Oshawa Ontario Canada L1J 6E8	Ordinary	101
Verna Burnett 2540 Westoak Trails Blvd Oakville Ontario Canada L6M 3S1	Ordinary	529
Michael Byerley 1910-4470 Tucana Ct Mississauga Ontario Canada L5R 3K8	Ordinary	529
Joseph Manuel Cabral 660 Donegal Drive London Ontario Canada N6H 3H7	Ordinary	211
Linda Cassel 1003 Afton Road Peterborough Ontario Canada K9J 7K3	Ordinary	829
Nelson Chan 37 Lark Crescent Richmond Hill Ontario Canada L4S 2N2	Ordinary	522
Carrie Cheng 26 Grand Ave Etobicoke Ontario Canada M8Y 2Y7	Ordinary	1,058

Shareholder Details	Class of shares allotted	Number of shares allotted
William Cheng 947 Rambleberry Avenue Pickering Ontario Canada L1V 5Y9	Ordinary	1,044
Elizabeth Cipriani 19 Chicora Ave. Toronto Ontario Canada M5R 1T7	Ordinary	773
Brenda Crunican R.R. #2 14462 Fifteen Mile Road Denfield Ontario Canada NOM 1P0	Ordinary	264
Christie E Czerniej 667 Second Line West Sault Ste. Marie Ontario Canada P6C 2K8	Ordinary	211
Astrid Dilabio 2027 Leslie Street Ottawa Ontario Canada K1H 5M1	Ordinary	529
Catherine Dilworth 54 Lake Margaret Trail St Thomas Ontario Canada N5R 6K7	Ordinary	3,174
Martin Doyle 18 Wellesmere Court Nepean Ontario Canada K2E 8C2	Ordinary	2,645
Julie Farmer 112 Miller Rd Oakville Ontario Canada L6H 1J9	Ordinary	289

Shareholder Details	Class of shares allotted	Number of shares allotted
Sharon Fletcher 705-80 Highview Ave. E London Ontario Canada N6C 5W8	Ordinary	634
Kyle Gilbert #5-2210 Loyola Ave. Ottawa Ontario Canada K1J 8H5	Ordinary	264
Rosalin Gordon 7433 Yonge St #208 Thornhill Ontario Canada L3T 2B7	Ordinary	208
Margaret Gordon-Allen 2 Davisbrook Blvd, Unit 15 Scarborough Ontario Canada M1T 3P3	Ordinary	158
Linda Hammond 433151 Zenda Line, R. R. # 1 Mt. Elgin Ontario Canada N0J 1N0	Ordinary	176
Cheryl Hodgson R.R.#6, Prince Lake Rd Sault Ste Marie Ontario Canada P6A 6K4	Ordinary	248
Mary Hopkins 1124 Armour Rd., R.R. # 9 Peterborough Ontario Canada K9J 6Y1	Ordinary	435
Kathy D Howes 168 Vancouver St. London Ontario Canada N5W 4R6	Ordinary	146

ay

Shareholder Details	Class of shares allotted	Number of shares allotted
John Johnston 13 Pressed Brick Dr. Brampton Ontario Canada L6V 4K8	Ordinary	211
Brian Knowles 56 Deborah Drive Strathroy Ontario Canada N7G 4C8	Ordinary	264
Hung Le 269 Camelot Court Mississauga Ontario Canada L5B 3L5	Ordinary	4,867
Ora Leblanc Apt. 101, 2825 Islington Ave Toronto Ontario Canada M9L 2K1	Ordinary	317
Jack Macdonald 4120 Stonebridge Crs. Burlington Ontario Canada L7M 4N3	Ordinary	4,612
Hildegard M Major 130 Primrose Drive Sault Ste Marie Ontario Canada P6B 4E6	Ordinary	211
Robert Martin 61 Pinebrook Circle Caledon Ontario Canada L7C 1C3	Ordinary	1,058
Michael Masse 64 Catharine St Aurora Ontario Canada L4G 1K7	Ordinary	1,058

ay

Shareholder Details	Class of shares allotted	Number of shares allotted
Julie Mathers 360 Tweedsmuir Ave London Ontario Canada N5W 1L7	Ordinary	522
Andree Mathurin-Scott R R # 1 Foxboro Ontario Canada K0K 2B0	Ordinary	88
Hugh Mcintosh 385 Grangeover Court London Ontario Canada N6G 4K8	Ordinary	1,058
Wendy G Mount 591 Erskine Ave Peterborough Ontario Canada K9J 5T5	Ordinary	461
Ross Munro 260 O'donoghue Avenue Oakville Ontario Canada L6H 3W6	Ordinary	1,587
Tammy Niman #210 - 1427 Palmerston Drive Ottawa Ontario Canada K1J 8N9	Ordinary	261
Brenda O'Neill 110 Miller Drive Ancaster Ontario Canada L9G 4W3	Ordinary	529
Catherine Oosterveld 270 Henry Street Palmerston Ontario Canada N0G 2P0	Ordinary	230

Cy

Shareholder Details	Class of shares allotted	Number of shares allotted
Florence Owusu #516-14 Carluke Toronto Ontario Canada M2L 2H8	Ordinary	211
Sandra Parolin 6126 Concession 7 Beeton Ontario Canada L0G 1A0	Ordinary	1,058
Kelly L Powell 1226 Napier Cres Oakville Ontario Canada L6H 2A4	Ordinary	264
Shelley Reinhart 1765 Marconi Blvd London Ontario Canada N5V 4V2	Ordinary	370
Gwen Riel 90 Martin St. N. Box 611 Almonte Ontario Canada K0A 1A0	Ordinary	211
Rachel Rock 955 Ste Guillaume St Embrun Ontario Canada K0A 1W0	Ordinary	156
Lisa Salonen-Mackay 44 Henry Corson Pl Markham Ontario Canada L3P 3E9	Ordinary	793
Mildred Schope 30 Forest Grove Dr Whitby Ontario Canada L1R 2A7	Ordinary	441

Shareholder Details	Class of shares allotted	Number of shares allotted
Eduardo Siles 2482 Newcastle Crescent Oakville Ontario Canada L6M 4P3	Ordinary	208
David Smith 5 Cornelia Crt, Rr#1 Millgrove Ontario Canada L0R 1V0	Ordinary	1,322
Deborah Staromansky 906 Dyer Court Oshawa Ontario Canada L1K 1V8	Ordinary	991
Joanne Tanner 1995 Royal Rd, Town House 102 Pickering Ontario Canada LIV 6V9	Ordinary	84
Joy Thompson 54 Tovell Dr Guelph Ontario Canada N1G 3G9	Ordinary	792
Mary Viglione 125 Autumn Glen Cr. Etobicoke Ontario Canada M9W 6B3	Ordinary	180
Mary Webb 5049 Regional Road 55 Whitefish Ontario Canada P0M 3E0	Ordinary	423
Matt Richens 1811 Stackhouse Cres London Ontario Canada N5X 4M5	Ordinary	3,174

ay

Shareholder Details	Class of shares allotted	Number of shares allotted
Donna Larter 45 Cornwall Rd, Box 106 Cornwall Prince Edward Island Canada C0A 1H0	Ordinary	256
Brian Arbuckle 4175 Rq Des Etangs St.Jean Baptiste Quebec Canada J0L 2B0	Ordinary	2,116
Ginette Blais 67 De La Bernache Canton Magog Quebec Canada J1X 3W4	Ordinary	494
Johanne Cote 1-581 Boisjoli St-Romuald Quebec Canada G6W 3J9	Ordinary	152
Kanthi Desliva 362 Place Desfleurs Dollard Des Ormeaux Quebec Canada H9G 1T4	Ordinary	407
Louise D Dubuc 2434 Jolicoeur Montreal Quebec Canada H4E 1Y2	Ordinary	261
Suzanne Gagnon 135 Bellevue Otterburn Park Quebec Canada J3H 1Y5	Ordinary	620
Stan Kishi 17875 Meloche Pierrefonds Quebec Canada H9J 3P9	Ordinary	264

ay

Shareholder Details	Class of shares allotted	Number of shares allotted
Vimmie Kulasegaram 86 Meridian Blvd. Kirkland Quebec Canada H9H 4E2	Ordinary	203
Francine Labbe 224 Hebert Dollard Des Ormeaux Quebec Canada H9A 3B3	Ordinary	260
Jean-Jacques Lapointe 176 Crescent Rolland Greenfield Park Quebec Canada J4V 2Y2	Ordinary	378
Anne Lebrun 338 De Vendee Boucherville Quebec Canada J4B 8H4	Ordinary	634
Brigitte Moreau 220 Casgrain Longueuil Quebec Canada J4L 1K9	Ordinary	75
Lucie Parent 235, 2e Boulevard Est Terrasse-Vaudreuil Quebec Canada J7V 5W8	Ordinary	529
Nathalie Simard 3395 G. Boulevard St-Hubert Quebec Canada J4T 2L6	Ordinary	156
Denis Smith 1077 Dion Street Chambly Quebec Canada J3L 3B7	Ordinary	1,058

auf

Shareholder Details	Class of shares allotted	Number of shares allotted
Daniel Tessier 10870 St-Jacques, #11 Lorretteville Quebec Canada G2B 2T3	Ordinary	158
Christine May Williams 235, 2e Boulevard Est Terrasse-Vaudreuil Quebec Canada J7V 5W8	Ordinary	331
Else Mejlby Jorgensen Hovedvejen 87 4733 Tappernøje Denmark	Ordinary	186
Mona Malmborg Amagerbrogade 111, 2.th. 2300 København S Denmark	Ordinary	466
Karin Jensen Hanehøgsvägen 11 238 35 Oxie Sweden	Ordinary	148
Torben Grinder-Pedersen Pagteroldvej 15 2650 Hvidovre Denmark	Ordinary	1,864
Lisbeth Storevik Hakestad Øvre Hamrane 3 4152 Vestre Åmøy Norway	Ordinary	979
Øyving Gunhildrud Karlstadgt 12 0553 Oslo Norway	Ordinary	543
Per Holstein Kvednaneset 7 4120 Tau Norway	Ordinary	168
Johanne Holden Steinlsen 29C 7049 Trondheim Norway	Ordinary	2,664

Cuf

Shareholder Details	Class of shares allotted	Number of shares allotted
Torun Kristine Johansen Almedalsveien 13 3030 Drammen Norway	Ordinary	888

CMJ

RECEIVED

2008 DEC 15 A 6:40

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	10	11	2008	14	11	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	1,765,378	499	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.902	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Vidacos Nominees Limited	Class of shares allotted	Number allotted
Address: Participant ID 30XMH, Member Account SSB 1, Citigroup Centre, Canada Square, Canary Wharf, London	Ordinary	9,645
UK Postcode E14 5LB		
Name(s): Greenwood Nominees Limited	Class of shares allotted	Number allotted
Address: Participant ID 142 GW, Designation 595066, 20 Moorgate, London	Ordinary	1,756,232
UK Postcode EC2R 6DA		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 14/11/08

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHW P000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	17	11	2008	21	11	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	75,900	2,984	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.902	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

CMf

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB 1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Ordinary	41,042
Name(s): HSDL Nominees Limited Address: Participant ID 33x24, Trinity Road, Halifax UK Postcode HX1 2RG	Ordinary	9,515
Name(s): Please see attached additional schedule of allottees. Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: +1

Signed [signature] Date 21/11/08

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Shareholder Details	Class of shares allotted	Number of shares allotted
Mr Jonathan Clarke 11 Jermyn Way Halesworth Suffolk IP19 8NTN	Ordinary	5,287
Mr Mohammad Labassi Flat 5 Walston House Aylesford Street Westminster London SW1V 3RL	Ordinary	3,172
Mr Stephen Meadway 66 Whitgift Close Basingstoke RG22 4QJ	Ordinary	5,615
Mrs Melanie Jane O'Connell 22 Ashridge Crescent Woowich London SE18 3EB	Ordinary	2,114
Mr Peter Bennett 19 Ellis Close Cottenham Cambridge CB4 4UN	Ordinary	5,615
Mr Joseph Mallinder 233 Highcliffe Road Sheffield S11 7LQ	Ordinary	528
Mrs Margaret O Reilly 25 Shelley Drive Bletchley Milton Keynes MK3 5BN	Ordinary	5,178
Mrs Sinead Maye 11 Millbrook Village Milltown Dublin 6 Ireland	Ordinary	818

Companies House
for the record

RECEIVED
2008 DEC 15 A 6:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	24	11	2008
To	28	11	2008

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	22,282		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£1.792		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB 1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode: E14 5LB	Class of shares allotted: Ordinary	Number allotted: 9,121
Name(s): HSDL Nominees Limited Address: Participant ID 33x24, Trinity Road, Halifax UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 6,344
Name(s): Greenwood Nominees Limited Address: Participant ID 142 GW, Designation 595066, 20 Moorgate, London UK Postcode: EC2R 6DA	Class of shares allotted: Ordinary	Number allotted: 6,183
Name(s): Miss Julie Knowles Address: 213 Portway, Manchester UK Postcode: M22 1SL	Class of shares allotted: Ordinary	Number allotted: 634
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed MJ Brown Date 28/11/08

~~** A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

END